ANNUAL REPORT

2022





2022 **ANNUAL REPORT**

About PROS

PROS Holdings, Inc. (NYSE: PRO) is a market-leading provider
of SaaS solutions that optimize shopping and selling experiences.
Built on the PROS Platform, these intelligent solutions leverage
business AI, intuitive user experiences and process automation
to deliver frictionless, personalized purchasing experiences
designed to meet the real-time demands of today's B2B and B2C
omnichannel shoppers, regardless of industry.
To learn more, visit pros.com.



Dear Stockholders, Customers, Partners, and Employees:

As I reflect on 2022, I am proud of our incredible team for all we accomplished. We delivered 15% subscription revenue growth while driving a 40% improvement to adjusted EBITDA year-over-year.

The PROS value proposition has never been more relevant, which fueled the momentum we saw in our business throughout 2022. In these times of economic uncertainty, businesses turned to PROS to drive greater efficiencies and fuel profitable growth with our automation and AI capabilities. PROS welcomed many new customers in 2022, doubling our deal count year-over-year. We also strengthened our existing customer partnerships, maintaining our best-in-class gross revenue retention rate of over 93%.

In 2022 we announced the completion of our transition to SaaS, with subscription annual recurring revenue (ARR) now representing 93% of our total ARR, signifying a huge milestone for PROS. When we began our SaaS transition in 2015, we set out on a journey to rearchitect and reimagine our solutions, ensuring we would deliver our industry-leading ROI with unmatched performance and scale using the latest innovations in cloud technology. The culmination of this journey was the launch of the PROS Platform in late 2021, which transformed our go-to-market strategy and contributed to our increased deal momentum in 2022. We also delivered our solutions via the PROS Platform with greater efficiency than ever, driving significant expansion of subscription gross margins and services gross margins year-over-year.

Our passion for innovation is in our DNA, and in 2022 we announced the availability of our next generation of price optimization powered by PROS Gen IV AI, the first pricing solution in the market to use neural network technology. Neural network algorithms adapt in real time to ever-changing market factors and drive robust results even with imperfect data, which drives higher ROI results for our customers.

We continued to receive incredible industry recognition for our innovations, with 15 awards and accolades garnered in 2022. We received numerous awards for our leadership in AI, including the 2022 AI Excellence Award for Automated Reasoning, and we were once again named a leader in the 2022 Gartner® Magic Quadrant™ for Configure, Price and Quote, with Gartner citing that PROS delivers more AI-powered capabilities than any other vendor evaluated.

Underpinning all our success is our culture, defined by our core values of ownership, innovation, and care. Together as a team we have built an environment that prioritizes personal growth, ensuring every employee reaches their full potential. We received further recognition of our people-first culture when we were named one of People Magazine's 2022 Companies that Care, a list of 100 U.S. companies that demonstrate outstanding care, respect, and concern for employees.



We enter 2023 extremely well positioned to fuel our profitable growth and deliver on our mission of helping people and companies outperform.

Thank you for your ongoing support of PROS.

- Andres

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.   )

Filed by the Registrant ☑   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

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    (as permitted by Rule 14a-6(e)(2))

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under §240.14a-12



PROS HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s)
Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item
           25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

Attending the Annual Meeting

Our 2023 annual meeting of stockholders (Annual Meeting) will be held in a virtual format to permit all stockholders equal access to the Annual Meeting.

To participate in the Annual Meeting, please follow the instructions posted at:

www.virtualshareholdermeeting.com/PRO2023

Online access to the meeting platform will begin 30 minutes prior to the meeting, which will begin promptly at:

8:00 a.m. Central Daylight Time on May 11, 2023

If you want to ask a question before the meeting, then beginning on April 12, 2023 and ending at 11:59 p.m. Eastern Time on April 26, 2023, you may log into www.proxyvote.com and enter your 16-digit control number. Questions pertinent to meeting matters which are submitted in advance will be answered during the Annual Meeting, subject to time constraints.

If you want to submit your question during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/PRO2023, type your question into the "**Ask a Question**" field, and click "**Submit**." Questions pertinent to meeting matters that are submitted during the meeting will be answered during the Annual Meeting. You do not need to attend the Annual Meeting to vote.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance either online or as detailed under Voting Instructions in this Proxy Statement.



PROS Holdings, Inc.

Notice of 2023 Annual Meeting of Stockholders

Virtual Meeting Site:

www.virtualshareholdermeeting.com/PRO2023

May 11, 2023

8:00 am Central Daylight Time

The Notice of Meeting, Proxy Statement and Annual Report on Form 10-K
are available free of charge at proxyvote.com and at ir.pros.com.

Items of Business

1   Elect two Class I directors (Greg Petersen and Timothy Williams) to the board of directors of PROS Holdings, Inc. (Board of Directors or Board) to serve a three-year term until the annual meeting of our stockholders to be held in the year 2026 (2026 Annual Meeting);

2   Advisory vote on named executive officer compensation;

3   Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares;

4   Ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023;

5   Advisory vote on the frequency of voting on named executive officer compensation; and

6   Transaction of other business that may properly come before the Annual Meeting.

Record Date

Close of business on March 21, 2023 (Record Date).

By Order of the Board of Directors,

/s/ Damian Olthoff

Damian Olthoff
General Counsel and Secretary
Houston, Texas
March 31, 2023

Your vote is important. Please vote.

TABLE OF CONTENTS

	Page
Proxy Statement Summary	6
How to Vote	6
Materials to Review	6
Business Highlights	7
Corporate Governance	8
Role of the Board of Directors	9
Corporate Governance Practices	11
Risk Management	12
ESG Oversight	12
Cybersecurity Oversight	12
Board Governance	12
Communication with Our Board	14
Directors	15
PROPOSAL ONE - Election of Directors	19
Director Compensation	20
Executive Officers	21
Compensation and Leadership Development Committee Report	22
Compensation Discussion and Analysis	22
Executive Compensation	32
Pay Versus Performance	37
Equity Compensation Plan Information	40
PROPOSAL TWO - Non-Binding Advisory Vote on Executive Compensation	41
PROPOSAL THREE - Approval of Amendments to the Amended and Restated 2017 Equity Incentive Plan to, Among Other Items, Increase Plan Shares Authorized for Issuance	42
Security Ownership	53
Section 16(a) Beneficial Ownership Reporting Compliance	54
Certain Relationships and Related Party Transactions	54
Audit Committee Report	55
Independent Registered Public Accounting Firm Fees	56
PROPOSAL FOUR - Ratification of Independent Registered Public Accounting Firm Appointment	57
PROPOSAL FIVE - Non-Biding Advisory Vote on Frequency of Vote on Executive Compensation	58
General Information	59
Voting Instructions	59
Stockholder Proposals and Director Nominations	60
Appendix A - Amended and Restated 2017 Equity Incentive Plan, as amended	66

In this Proxy Statement, the terms "PROS," the "Company," "we," "us" and "our" refer to PROS Holdings, Inc. together with its consolidated subsidiaries. This Proxy Statement includes website addresses and references to additional materials found on those websites. These websites are not incorporated in this Proxy Statement by reference.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our ESG goals and strategies. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks and uncertainties that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

These materials were first sent or made available to stockholders on March 31, 2023.

Our Values

At PROS, our mission is to help people and companies outperform. Our people, culture and values, reflected in our motto "We are Owners. We are Innovators. We Care.", are at the heart of everything we do to deliver on this mission. Our values are simple, celebrated and guide how we show up, how we treat others and how we make decisions every day. Consistent with our values, we publicly release information about our business across a number of important topics*, including corporate social responsibility (CSR) and environmental, social and governance (ESG) issues. We want our people to be proud of the work they do and of the company they work for.

We are Owners

Our people's success is PROS success, and while our employees work hard every day to deliver the best experience for our customers, we look for every opportunity internally to create a better employee experience for our people. Our colleagues take pride in the work they do and in helping others, making everyone around them even better. We value and respect all voices across PROS, encouraging ongoing feedback to help us continuously learn and grow. We hold ourselves and others accountable and take ownership of our growth and development. PROS offers several ways for our people to get involved and grow their careers and skillsets, including leadership training, mentorship opportunities and employee resource groups.

We are Innovators

The diversity of experience and thought that our employees' unique perspectives bring to the table not only foster an inclusive culture but are a central driver to our innovation and business success. We continue to be recognized by industry analysts for top products and innovation, including leadership positions in G2 for Pricing Software and the Gartner Magic Quadrant for CPQ, as well as the Constellation ShortList for Configure, Price, Quote and Price Optimization. We were awarded numerous industry awards recognizing our continued product innovation, including: 2022 International Stevie Winner for the PROS Platform, 2022 Silver Golden Bridge Award for the PROS Platform, AI Breakthrough Award 2022: Best AI-Based Solution for Sales and CRM Watchlist 2022 Winner.

We Care

About our Employees. We are truly a people-first culture where every person is encouraged to bring their authentic selves to work and feel they belong and are valued. It's how our company was started and how we'll always operate. We believe that cultivating an inclusive environment – through diversity of thought, backgrounds, cultures and experiences – is key to making an impact and enabling our people to reach their full potential. Our teams prioritize wellbeing and genuinely care for and support each other, our communities and customers. The impact of these efforts is evidenced by our award-winning culture, Certified™ by Great Place to Work® and recognized as a Best Workplace in Texas, Most Loved Workplace and People's 100 Companies that Care in 2022.

About our Communities. We believe in giving back and making a positive impact in the communities where we live and work. Through participation in community outreach projects, our people continue to create a culture that embraces inclusion and belonging and fosters a collaborative sense of purpose, creating a positive societal impact and further bringing our corporate values to life. Our employees volunteer their time to numerous social programs that are aimed at addressing a wide range of issues in the areas of homelessness, education, empowerment, crisis response and conservation.



About our World. We believe success is not just measured in dollars and cents; it is also measured in the impact we have on our communities. PROS continues to initiate sustainable activities that make a positive impact on the people and the environment around us. We are committed to understanding and minimizing our own environmental footprint. Our approach focuses on energy, emissions and waste across our operations including the PROS Platform and in our corporate facilities.

*Our goals are aspirational and may change. Statements regarding the Company are not guarantees or promises that they will be met. For more information regarding CSR and ESG at PROS, including our diversity and inclusion programs and metrics as well as our environmental stewardship activities, please visit ir.pros.com.

Proxy Statement Summary

This summary highlights selected information for PROS Holdings, Inc. (together with its consolidated subsidiaries, PROS, the Company, we, us or our) in this Proxy Statement. You should read this entire Proxy Statement carefully before voting.

2023 Annual Meeting of Stockholders

Virtual Meeting Site:

virtualshareholdermeeting.com/PRO2023

Date:	**May 11, 2023**
Time:	**8:00 am Central Daylight Time**

The Record Date for the Annual Meeting is March 21, 2023.
Only stockholders of record at the close of business on this date are entitled to vote at the Annual Meeting.

	Proposal	Recommendation of the Board
1	Election of Class I Directors	**FOR** *each of the nominees*
2	Advisory Vote to Approve Executive Compensation	**FOR**
3	Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares	**FOR**
4	Ratification of appointment of Independent Registered Public Accounting Firm	**FOR**
5	Advisory Vote on Frequency of Vote on Executive Compensation	**1 Year**

How to Vote

Please vote your shares promptly to ensure a quorum at the meeting. You may vote online prior to the meeting by visiting *proxyvote.com* and entering the control number found in your Notice of Internet Availability of Proxy Materials, or, if you requested printed copies of the proxy materials, by phone or by mail. You may also vote during the Annual Meeting by visiting *www.virtualshareholdermeeting.com/PRO2023,* entering the control number and following the instructions. For more detailed information, see the section entitled *Voting Instructions.*

Materials to Review

We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) instead of a paper copy of this proxy statement (Proxy Statement) and our Annual Report to Stockholders for the Year Ended December 31, 2022 (2022 Annual Report). The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this Proxy Statement, our 2022 Annual Report and a form of proxy card or voting instruction card.

2022 Business Highlights

In 2022, we continued to deliver on our mission of helping people and companies outperform by enabling our customers to optimize their shopping and selling experiences and compete in the digital economy. By continuing to execute on our strategy, we grew our subscription revenue and total revenue by double digits and advanced on our path to profitability, while managing through a challenging economic environment. For more information on our financial performance, please see our *2022 Annual Report*. Highlights for the year include:

- Increased subscription revenue 15% and total revenue 10%.

- Improved subscription gross margin by over 300 basis points year-over-year to 73%.

- Published our customer value assessment results on pros.com, highlighting that our solutions generate for our customers, on average, 8% revenue uplift, 200 basis points of margin improvement, and 67% improvement in efficiency gain.

- Received recognition from industry analysts and numerous industry awards for top products and innovation, including being named a leader again in the Gartner 2022 Magic Quadrant for Configure, Price, and Quote Application Suites; together with our leadership position in the IDC MarketScape, PROS continues to be the only platform with a leadership position in both Price Optimization and Management and CPQ.

- Recognized as one of PEOPLE's 2022 Companies that Care, a list of the top 100 companies that have succeeded in business while demonstrating outstanding respect, care, and concern for their employees.



Subscription Revenue

None of these accomplishments would have been possible without our dedicated team, inclusive culture, and strong values – We are Owners, We are Innovators, We Care – built into everything we do.

We believe cultivating a diverse and inclusive employee experience and environment sparks creativity, new ideas and innovation. We continue to evolve our business with the market, and our culture of trust, inclusion and innovation allows us to stay one step ahead. This is key to our success and why we continue to be a leader in our market. Happy employees make happy customers, and we take an integrated approach to helping our employees manage their work and personal responsibilities, with a strong focus on employee wellbeing. Our flexible work culture empowers employees and managers to work together to create inclusive work environments that balance both in-person collaboration with the flexibility of virtual work to meet business needs. We continue to evolve our hybrid playbook with new research, resources and best practices to help teams work efficiently. We offer company-wide initiatives to help our employees balance and maintain productivity. From generous time off and Recharge Days, our company-wide mental health holidays to disconnect, to our Work Well Wednesdays, a 'quiet day' for focused work, we're helping our people unplug from work and meeting overload. New to 2022, we launched a Wellbeing Innovation Team of PROS colleagues across the business and globe to help further develop wellness programs designed to meet the needs of our diverse employee workforce.

For more information on our culture and values, please visit *ir.pros.com.*

CORPORATE GOVERNANCE

Our Board and corporate governance structure is designed to assure that the long-term interests of our stockholders are being served. To satisfy the Board's duties, directors are expected to take a proactive approach to overseeing our CEO and other senior management to ensure that PROS is committed to business success while maintaining high ethical standards.

Board and Committee Oversight in 2022

2022 Focus Areas	Typical Board Meeting Process	
✓ Strategy	Before the meeting	Prep meetings with management, auditors and outside advisors
✓ Business Performance		
✓ Investor Relations		
✓ Human Capital Management	Day 1	Board committee meetings and full Board meeting (including reports from each committee chair)
✓ Enterprise Risk Management		
✓ Cybersecurity	Day 2	Full Board meeting, followed by an executive session
✓ Performance and Integration of EveryMundo		
✓ Talent Acquisition, Retention and Development	After the meeting	Management follow up to discuss, respond to and execute on Board guidance and requests
✓ Oversight of ESG efforts		
✓ Diversity and Inclusion		

Audit Committee

2022 Focus Areas & Select Activities

✓ Reviewing management's proposed public disclosures and investor communications and recommending enhancements

✓ Overseeing the detailed audit plan and auditor budget

✓ Monitoring critical accounting and financial reporting matters

✓ Reviewing annual internal control assessments with internal and external auditors

✓ Reviewing with management and external advisors the status of open tax matters and future tax strategies

✓ Reviewing with management the annual risk assessment

✓ Providing oversight of cybersecurity risk management and resilience

Compensation and Leadership Development (CLD) Committee

2022 Focus Areas & Select Activities

✓ Human Capital Management

✓ Updating peer group and developing NEO compensation program for 2023

✓ Reviewing acquisition, retention and succession plans for critical talent

✓ Monitoring equity plan usage

✓ Administering the Company's equity plans

✓ Succession planning

Nominating and Corporate Governance (NCG) Committee

2022 Focus Areas & Select Activities

✓ Reviewing director Committee assignments and Committee leadership

✓ Overseeing annual performance evaluation of Board, Committees and individual directors

✓ Reviewing Code of Conduct, Governance Guidelines and Bylaws

Diverse Board Representation

25%	50%	63%
Women	<3 years tenure	Women and/or from underrepresented communities

Role of the Board of Directors

Our Board oversees our CEO and other senior management to assure that the long-term interests of stockholders are being served. Our Board currently consists of eight members, divided into three classes, with each class serving for a staggered three-year term. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting for a full three-year term. Our Board believes that our classified board structure aligns the Board with the Company's long-term interests and allows for stable and informed oversight, providing institutional perspective both to management and other directors. Our Board has adopted formal Corporate Governance Guidelines to ensure that it has the practices in place to review and evaluate our business operations as needed, to make decisions independent of our management, and to align the interests of directors and management with the interests of our stockholders.

In 2022, our Board met four times and acted via unanimous written consent one time, the Audit Committee met 10 times and acted via unanimous written consent two times, the CLD Committee met five times and acted via unanimous written consent three times, and the NCG Committee met four times and acted via unanimous written consent one time. Each current director who served as a director in 2022 attended at least 75% of the meetings of our Board and the Committees on which he or she served during 2022. The Board encourages all directors to attend annual meetings of the stockholders. All incumbent directors attended the 2022 meeting of stockholders which was held virtually.

Composition of the Board of Directors and its Committees

The Board is led by our independent non-executive chairman, Mr. Russell. The Board's current preferred governance structure is to have an independent director serve as chairman. We believe the current structure provides strong leadership for our Board and ensures independent oversight over the Company, while also positioning our Chief Executive Officer (CEO) as the leader of the Company. The Board has determined that all directors, other than Mr. Reiner, are independent under NYSE listing standards and federal securities laws as of December 31, 2022. All Board committees are comprised entirely of independent directors.

The Board has standing Audit, CLD and NCG Committees. Each Committee has a written charter, which can be found under the *Investor Relations* section of our website at *ir.pros.com.* Our Board has determined that each member of the Audit Committee qualifies as "financially literate" within the rules of the NYSE and that three members of the Audit Committee, Ms. Lesjak and Messrs. Petersen and Williams, qualify as an Audit Committee financial expert within the meaning of the SEC regulations. Each member of our CLD Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code (Code). The current composition of the Board and its committees is as follows:

Name	AC	CLD	NCG	Independent	Other Public Company Boards
Carlos Dominguez	M			Yes	The Hartford
Raja Hammoud		M		Yes	—
Leland T. Jourdan		M		Yes	—
Catherine Lesjak	C		M	Yes	General Electric; GE HealthCare
Greg B. Petersen	M	C		Yes	Plus Therapeutics
Andres D. Reiner *President & CEO*					Paylocity
William Russell *Non-Executive Chairman*		M	C	Yes	Acesso Technology Group
Timothy Williams	M		M	Yes	—
C = Committee Chair; M = Committee Member					

Audit Committee

The Audit Committee assists the Board in oversight and monitoring of:

- our accounting and financial reporting processes and the audits of our financial statements;
- our independent auditors, including their qualifications, engagement, performance and independence;
- the results of the annual audit and the independent auditor's review of our annual and quarterly financial statements and reports, including discussions with independent auditors without management present;
- press releases regarding our financial results and any other financial information and earnings guidance provided;
- matters that have a significant impact on our financial statements;
- the scope, adequacy and effectiveness of our internal control over financial reporting and disclosure controls;
- our internal auditors;
- tax matters and tax strategies;
- risk management, including financial accounting, investment, capital structure, tax and business continuity
- cybersecurity risk management and resilience;
- procedures for complaints for employees to submit concerns anonymously about questionable accounting, internal control or auditing matters; and
- all material related-party transactions that require disclosure.

Compensation and Leadership Development Committee

The CLD Committee discharges the responsibilities of our Board relating to the compensation and benefits for our executive officers and directors, including:

- reviewing and approving the compensation arrangements for our executive officers and directors;
- engaging with a third-party independent advisor to assist in evaluating our executive compensation program;
- reviewing and approving corporate performance goals and objectives relevant to such compensation;
- reviewing our compensation discussion and analysis and CLD Committee report required by the rules of the SEC;
- administering our equity incentive plans;
- providing oversight on the overall leadership development program throughout the Company; and
- overseeing succession planning for executive officers jointly with the NCG Committee.

For more information regarding the roles of the CLD Committee, our independent compensation consultant, our CEO and stockholders with respect to executive compensation and other compensation matters, please see *Compensation Discussion and Analysis.*

Nominating and Corporate Governance Committee

The NCG Committee assists the Board in:

- identifying qualified candidates to become directors and considering the nomination of our incumbent directors for reelection;
- evaluating stockholder nominations of candidates for election to our Board;
- reviewing our general policy relating to selection of director candidates and members of committees of our Board, including an assessment of the performance of our Board;
- reviewing and making recommendations to our Board regarding corporate governance principles and policies;
- reviewing periodically our environmental and corporate social responsibility policies and practices; and
- overseeing succession planning for executive officers jointly with the CLD Committee.

The NCG Committee has the responsibility for establishing the criteria for recommending which directors should stand for reelection to our Board and the selection of new directors to serve on our Board. Although the NCG Committee has not formulated any specific minimum qualifications for director candidates, it has determined desirable characteristics including, but not limited to, business experience, mature judgment, leadership, personal and professional ethics, diversity and integrity. We do not have a formal policy with respect to consideration of diversity in identifying director nominees; however, in the process of selecting a director nominee, the NCG Committee assesses backgrounds, diversity and expected contributions of the individuals to the Board.

Corporate Governance Practices

The Board of Directors has adopted corporate practices and policies that promote excellence in corporate governance. Our corporate governance practices are designed to assure that the long-term interests of stockholders are being served. Key corporate governance policies and practices include:

Independent Oversight	• All non-employee directors are independent.
	• All Board committees are comprised entirely of independent directors.
	• Our Board holds regular executive sessions of independent directors.
	• Our Board has an independent non-executive Chairman.
	• Charters of each of the committees of the Board clearly establish the committees' respective roles and responsibilities.
Stock Ownership Guidelines	• Strong ownership guidelines for directors and NEOs. See *Compensation Discussion and Analysis - Governance and Other Considerations* below.
Accountability	• Clawback policy that applies to all cash awards, and our stock plan has a clawback provision that applies to all equity awards (including time-based and performance-based equity awards).
	• Anti-hedging, anti-short and anti-pledging policies, applicable to all directors and employees.
	• Our director resignation policy requires director nominees who do not receive at least 50% of the stockholder votes "for" re-election to tender their resignation.
	• Directors may not serve on more than four other public company boards; directors who serve as CEOs should not serve on more than two other public company boards.
Ethics	• Code of Business Conduct and Ethics annually affirmed by all employees.
	• Reporting hotline available to all employees, and PROS Audit Committee has procedures in place for the anonymous submission of employee complaints.
Stockholder Communication	• We proactively engage with stockholders throughout each year, including at earnings conference calls, investor road shows and investor days, as well as at individual stockholder meetings. We also welcome stockholders to attend our annual OutPerform event for customers and prospects.
	• Annual "Say-on-Pay" advisory vote on our executive compensation program.
Board Refreshment	• 50% of the Board refreshed since 2020.
Board Performance Evaluations	• Annual board, committee and individual director performance evaluations, led by our non-executive Chairman.
Diversity	• 25% of our Board of Directors are women and 50% are from diverse ethnicities.
Education	• Directors regularly attend continuing education events related to board governance best practices, including conferences and webinars provided by the NYSE, NACD and Equilar, among others.
Succession Planning	• Annual review of executive succession planning.

More information regarding our corporate governance is available under the Investor Relations section of our website at *ir.pros.com*, which also includes our corporate governance policies, our Code of Business Conduct and Ethics, and the charter for each committee of the Board.

Risk Management

The Board oversees our risk management process and programs. Management reviews the process, including identification of key risks and steps taken to address them, with the full Board at least on an annual basis. The Audit Committee, the CLD Committee and the NCG Committee assist the Board in discharging its oversight duties. The Audit Committee considers risks related to the subject matters enumerated in its charter, including risks relating to internal controls, disclosure, financial reporting and cybersecurity.

The CLD Committee reviews risks related to the subject matters enumerated in its charter, including risks associated with our compensation programs. The NCG Committee considers risks related to the subject matters for which it is responsible as identified in its charter, including risks associated with corporate governance. While each of the three committees contributes to the risk management oversight function by assisting the Board in the manner outlined above, the Board remains responsible for the oversight of our risk management.

ESG Oversight

The Board oversees our ESG programs, including ongoing engagement with senior executives on key matters including cybersecurity, diversity, sustainability and governance practices. Our Chief People Officer leads our social investments and champions our commitment to ESG performance and transparency. The NCG Committee oversees our policies and programs concerning ESG matters, including review of our Sustainability Policy. The CLD Committee oversees the development and implementation of our practices, strategies and policies used for recruiting, managing and developing employees (human capital management). These practices, strategies and policies focus on diversity and inclusion, leadership development, workplace environment and safety, and corporate culture. In addition, the full Board receives updates and progress on ESG matters from management, and Mr. Jourdan meets with our Chief People Officer outside of regularly scheduled Board meetings to review ESG matters. For more information on ESG matters, see our ESG Report (available at: *ir.pros.com*). Our ESG Report is not incorporated by reference into this proxy statement.

Cybersecurity Oversight

Our Board devotes significant time to cybersecurity and data privacy risk oversight. The Board annually reviews our overall cyber security risk profile to help ensure that sensitive data remains secure in an ever-changing threat landscape, including risk preparedness, mitigation and transfer strategies. This assessment considers a range of factors, including our business objectives, the threat landscape, industry trends and regulatory requirements. Our Chief Information Security Officer regularly reports to the Audit Committee and the Board on cybersecurity matters. These updates include information on threats, security effectiveness, incident response planning, remediation efforts, employee training and awareness (including the results of our annual cybersecurity training), benchmarking and planned initiatives to help the Board evaluate the effectiveness of our cybersecurity program. Ms. Hammoud also meets with our Chief Information Security Officer outside of regularly scheduled Board meetings to review cybersecurity matters.

Board Governance

Our non-executive chairman, among other responsibilities, oversees the planning of the annual Board calendar, and, with our CEO, in consultation with the other directors, schedules and sets the agenda for meetings of the Board, serves as a liaison between the CEO and the independent directors, leads executive sessions of our Board, and performs such additional duties and responsibilities as requested by the Board from time to time. Executive sessions of the independent directors of the Board are scheduled during each regularly scheduled in-person Board meeting. Our non-executive chairman provides feedback to our CEO, as needed, promptly after the executive session.

Board Performance Evaluation Process. Our Board recognizes that a robust and constructive performance evaluation process is an essential component of Board effectiveness. Our Board conducts annual performance evaluations that are intended to determine whether the Board, each of its committees, and individual Board members are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness. Our NCG Committee oversees this annual process, which is led by our non-executive chairman. As part of this process, each Board member completes written assessments of Board and Committee effectiveness and performance. The Board also assesses the effectiveness and performance of individual Board members. For example, in 2022 each Board member completed written assessments of other Board members. A summary of the results of these assessments are presented to the NCG Committee identifying any themes or issues that have emerged. The results are then reported to the full Board, which considers the results and ways in which Board processes and effectiveness may be enhanced.

Board Refreshment. Our Board recognizes that regularly evaluating Board refreshment is also an important component of Board effectiveness. The NCG Committee and the Board are focused on identifying individuals whose skills and experiences will enable them to effectively contribute to the Board. Following the annual Board performance evaluation described above, and as part of its consideration of director refreshment, the NCG Committee reviews the appropriate skills and characteristics required of Board members such as business experience, viewpoints and personal background, and diversity of skills in technology, finance, marketing, international business, financial reporting and other areas. The NCG Committee also continually evaluates committee appointments (or membership) and leadership and opportunities for effective rotation. For example, Ms. Lesjak assumed the role of Chair of the Audit Committee following the 2022 Annual Meeting. Additionally, due to the global nature of our business and our customers, the Board believes it is important that the Board include individuals with diversity of race, ethnicity, gender, sexual orientation, age, education, cultural background and professional experiences, and those factors are considered in evaluating board candidates in order to provide practical insights and diverse perspectives. Based on these assessments, the Board has added four new directors since 2020. For more information on the qualifications, skills and attributes of our Board members, see *Director Qualifications, Skills and Attributes* in this Proxy Statement.

Accountability

Code of Business Conduct and Ethics. Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees. Our Code of Business Conduct and Ethics is available under the Investor Relations section of our website at *ir.pros.com.*

Director Resignation Policy. Our Board has adopted a director resignation policy. Under this policy, in an uncontested election of directors any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election must promptly tender his or her resignation to the NCG Committee. The NCG Committee will promptly consider all relevant factors including, without limitation, (a) the stated reasons why votes were withheld from such director; (b) any alternatives for curing the underlying cause of the withheld votes; (c) the tenure and qualifications of the director; (d) the director's past and expected future contributions to the Company; (e) our Corporate Governance Guidelines; and (f) the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable SEC or NYSE requirement. The NCG Committee will recommend to the qualified independent directors the action to be taken with respect to such offered resignation, and the qualified independent directors will act on the NCG Committee's recommendation no later than 90 days following the date of the stockholders' meeting in which the election occurred. If a majority of the members of the NCG Committee received a greater number of votes "withheld" from their election than votes "for" their election at the same election, then the remaining qualified independent directors on the Board will consider the matter directly or may appoint a committee of the Board amongst themselves solely for the purpose of considering the tendered resignations and making the recommendation to the Board whether to accept or reject them.

Stock Ownership Guidelines. Our Board has adopted stock ownership guidelines for our NEOs and directors that are designed to align our NEOs' and directors' interests with our stockholders' interests by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking and further increases our NEOs' and directors' alignment with stockholder interests. These guidelines require our CEO to hold shares of our stock worth at least six times his annual salary, other NEOs to hold shares of our stock worth at least two times their annual salary, and each non-employee director to hold shares of our stock worth at least five times the director's annual retainer. New directors are expected to achieve their ownership threshold within six years after joining our Board. New NEOs are expected to achieve their ownership threshold within five years from the date of hire or promotion. As of December 31, 2022, each of our NEOs and directors were in compliance with the applicable guidelines.

Prohibition Against Hedging, Short-Sale, Pledging and Repricing Underwater Stock Options. We have implemented both anti-hedging and anti-pledging policies, as well as a prohibition on participating in short sales of our stock, to ensure that our executives' stock remains at-risk. Our Insider Trading Policy, which applies to all employees, including officers and non-employee directors, specifically prohibits short sales of our securities, transactions in puts, calls or other derivative securities involving our stock, hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards and equity swaps), and holding our securities in a margin account or pledging our securities as collateral for a loan. Our Amended and Restated 2017 Equity Incentive Plan (2017 Plan) also prohibits repricing, repurchase or exchange of underwater stock options without stockholder approval.

Compensation Committee Interlocks and Insider Participation. No member of our CLD Committee and none of our executive officers has any relationships that would constitute an interlocking relationship with executive officers and directors of any other entity.

Communication with Our Board

Stockholders or interested parties who wish to communicate with members of our Board may send correspondence to them in care of our Corporate Secretary at 3200 Kirby Drive, Suite 600, Houston, Texas 77098. Such communication will be forwarded to the intended recipient(s). We currently do not intend to have our Corporate Secretary screen this correspondence, but may change this policy if directed by our Board due to the nature or volume of correspondence. Communications intended specifically for the non-executive chairman of the Board may also be sent to the address noted above, to the attention of the non-executive chairman of the Board.

DIRECTORS

Our Board consists of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational technology companies. In these positions, they have gained significant and diverse experience, including strategy, finance, sales and marketing, risk management, public company financial reporting, compliance and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board believes the experience, expertise and other attributes of our directors provide PROS with a diverse range of perspectives to provide oversight and represent the best interests of our stockholders. Among our nominees for election to the Board and continuing directors, two self-identify as women and three self-identify as individuals from underrepresented communities (meaning, an individual who self-identifies as Black, Hispanic, Latino, Asian, Pacific Islander or Native American).

Directors and Director Nominees



William Russell

Non-Executive Chairman of the Board

NCG Committee Chairman

CLD Committee

Mr. Russell, 71, serves on the board of directors at Accesso Technology Group PLC (AIM: ACSO).

Mr. Russell previously served in a variety of roles on both public and private technology company boards and previously served on the boards of SABA Software, Inc. (from January 2010 to March 2015), webMethods and Cognos. Mr. Russell held a number of senior-level roles in his more than 20 years at Hewlett-Packard, including Vice President and General Manager of the multi-billion-dollar Enterprise Systems Group. Mr. Russell holds a Bachelor of Science in Computer Science from Edinburgh University and has completed several executive development programs from institutions including Harvard Business School and INSEAD.

As a result of leading Hewlett-Packard's substantial software business and his public company board experience, Mr. Russell brings to the Board his broad knowledge of large-scale software operations, including sales, marketing, development, finance, strategic planning and leadership, and corporate governance.



Andres D. Reiner

President and

Chief Executive Officer

Mr. Reiner, 52, serves as our President and Chief Executive Officer, a position he has held since November 2010.

From 1999 to 2010, Mr. Reiner held a series of positions with successively increasing responsibility, including Senior Vice President of Product Development and Executive Vice President of Product and Marketing. Prior to becoming our President and Chief Executive Officer, he was responsible for global marketing and alliances, product management, science research, and development of our next generation software products. Mr. Reiner was also instrumental in our transition to a cloud business. Mr. Reiner has served on the board of directors of Paylocity Holding Corporation (NASD: PCTY) since September 2014 and serves on their Compensation and Nominating and Governance committees.

Mr. Reiner holds a Bachelor of Science in Computer Science with a minor in Mathematics from the University of Houston.

As a result of his more than 20 years of experience with PROS, Mr. Reiner has familiarity with all of our key day-to-day operations, in-depth experience in and knowledge of the development of our products, services and the markets in which we compete, and has leadership, management, strategy, corporate development, risk management and operating experience.



Carlos Dominguez
Audit Committee

Mr. Dominguez, 64, is a private investor and retired technology executive.

He served as Vice-Chairman and Chief Evangelist of Sprinklr, Inc. (NYSE: CXM) from December 2019 to September 2022 and as a director of Sprinklr from 2011 to 2022. He served as President of Sprinklr from 2015 to 2019 and as Chief Operating Officer from 2015 to 2018. He serves on the board of directors of The Hartford Financial Services Group, Inc. (NYSE: HIG) and on the Compensation & Management Development and Nominating & Corporate Governance committees of Hartford's board. He also served on the board of directors of Medidata Solutions, Inc. (NASD: MDSO) from 2009 until its acquisition by Dassault Systemes in 2019. From 1992 to 2015, Mr. Dominguez held a variety of roles at Cisco Systems, Inc., including SVP, Worldwide Service Provider Operations (2004 to 2008) and SVP, Office of the Chairman and CEO (2008 to 2015).

Mr. Dominguez brings to the Board his extensive business and leadership experience in technology and software companies, including experience in sales, marketing, strategy, governance, compensation planning and mergers and acquisitions.



Raja Hammoud
CLD Committee

Ms. Hammoud, 51, has served as Executive Vice President of Products at Coupa Software Incorporated (NASD: COUP) since 2019.

She served as Senior Vice President of Products at Coupa from 2017 to 2019 and as Vice President of Product Marketing and Management from 2014 to 2017. Prior to joining Coupa, Ms. Hammoud directed product marketing for Adobe System's (NASD: ADBE) business process management business and held a product development management role at webMethods. Ms. Hammoud earned a B.S. in Computer Science with high distinction from the American University of Beirut, Lebanon.

Ms. Hammoud brings to the Board her extensive technology industry experience, including her experience in product marketing, software development and product portfolio strategy.



Leland T. Jourdan
CLD Committee

Mr. Jourdan, 65, retired from Chevron (NYSE: CVX) in 2021, after having served as Chevron's Chief Diversity and Inclusion Officer from 2018 to 2021 and Senior Management Sponsor from 2015 to 2018. In his more than 18-year career at Chevron, Mr. Jourdan served in a variety of management roles, including as Vice President, Commercial and Business Development for each of the IndoAsia and Asia South regions.

Prior to Chevron, Mr. Jourdan served in management, business development, trading and engineering roles at El Paso Energy, PG&E and Dominion Energy. As a graduate of the US Military Academy at West Point, Mr. Jourdan was commissioned as an officer in the US Army, obtaining the rank of Captain prior to entering the private sector. Mr. Jourdan currently serves on the board of SEARCH Homeless Services, a non-profit organization.

An author and frequent public speaker, Mr. Jourdan brings to the Board his substantial international commercial and business development, mergers and acquisitions, risk management and diversity, equity and inclusion experience at a global, Fortune 10 company.



Catherine Lesjak
Audit Committee Chair
NCG Committee

Ms. Lesjak, 64, retired from HP, Inc. (NYSE: HPQ), formerly Hewlett-Packard Company (HP) in March 2019, serving as HP's interim Chief Operating Officer from 2018 to 2019, after having served as Chief Financial Officer from 2007 to 2018.

In addition, Ms. Lesjak served as interim CEO of HP from August 2010 through October 2010.   During her 32-year careeer at HP, Ms. Lesjak held a broad range of financial leadership roles, including Senior Vice President and Treasurer and other financial operations and controller roles. Ms. Lesjak has a bachelor's degree in biology from Stanford University and a MBA in finance from the University of California, Berkeley.

Ms. Lesjak serves on the board of directors of General Electric Company (NYSE: GE) where she serves on the Audit and Governance & Public Affairs committees and GE HealthCare Technologies Inc. (NYSE: GEHC) where she serves as Chair of the Audit committee. She served on the board of directors and as Chair of the Audit Committee and a member of the Compensation committee of SunPower (NASD: SPWR) from 2013 to December 2022.

An audit committee financial expert, Ms. Lesjak brings to the Board extensive experience as the chief financial officer of a major corporation, with significant presence in both the business-to-consumer and business-to-business markets, including extensive experience in strategic business planning and execution, financial oversight, corporate development and public company governance.



Greg B. Petersen
(Nominee)
CLD Committee Chairman
Audit Committee

Mr. Petersen, 60, has served as president of Brookview Capital Advisors since 2016. He currently serves on the board of directors of Plus Therapeutics, Inc. (NASD: PSTV) where he serves as Chairman of the Audit committee and a member of the Compensation committee.

Mr. Petersen previously served on the board of directors of Aterian, Inc. (NASD: ATER) (2019 to 2022), Diligent Corporation (2013 to 2016) and Piksel, Inc. (2012 to 2017). Mr. Petersen served as the chairman of the audit committee at Aterian, Diligent and Piksel, and as an advisory board member at Synthesio. From 2014 to 2015, he served as Executive Vice Chairman at Diligent Corporation. Mr. Petersen previously served as Chief Financial Officer for CBG Holdings, Lombardi Software, Inc. (which was sold to IBM in 2010), and Activant Solutions, Inc.   Mr. Petersen previously served in executive roles with Trilogy Software and RailTex.   Mr. Petersen began his career with American Airlines, Inc. (NASD:AAL), including serving as managing director of corporate development where he led a project to create Sabre Holdings, Inc. (NASD:SABR) and complete its IPO. Mr. Petersen holds a Bachelor of Arts in Economics from Boston College and a MBA from the Fuqua School of Business at Duke University.

An audit committee financial expert, Mr. Petersen brings to the Board his business and leadership experience in software companies, merger and acquisition experience, and extensive financial planning, accounting, governance, compensation planning and risk management knowledge.



Timothy V. Williams
(Nominee)
Audit Committee
NCG Committee

Mr. Williams, 74, is a private investor and retired chief financial officer.

Mr. Williams previously served on the board of directors and as chairman of the Audit committees of ChannelAdvisor Corporation (NYSE: ECOM) (2012 to 2022) and Halogen Software, Inc. (TSE: HGN) (2011 to 2017). Mr. Williams served as Senior Vice President and Chief Financial Officer of Blackbaud, Inc. (NASD: BLKB), a provider of software and services to non-profit organizations, from 2001 until his retirement in 2011. Mr. Williams previously served as Executive Vice President and Chief Financial Officer of both Mynd Corporation (now a subsidiary of Computer Sciences Corporation), and Holiday Inn Worldwide, a subsidiary of Bass PLC. Mr. Williams holds a Bachelor of Arts in business from the University of Northern Iowa.

An audit committee financial expert, Mr. Williams has extensive financial, business, management and public software company expertise. Through his experience as a chief financial officer at three different companies, including two software and services firms, Mr. Williams brings to the Board extensive knowledge of accounting, risk management, general management of software companies and public company reporting requirements and processes.

Director Qualifications, Skills and Attributes

The below table provides a summary view of the key experiences, expertise and other attributes of our continuing directors and director nominees as well as term of office information. A checkmark indicates a specific area of focus or experience on which the Board relies most. The lack of a checkmark does not mean the individual does not possess that qualification or skill.

Board Experience, Expertise or Attribute	Carlos Dominguez	Raja Hammoud	Leland Jourdan	Catherine Lesjak	Greg Petersen (Nominee)	Andres Reiner	William Russell	Timothy Williams (Nominee)
Accounting				✓	✓			✓
Business Operations	✓	✓	✓	✓	✓	✓	✓	✓
Cloud Software	✓	✓		✓	✓	✓	✓	✓
Finance				✓	✓			✓
International	✓	✓	✓	✓		✓	✓	
Leadership	✓	✓	✓	✓	✓	✓	✓	✓
M&A	✓	✓	✓	✓	✓	✓	✓	✓
Public Company/Governance	✓			✓	✓	✓	✓	✓
Risk Management	✓		✓	✓	✓			✓
Sales & Marketing	✓		✓			✓	✓	
Software Product Development		✓				✓		
Tech Industry	✓	✓		✓	✓	✓	✓	✓
Travel Industry					✓	✓		
Race/Ethnicity								
Black/African American			✓					
Hispanic/Latin American	✓					✓		
Asian	✓							
Middle Eastern/North African		✓						
Caucasian/White				✓	✓		✓	✓
Other Public Boards								
At March 1, 2023	1	—	—	2	1	1	1	—
Term of Service on PROS Board								
Director Since	2020	2020	2021	2020	2007	2010	2008	2007
Current Term Expires	2025	2024	2024	2025	2023	2025	2024	2023
Class of Director	III	II	II	III	I	III	II	I

PROPOSAL ONE

ELECTION OF DIRECTORS

What am I voting on?

Stockholders are being asked to elect two Class I director nominees to the Board for a three-year term.

Voting Recommendation:

The Board recommends voting "FOR" the election of each of the two Class I director nominees.

Two (2) directors are to be elected at the Annual Meeting. Our Board, upon the recommendation of the NCG Committee, has nominated Greg Petersen and Timothy Williams as Class I directors, each to hold office until the 2026 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal.

The Board is also composed of three Class II directors, whose terms expire upon the election and qualification of directors at the 2024 Annual Meeting, and three Class III directors, whose terms expire upon the election and qualification of directors at the 2025 Annual Meeting.

The Board knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above.

Vote Required

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

Directors are elected by a plurality vote of the votes cast by holders of our Common Stock entitled to vote at the Annual Meeting. Abstentions and broker non-votes will not have any effect on this proposal. Accordingly, the two nominees who receive the highest number of properly executed "FOR" votes from the holders of Common Stock will be elected as directors.

The number of "withhold" votes with respect to a nominee will affect whether our Director Resignation Policy will apply to that individual. In accordance with our Director Resignation Policy, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to offer his or her resignation following certification of the stockholder vote. The NCG Committee would then consider whether to accept the resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer. *For more information about this policy, see Corporate Governance - Accountability - Director Resignation Policy.*

The NYSE broker discretionary rules prohibit banks, brokers and other intermediaries from voting shares held in their clients' accounts on elections of directors unless the client has provided voting instructions. If you hold your shares in street name, it is important that you cast your vote if you want it to count in the election of directors.

THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE ELECTION OF EACH OF THE TWO CLASS I DIRECTOR NOMINEES.

DIRECTOR COMPENSATION

The CLD Committee periodically reviews non-employee director compensation taking into account various factors, including director responsibilities, peer group data and market practices. The CLD Committee continued the director compensation program for 2022 with no changes from prior years. The compensation structure for non-employee directors consisted of an equity award, annual cash retainer, and for certain leadership roles, a supplemental cash retainer. All cash retainers are paid quarterly in arrears. In 2022, each non-employee member of our Board serving as of the 2022 Annual Meeting received a RSU award with a target value of $165,000, which will vest in full on the earlier of the 2023 Annual Meeting or May 12, 2023. Each non-employee member of our Board received an annual cash retainer of $35,000 in 2022. The non-executive chairman of our Board received a supplemental cash retainer of $60,000 in 2022. In addition, each non-employee director serving as a chair or member of a standing committee of our Board received the following supplemental cash retainer(s):

Committee Role	Audit Committee	CLD Committee	NCG Committee
Member	$ 15,000	$ 15,000	$ 7,500
Chair	$ 30,000	$ 20,000	$ 10,000

We also reimburse our directors for reasonable out-of-pocket expenses incurred in connection with (i) their attendance at our Board and committee meetings and other Company meetings, and (ii) director continuing education programs, including participation in the NACD, of which the Company is a member.

2022 Director Compensation Table

The following table sets forth the compensation paid to our non-employee directors for service on our Board during 2022. Compensation for Andres D. Reiner our President and CEO is set forth in the *Summary Compensation Table.* Mr. Reiner does not receive compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)	Restricted Stock Units ($) (1)	Total ($)
Carlos Dominguez	$ 50,000	$ 164,982	$ 214,982
Raja Hammoud	$ 50,000	$ 164,982	$ 214,982
Leland T. Jourdan	$ 50,000	$ 164,982	$ 214,982
Catherine Lesjak	$ 67,060	$ 164,982	$ 232,042
Greg B. Petersen	$ 70,000	$ 164,982	$ 234,982
William Russell	$ 120,000	$ 164,982	$ 284,982
Timothy V. Williams	$ 62,940	$ 164,982	$ 227,922
Mariette M. Woestemeyer (2)	$ 12,788	$ —	$ 12,788

(1) Represents the aggregate grant date fair value of equity awards granted in 2022 calculated in accordance with GAAP. For additional information about valuation assumptions for equity awards, refer to Note 14 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2022. The May 12, 2022 grant of RSUs awarded to all non-employee directors serving as of conclusion of the 2022 Annual Meeting vest in full on the earlier of the 2023 Annual Meeting and May 12, 2023.
(2) Ms. Woestemeyer retired from service on the Board on May 12, 2022.

For information on the stock holdings of each director, see *Security Ownership.*

EXECUTIVE OFFICERS

The following section sets forth our other NEOs and other significant employees of the Company, other than Mr. A. Reiner, their ages (immediately prior to the Annual Meeting), and the Company positions currently held by each such person:



Stefan B. Schulz
Executive Vice President and Chief Financial Officer

Mr. Schulz, 56, oversees our accounting, financial planning and analysis, legal, treasury, facilities, investor relations, internal audit, tax and corporate development functions.

Mr. Schulz joined PROS in his current position in March 2015. Prior to joining us, Mr. Schulz served as Chief Financial Officer for Digital River, Inc., a global provider of cloud-based commerce, payments and marketing services, from July 2011 to February 2015. Mr. Schulz previously served in various roles, including as Senior Vice President, Chief Financial Officer and Chief Accounting Officer, with Lawson Software, an enterprise resource planning software company, from October 2005 to July 2011; in various finance and accounting roles at BMC Software, from 1993 to 2005, including as Vice President and Corporate Controller; and as an Audit Manager in the Enterprise Group with Arthur Andersen LLP. Mr. Schulz was instrumental in our transition to a cloud business.

Leslie Rechan served as our Chief Operating Officer from May 2020 through January 2022 and is no longer employed by PROS.

Other Significant Employees

Name	Age	Position
Surain Adyanthaya	58	President, Travel
Nikki Brewer	42	Chief People Officer
Scott Cook	55	Chief Accounting Officer
Ajay Damani	49	Executive Vice President, Engineering
Sunil John	49	Chief Product Officer
Grad Conn	59	Chief Marketing Officer
Damian Olthoff	48	General Counsel and Secretary
Martin Simoncic	41	President, B2B
Craig Zawada	52	Chief Visionary Officer

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT

The Compensation and Leadership Development Committee of the Board of Directors of PROS has reviewed and discussed the following Compensation Discussion and Analysis with management and FW Cook. Based on this review and discussion, we recommended to the Board, and the Board has agreed, that the following Compensation Discussion and Analysis be included in this Proxy Statement.

MEMBERS OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

Greg B. Petersen (Chairman) | Raja Hammoud | Leland T. Jourdan | William Russell

COMPENSATION DISCUSSION AND ANALYSIS

PROS provides solutions that optimize shopping and selling experiences. Our solutions leverage artificial intelligence (AI), self-learning and automation to ensure that every transactional experience is fast, frictionless and personalized for every shopper, supporting both business-to-business and business-to-consumer companies across industry verticals.

In 2022, we continued to grow our subscription revenue by enabling our customers to leverage our AI-driven solutions to help them compete in the digital economy, while managing our business towards profitability during a challenging macroeconomic environment. We increased subscription revenue 15% and total revenue 10%, each as compared to 2021, and our gross revenue retention rates remained above 93% during 2022. While we experienced negative shareholder return in 2022, technology stocks in general experienced a market reset, and our stock performed in the top quartile of our peer group established in August 2022 for 2023 executive compensation decisions.



Annual Recurring Revenue (ARR) is one of our historic key performance metrics and should be viewed independently of revenue or other similar GAAP measures. ARR is defined, as of a specific date, as contractual recurring revenue, including contracts with a future start date, together with annualized overage fees incurred above contracted minimum transactions, and excluding perpetual and term license agreements.

This Compensation Discussion and Analysis describes our executive compensation program and the compensation paid to our NEOs:

Andres D. Reiner	Chief Executive Officer, President and Director
Stefan B. Schulz	Executive Vice President and Chief Financial Officer
Leslie Rechan [1]	Former Chief Operating Officer

[1] *Mr. Rechan's employment with the Company ended in January 2022.*

Our Compensation Philosophy

Our executive compensation program is designed to provide competitive pay enabling the Company to attract and retain high-caliber talent, to link pay to Company performance and to align the interests of our executives with those of our stockholders.

Competitive Pay

Rationale	Impact in 2022
To attract and retain high-caliber talent by setting compensation competitive with that paid to individuals holding comparable positions at other public companies with which we compete for business and talent. The Company does not target a specific percentile and reviews market data to check that compensation is generally in a market range and reflects the individual's experience, performance and contribution.	At the time the CLD Committee made its 2022 executive compensation decisions, our Company's below median TSR (as compared to our executive compensation peer group) informed the 2022 executive compensation decisions which included flat target cash and long-term incentive decreases for 2022.

Pay for Performance

Rationale	Impact in 2022
Provide a compensation package that is weighted heavily towards performance-based pay to motivate high performance among our NEOs, with compensation levels reflecting the achievement of short- and long-term performance objectives.	While we produced solid financial results (e.g. subscription revenue growth of 15%), our practice of setting aggressive performance targets resulted in NEO bonus achievement of only 30.2% of target. The impact of COVID-19 on Company revenue in 2020 and 2021 continued to affect previously awarded performance-based equity: 0% of the 2020 PRSUs were earned, and both the 2021 and 2022 MSUs are tracking below target as of December 31, 2022, 0% and 59% respectively.

Align the interests of our executives and stockholders

Rationale	Impact in 2022
Directly link rewards to the achievement of measurable financial objectives that build long-term stockholder value.	NEO bonus plan is based on growth targets established at beginning of period without discretion or adjustment. NEOs receive a mix of time-based and performance-based equity; one-half of the CEO's annual equity grant value is performance-based equity awards. We maintain robust stock ownership guidelines for our NEOs; our CEO continues to hold significant amount of PROS stock and the value of his holdings were negatively impacted in 2022.

Executive Compensation Practices

Our executive compensation practices are designed to assure that our executive compensation is competitive, rewards performance and aligns the interests of our executives with our stockholders, as highlighted in the following table:

Pay for Performance	We emphasize pay-for-performance where compensation is contingent upon the performance of our business and our stock price.
	We utilize performance-based pay through equity and cash incentive awards that require achievement of pre-established goals with no discretion.
Stock Ownership Guidelines	We maintain robust ownership guidelines for our directors and NEOs, which are higher than median peer practice.
	We expect our CEO to hold stock equal to six times his base salary, and he has held significantly more than this requirement for many years.
	We expect each other NEO to hold stock equal to two times their base salary.
	We expect our directors to hold stock equal to five times their annual cash retainer.
Accountability	We have a clawback policy that applies to all cash and equity awards, and our stock plan has a clawback provision that applies to all equity awards (including time-based and performance-based equity awards).
	We maintain anti-hedging, anti-short and anti-pledging policies applicable to all employees.
	Our NEO employment agreements have "double trigger" change in control provisions.
No Excessive Perquisites	We do not provide significant perquisites to our NEOs.
Minimum Equity Vesting Requirements	We do not grant equity with vesting terms of less than one year after grant, except for up to 5% of the stock plan authorized shares.
Compensation Risk Oversight	Our CLD Committee oversees risks associated with compensation policies and practices.
Independent Consultant	The CLD Committee has directly retained an independent compensation consultant that performs no services for PROS other than for the CLD Committee.

Role of Our Compensation and Leadership Development Committee

Our CLD Committee, comprised entirely of independent directors, is responsible for establishing, administering and interpreting our policies governing the compensation and benefits for our NEOs, as well as granting any share-based awards to our NEOs. Our CLD Committee establishes executive compensation programs that it believes, based on the members' experience, is the most appropriate to achieve the goals described above. Our CLD Committee continues to evaluate our executive compensation programs on a quantitative and qualitative basis on at least a yearly basis or more frequently if circumstances dictate. Our CLD Committee expects to make new awards and adjustments to our executive compensation programs as appropriate. Our CLD Committee has taken the following steps to ensure that our executive compensation and benefit policies are consistent with both our compensation philosophy and our Corporate Governance Guidelines:

- solicited recommendations from an independent executive compensation consultant to evaluate our executive compensation practices and assisted in developing and implementing the executive compensation programs;

- established a practice, in accordance with the rules of the NYSE, of reviewing the performance and determining the compensation earned, paid or awarded to our CEO;

- established a policy, in accordance with the rules of the NYSE, to review on an annual basis the performance of our other executive officers with assistance from our CEO and determined what we believe to be appropriate total compensation for these executive officers; and

- our CLD Committee members attended continuing education related to compensation best practices provided by NYSE, NACD and Equilar, among others.

Our CLD Committee considers a broad range of facts and circumstances in setting executive compensation. Among the factors considered for our executives generally in 2022, and for the NEOs in particular, are market data and recommendations from the Committee's independent compensation advisor, FW Cook, advice from our CEO, general economic and market conditions, our financial condition and operating results, our operating plan, our geographic locations and executive compensation policy objectives described above.

Role of Our Independent Compensation Consultant

Our CLD Committee retained FW Cook for advice on executive compensation matters for 2022 due to the breadth and depth of FW Cook's experience with executive compensation matters and their expertise in the software industry. During 2022, FW Cook advised the CLD Committee on a variety of subjects such as compensation plan design and trends, pay for performance analytics, benchmarking norms, executive compensation best practices and other related matters. FW Cook reports directly to the CLD Committee, participates in meetings as requested and communicates with the CLD Committee Chair between meetings as necessary. FW Cook has served as the CLD Committee's independent compensation consultant since 2017.

The CLD Committee is directly responsible for the appointment, compensation and oversight of the work of FW Cook. Prior to engaging FW Cook for 2022, the CLD Committee reviewed FW Cook's qualifications, as well as all factors relevant to their independence from management, including the independence factors required by the NYSE. FW Cook did not perform any services for us in 2022 other than as serving as advisors to the CLD Committee.

Role of the Chief Executive Officer

In early 2022, Mr. Reiner reviewed the performance and compensation of the other NEO, our CFO, and made recommendations as to our CFO's compensation to the CLD Committee. In making its decisions regarding executive compensation, the CLD Committee meets outside the presence of executive officers when making final decisions about each executive officer. The CEO is periodically present during portions of these deliberations that relate to the compensation for other executive officers but does not participate in discussions regarding his own pay. In addition, the CLD Committee has delegated to the CEO the authority to make share-based awards to employees below the VP level within certain limitations on aggregate grants and specific award terms.

Role of Stockholders

Each year, our CLD Committee takes into account the result of our stockholders' advisory vote on the compensation paid to our NEOs (say-on-pay), a key indicator of stockholder sentiment. In 2022, more than 86% of the total votes cast were voted in favor of our say-on-pay proposal. We also keep an open dialogue with our institutional investors and stockholders throughout the year. We reach out to discuss business topics, seek feedback on our performance and address other matters of importance to our stockholders, including ESG topics and executive compensation. We actively engaged with stockholders through one-on-one meetings, conferences and roadshows and collected their feedback on a variety of topics, including our business and long-term strategy, corporate governance and risk management practices, board leadership and refreshment, diversity, corporate social responsibility initiatives (including ESG matters), our executive compensation program and other matters of stockholder interest. As a result of this ongoing outreach, the CLD Committee took into account the generally positive and supportive stockholder sentiment as it set 2023 NEO compensation.

Role of Peer Companies

The CLD Committee utilizes a peer group of publicly-traded companies to help inform its decisions regarding executive compensation amounts and program design. The CLD Committee does not rigidly target a specific percentile when making compensation adjustments, but rather examines the latest-available compensation data from the peer group provided by its independent compensation consultant as one factor used in its decision-making process. The CLD Committee considers each individual officer's role and scope of responsibilities relative to comparable positions at PROS' peers. Based on this information, the CLD Committee reviews PROS' executive compensation programs and practices, and analyzes each NEO's base salary, cash bonus and long-term incentives.

The CLD Committee reviews the constituents of our compensation peer group each year with our compensation consultant for appropriateness based on a variety of factors, including: similarities in market capitalization and revenue, relevant industry, the labor market for top management talent, comparable headcount and other characteristics. The CLD Committee also prefers to focus on using peer companies that do not have a founder CEO because they tend to pay differently from typical market practices (exceptions have been made where business size and fit are strong and the pay program/mix is market normative).

The CLD Committee reviewed the peer group in August 2021 for purposes of informing executive compensation decisions for 2022 and made several changes to the group with a focus on aligning the group's overall revenue closer to PROS revenue at the time. The following two companies were removed from the peer group because their revenue had grown materially above ours: Aspen Technology and Cornerstone OnDemand. Two new peers were added for the 2022 peer group, each of which are enterprise-facing SaaS companies that had similar revenue and market cap to ours at the time: PagerDuty and Ping Identity (prior to its acquisition in Fall 2022). We believe that all companies in the 2022 peer group were in a comparable and appropriate size range to PROS at the time, were similar in terms of their scope and complexity and representative of widely-accepted peer group development best practices. The 2022 Peer Group is set forth in the following table:

2022 Peer Group (Count = 17)				
Benefitfocus, Inc.	Bottomline Technologies, Inc.	Everbridge, Inc.	Five9, Inc.	Model N, Inc.
OneSpan Inc.	PagerDuty, Inc.*	Paylocity Holding Corporation	Ping Identity Holding Corp.*	QAD Inc.
Quotient Technology Inc.	Q2 Holdings, Inc.	Rapid7, Inc.	SPS Commerce, Inc.	Upland Software, Inc.
Workiva Inc.	8x8, Inc.	*Added for 2022 peer group*		

Market Cap range of 2022 Peer Group as of July 6, 2021 (time of peer group construction): 0.2x - 6.3x PROS $2.1B market cap at the time
Latest TTM Revenue range of 2022 Peer group as of July 6, 2021: 0.7x - 2.4x PROS $252M 2021 analyst consensus revenue at the time

The CLD Committee reviewed the peer group in August 2022 for purposes of informing executive compensation decisions for 2023 and made several changes with a focus on aligning the group's overall financial size closer to PROS at the time. The following two companies were removed from the peer group because their market cap and revenue had grown above the CLD Committee's desired range: Five9 and Paylocity. Benefitfocus was also removed because its market cap had fallen below the CLD Committee's desired range. Two additional companies, QAD and Bottomline Technologies, were removed because they were acquired. Five new peers were added for the 2023 peer group, each of which are enterprise-facing cloud-based technology companies that had similar revenue and market cap to ours at the time: BigCommerce, BlackLine, Domo, Sumo Logic, and Telos. Four of the five newly-added peers had the same or lower market cap and revenue than ours at the time, and the fifth ,BlackLine, is larger than PROS but still smaller than Five9 and Paylocity, and has strong relevance because it operates in a comparable space, is a labor market competitor, has a similar headcount, and appears many times as a peer of PROS existing peers. We believe that all companies in the 2023 peer group are in a comparable and appropriate size range, are similar in terms of their scope and complexity, and are representative of widely-accepted peer group development best practices. A complete list of the 2023 Peer Group is set forth in the following table:

2023 Peer Group (Count = 17)				
BigCommerce Holdings, Inc.*	BlackLine, Inc.*	Domo, Inc.*	Everbridge, Inc.	Model N, Inc.
OneSpan Inc.	PagerDuty, Inc.*	Ping Identity Holding Corp.	Q2 Holdings, Inc.	Quotient Technology Inc.
Rapid7, Inc.	SPS Commerce, Inc.	Sumo Logic, Inc.*	Telos Corporation*	Upland Software, Inc.
Workiva Inc.	8x8, Inc.	*Added for 2023 peer group*		

Market Cap range of 2023 Peer Group as of June 30, 2022 (time of peer group construction): 0.2x - 3.4x PROS $1.2B market cap on 6/30/22
Latest TTM Revenue range of 2023 Peer group as of June 30, 2022: 0.8x - 2.4x PROS $271M 2022 analyst consensus revenue at the time

Components of 2022 Executive Compensation

Our CLD Committee chose to make the changes set forth below to our NEO compensation for 2022 after reviewing each leader's tenure and compensation history with us, the Company's and each leader's prior year performance, the compensation practices from our 2022 peer group, each leader's compensation relative to our updated peer group and feedback from stockholder engagement. Please see the tables under *Executive Compensation* below.

Base Salaries

The CLD Committee determines salaries on an annual basis after taking into account the competitive landscape, including the compensation practices of the companies in our selected peer group, our business strategy, our general performance and certain individual factors, such as position, salary history, individual performance and contribution, and length of service with the Company.

No Base Salary changes for 2022. In light of the Company's performance in 2021 which continued to be impacted by COVID-19, the CLD Committee did not make any changes to NEO base salaries for 2022.

The following table sets forth the annual base salaries for the past two years for each of our NEOs:

| Named Executive Officer | Annual Base Salaries | | % Increase |
	2021	2022	
Andres D. Reiner	$ 540,000	$ 540,000	—
Stefan B. Schulz	$ 405,000	$ 405,000	—

Annual Cash Incentives

NEO Cash Incentive Plan for 2022. The NEO cash incentive plan for 2022 (2022 NEO Plan) was established by the CLD Committee in February 2022. Recognizing the importance of continuing to grow the top-line results while maintaining operational discipline, the 2022 NEO Plan contained two performance measures: Annual Recurring Revenue (ARR) and free cash flow. ARR is the contracted annual recurring revenue, as of December 31, 2022, including contracts with a future start date, together with annualized overage fees incurred above contracted minimum transactions, and excluding perpetual and term license agreements. Free cash flow is a non-GAAP financial measure consisting of net cash provided by (used in) operating activities, excluding severance payments, minus capital expenditures (excluding expenditures for the Company's new headquarters), purchases of other (non-acquisition-related) intangible assets and capitalized internal-use software development costs.

The CLD Committee believes that ARR, a forward looking metric that measures the future trajectory of recurring revenue growth, and free cash flow, an indicator of the Company improving its operational efficiency, were the most appropriate measures for the 2022 NEO Plan and reflect previous stockholder feedback to use a top-line metric and a profitability metric. The weighting of the 2022 NEO Plan components is set forth in the following table:

Component	Weighting
Annual Recurring Revenue	60%
Free Cash Flow	40%

Each NEO's target payout was established as a percentage of base salary as set forth below. No changes were made to NEO target bonuses in 2022 vs. 2021. Actual payout can range from 0% to 200% with the threshold payout being 50% of such target amount when the minimum performance is achieved. Actual payouts under the 2022 NEO Plan were based on Company performance compared to goals for each component's target set by the CLD Committee in February 2022. These aggressive goals were established to drive performance above stockholder expectations.

The 2022 NEO Plan payout was 30.2% of target due primarily to underachievement on ARR and performance between the threshold and target for free cash flow. No discretionary adjustments or changes to the goals were made after the plan was set at the beginning of the year. The minimum threshold, target and maximum goals for each component are set forth in the following table (linear interpolation applies between performance levels):

Component	Goals ($ in millions)			Performance Achieved
	Threshold	Target	Maximum	
ARR in constant currency	$248.0	$257.8	$263.0	$247.5
Free Cash Flow (used)	$(24.0)	$(19.5)	$(16.0)	$(21.7)
Payout at Level	50%	100%	200%	30.2%

Named Executive Officer	Target Payout		Actual Payout	
	As a % of Base	Amount	Incentive Paid	As a % of Target
Andres D. Reiner	110%	$594,000	$179,388	30.2%
Stefan B. Schulz	80%	$324,000	$97,848	30.2%

Equity Awards

The CLD Committee believes that equity compensation is an essential tool to align the long-term interests of our NEOs and employees with those of our stockholders. The CLD Committee awards a mix of performance-based equity awards and time-based equity awards to our NEOs. The CLD Committee determines the size of awards following review of competitive market data from our peer group, as well as subjective factors such as relative job scope, individual performance, tenure and experience, expected future contributions to the growth and development of the Company, Company performance, historical equity compensation awarded to each NEO and the unvested equity held by each NEO. The CLD Committee is satisfied that the NEO equity compensation program is well-aligned with stockholders, which is demonstrated by the meaningfully lower Compensation Actually Paid values compared to the Summary Compensation Table-reported values during years in which the Company's share price decreased (see *Pay vs. Performance* table). The Committee reduced intended grant values in 2022 as compared to intended grant values in 2021 based on numerous factors which included market data from the 2022 Peer Group which was comprised of smaller companies than the 2021 Peer Group overall, and our relative TSR performance during 2021, which was below the median of our 2022 Peer Group.

Named Executive Officer	Change In Intended Total Grant Value YOY (1)		
	2021	2022	% Change
Andres D. Reiner	$5,650,000	$5,500,000	(2.7)%
Stefan B. Schulz	$3,000,000	$2,500,000	(16.7)%

(1) Committee-intended target grant values include Market Stock Units (MSUs) calculated as the number of target MSUs multiplied by the stock price on the date of grant.

2022 Equity Awards

For 2022, each NEO received a mix of performance-based and time-based RSUs based upon a target award value as set forth below:

Named Executive Officer	Target Award Value (000s)	Mix of Equity Award Types[1]		Share Price on 1/10/22	Units Granted	
		Performance-Based	Time-Based		Target MSUs	RSUs
Andres D. Reiner	$5,500	50%	50%	$32.15	85,536	85,536
Stefan B. Schulz	$2,500	40%	60%	$32.15	31,104	46,656

(1) The calculation of the number of respective units to grant was determined by the CLD Committee based upon the closing stock price of our Common Stock on the date of grant of the MSUs and RSUs, January 10, 2022.

Market Stock Units (MSUs). In 2022, the CLD Committee granted MSUs for the performance-based equity component. The number of shares that will actually be earned will depend on our TSR for the three-year period from January 1, 2022 through December 31, 2024 as compared to the Russell 2000 Index (Index). To earn MSUs at target, we must outperform the Index by 5 percentage points. If we under-perform this level, the percentage at which the MSUs are earned will be reduced from 100% at a rate of 2.5 to 1 (2½-percentage-point reduction in the number of units for each percentage point of under-performance below 5 percentage points above the Index), with a minimum of 0% of MSUs earned at 35 percentage points of Index under-performance. If we outperform the Index beyond 5 percentage points better, then the MSUs will be increased above 100% of target, at a rate of 2.5 to 1 (2½-percentage-point increase in units for each percentage point of out-performance), with a maximum percentage of 200% MSUs earned. The units earned, if any, will vest on January 31, 2025. If the minimum performance threshold is not met, there will be no payout.

2022 MSUs Thresholds	Units Earned	TSR Outperformance
Maximum	200%	+45%
Target	100%	+5%
Minimum	—%	(35)%

As stated above, the 2022 MSUs will measure our relative TSR over a three-year period ending December 31, 2024. If the performance period for the 2022 MSUs had ended on December 31, 2022, 59% of such MSUs would have been earned as the Company underperformed the benchmark. To earn 100% or more of the 2022 MSUs, the Company's TSR must outperform the Russell 2000 Index over the remaining two years of the performance period.

Time-based RSUs. RSUs granted in 2022 to our NEOs vest 25% on the one year anniversary of the grant date and an additional 6.25% vests each quarter thereafter over the subsequent three years (i.e. four year total vesting period), assuming continued employment over the vesting period, and settle in shares of our Common Stock upon vesting. S*ee 2022 award detail included in the* Grants of Plan-Based Awards *table.*

Earning of Previously Awarded Performance-Based Equity Awards

The following sections set forth information regarding the actual results of performance-based equity awards with performance periods that have recently completed.

2019 PRSUs

In January 2019, Messrs. Reiner and Schulz were awarded PRSUs as the performance-based equity component of their 2019 compensation. Mr. Rechan did not participate in such awards. The number of units were earned based on our performance against a Total Recurring Revenue goal for a two-year performance period ended December 31, 2020. If performance was below the threshold goal, no units were earned. If performance was below the threshold goal, 50% of target units would have been earned. If performance was equal to the target goal, 100% of the awarded units would have been earned. If performance was equal to or above the maximum goal, 200% of the awarded units would have been earned. Linear interpolation was used between the threshold, target and maximum goals. In February 2021, the number of earned units was certified (no discretion nor adjustment applied). The earned units were subject to an additional one-year vesting period and vested on January 15, 2022.

Named Executive Officer		2020 Total Recurring Revenue ($M) Threshold	Target	Maximum	PRSUs #Granted at Target	Units Earned	Earnout % of Target
	Goals	$206.5	$221.4	$236.8			
	Actual		$215.2				
Andres D. Reiner					70,348	55,645	79.1%
Stefan B. Schulz					24,206	19,146	79.1%

2020 PRSUs

In February 2020, Messrs. Reiner and Schulz were awarded PRSUs as the performance-based equity component of their 2020 compensation. Mr. Rechan did not participate in such awards. The 2020 PRSUs were structured similar to the 2019 PRSUs, with performance measured over the two-year period ended December 31, 2021. The 2020 PRSUs were also structured to deliver a 50% of target earnout if the threshold level of performance would have been achieved, and a 200% of target earnout if the maximum level of performance would have been achieved. In February 2022, the number of earned units was certified based on the award agreement formula (no discretion nor adjustment applied). Because total recurring revenue for 2021 was below the minimum threshold target (set pre-pandemic) of $285 million, no units were earned. As a result, Messrs. Reiner and Schulz forfeited (at target) 39,500 and 15,100 PRSUs, respectively.

2021 and 2022 Market Stock Units (MSUs)

MSUs were granted in January 2021 to Messrs. Reiner, Schulz and Rechan. Mr. Rechan's 2021 MSUs were forfeited upon termination. The 2021 MSUs are earned based on our relative TSR over a three-year performance period ending December 31, 2023. The 2021 MSUs were tracking to be earned at 0% of target if performance was measured at December 31, 2022.

MSUs were granted in January 2022 to Messrs. Reiner and Schulz. The 2022 MSUs are earned based on our relative TSR over a three-year performance period ending December 31, 2024. The 2022 MSUs were tracking to be earned at 59% of target if performance was measured at December 31, 2022.

Other Compensation

Our NEOs are eligible to participate in our health and welfare programs, 401(k) plan, Employee Stock Purchase Plan and other benefit programs on the same basis as other U.S. employees. We also offer our NEOs reimbursement for the costs of an annual executive physical, although none of our NEOs utilized this benefit in 2022.

Severance Compensation and Termination Protection

We generally provide our NEOs with severance packages if they are terminated without cause (as defined in their employment agreements) or for good reason (as defined in their employment agreements). The amount of severance benefits is described below, and in more detail elsewhere in the section titled *Potential Payments Upon Termination or Change of Control.* The CLD Committee reviews the potential payouts to ensure their market-competitiveness in order to incentivize our NEOs to maintain focus on both daily and long-term efforts.

Our severance compensation provisions are designed to meet the following objectives:

- *Change in Control*: As part of our normal course of business, we may engage in discussions with other companies about possible collaborations and/or other ways in which the companies may work together to further our respective long-term objectives. In certain scenarios, the potential for merger or being acquired may be in the best interests of our stockholders. We provide a component of severance compensation if a NEO is terminated as a result of a change of control transaction to promote the ability of our NEOs to act in the best interests of our stockholders even though they could be terminated as a result of the transaction.

- *Termination Without Cause or For Good Reason*: If we terminate the employment of one of our NEOs "without cause" or one of our NEOs resigns for "good reason," each as defined in the applicable agreement, we are obligated to make certain payments based on the NEO's then-effective base salary. We believe this is appropriate because the terminated NEO is bound by confidentiality and non-competition provisions continuing after termination. We also believe it is beneficial to have a mutually-agreed severance package in place prior to any termination event to avoid disruptive conflicts and provide us with more flexibility to make a change in management if such a change is in our and our stockholders' best interests.

Governance and Other Considerations

Tax and Accounting Considerations

Limits on Deductibility of Compensation. Section 162(m) of the Code generally prevents us from deducting as a business expense that portion of compensation paid to certain of our officers that exceeds $1,000,000. The CLD Committee believes that its primary responsibility is to provide a compensation program to meet our stated business objectives, and accordingly the Company reserves the right to pay compensation that is not tax-deductible if it determines that such a payment is in the best interests of the Company and our stockholders.

Clawback Policy. Our "clawback" policy permits our Board to consider and make a decision in its sole discretion to recover, under applicable law, any incentive bonuses awarded to NEOs whose fraud or intentional misconduct significantly contributed to a restatement of financial results that led to the awarding of incentive bonuses. This "clawback" policy is designed to further link our executive compensation and our long-term performance. Additionally, the 2017 Plan provides for reimbursement of all awards, including cash and all types of equity (including time-based and performance-based equity awards), and profits from securities sales in similar circumstances, as detailed in the 2017 Plan. We intend to modify our clawback policy as needed to comply with the recently adopted SEC regulations concerning compensation recovery policies and the related listing standards when such listing standards require compliance.

Prohibition Against Hedging, Pledging, and Short-Sales. We have implemented both anti-hedging and anti-pledging policies, as well as a prohibition on participating in short sales of our stock, to ensure that our executives' stock remains at-risk. Our Insider Trading Policy, which applies to all employees, including officers, and non-employee directors, specifically prohibits short sales of our securities, transactions in puts, calls or other derivative securities involving our stock, hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards, and equity swaps), and holding our securities in a margin account or pledging our securities as collateral for a loan.

Executive Stock Ownership Guidelines.

As part of our overall corporate governance and compensation practices, our Board adopted stock ownership guidelines for our NEOs. These guidelines are designed to align our NEOs' interests with our stockholders' long-term interests by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking and further increases our NEOs' alignment with stockholder interests. These guidelines require our Chief Executive Officer to hold shares of our stock worth six times his annual salary and each other NEO is required to hold shares of our stock worth two times their annual salary. Vested units or unvested time-based RSUs held by a NEO under any of our equity incentive plans are included in calculating the value of ownership to determine whether this minimum ownership requirement has been met. NEOs must attain this ownership threshold within five years after being appointed as a NEO. As of December 31, 2022, each of our NEOs and directors were in compliance with the applicable guidelines.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents the compensation paid to or earned by our NEOs during 2022, 2021 and 2020:

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Andres D. Reiner	2022	$ 540,000	$ —	$5,970,413 (2)	$ 179,388	$ 12,200 (3)	$ 6,702,001
President and Chief	2021	$ 540,000	$ —	$6,102,556 (4)	$ 685,476	$ 11,600	$ 7,339,632
Executive Officer	2020	$ 540,000	$ —	$4,766,465 (5)	$ 143,748	$ 12,799	$ 5,463,012
Stefan B. Schulz	2022	$ 405,000	$ —	$2,671,056 (6)	$ 97,848	$ 12,200 (3)	$ 3,186,104
Executive Vice President	2021	$ 405,000	$ —	$3,192,208 (7)	$ 373,896	$ 11,600	$ 3,982,704
and Chief Financial Officer	2020	$ 405,000	$ —	$2,320,417 (8)	$ 78,408	$ 11,400	$ 2,815,225
Leslie Rechan	2022	$ 35,417 (9)	$ —	$ —	$ —	$ 2,125,342 (10)	$ 2,160,759
former Chief Operating Officer	2021	$ 425,000	$ —	$3,405,029 (11)	$ 441,405	$ —	$ 4,271,434
	2020	$ 298,952 (12)	$ 100,000 (13)	$3,999,985 (14)	$ 58,928	$ —	$ 4,457,865

(1) Represents the aggregate grant date fair value of equity awards granted in the specified fiscal year as calculated in accordance with GAAP. For additional information about equity award valuation assumptions, refer to Note 14 of our financial statements in our Form 10-K for the year ended December 31, 2022.

(2) Represents 85,536 RSUs and 85,536 Target MSUs awarded to Mr. Reiner on January 10, 2022. The 2022 RSUs vest 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter and have a grant date fair value of $32.15 per unit. The 2022 MSUs settle on January 31, 2025 if performance is achieved, and have a grant date fair value of $37.65 per unit. For additional information on the 2022 RSUs and 2022 MSUs, see *Grants of Plan-Based Awards.*

(3) Represents 401(k) Company match.

(4) Represents 58,476 RSUs and 58,476 MSUs awarded to Mr. Reiner on January 11, 2021. The 2021 RSUs vest annually in one-fourth installments on January 11th of each year and have a grant date fair value of $48.31 per unit. The 2021 MSUs will settle on January 31, 2024, and have a grant date fair value of $56.05 per unit.

(5) Represents 39,500 RSUs awarded to Mr. Reiner on January 13, 2020 and 39,500 PRSUs awarded to Mr. Reiner on February 7, 2020. The 2020 RSUs vest annually in one-fourth installments on January 13th of each year and have a grant date fair value of $66.44 per unit. The 2020 PRSUs vested on January 13, 2023, and have a grant date fair value of $54.23 per unit. The number of PRSUs and target award value for the 2020 PRSUs was established by the CLD Committee on January 13, 2020 but were granted on February 7, 2020 when the performance targets were finalized.

(6) Represents 46,656 RSUs and 31,104 MSUs awarded to Mr. Schulz on January 10, 2022. The 2022 RSUs vest 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter and have a grant date fair value of $32.15 per unit. The 2022 MSUs settle on January 31, 2025, and have a grant date fair value of $37.65 per unit. For additional information on the 2022 RSUs and 2022 MSUs, see *Grants of Plan-Based Awards.*

(7) Represents 37,259 RSUs and 24,839 MSUs awarded to Mr. Schulz on January 11, 2021. The 2021 RSUs vest annually in one-fourth installments on January 11th of each year and have a grant date fair value of $48.31 per unit. The 2021 MSUs settle on January 31, 2024, and have a grant date fair value of $56.05 per unit.

(8) Represents 22,600 RSUs awarded to Mr. Schulz on January 13, 2020 and 15,100 PRSUs awarded to Mr. Schulz on February 7, 2020. The 2020 RSUs vest annually in one-fourth installments on January 13th of each year and have a grant date fair value of $66.44 per unit. The 2020 PRSUs vested on January 13, 2023, and have a grant date fair value of $54.23 per unit. The number of PRSUs and target award value for the 2020 PRSUs was established by the CLD Committee on January 13, 2020 but were granted on February 7, 2020 when the performance targets were finalized.

(9) Mr. Rechan's last day of employment was January 31, 2022, and the salary reflected is equivalent to 1/12th of his annual base of $425,000.

(10) Represents severance paid to Mr. Rechan per the terms of his employment agreement. This amount is comprised of: (i) $807,500 - 12 months of base salary plus target bonus as if Mr. Rechan had remained employed for 12 months; (ii) $22,428 - COBRA premiums for 12 months; and (iii) $1,295,414 - the value of RSUs accelerated on March 15, 2022, calculated based on our stock price on such date ($30.10).

(11) Represents 39,743 RSUs and 26,495 MSUs awarded to Mr. Rechan on January 11, 2021. The 2021 RSUs vested annually in one-fourth installments on January 11th of each year and have a grant date fair value of $48.31 per unit. Certain of these RSUs were accelerated as part of Mr. Rechan's severance. The 2021 MSUs were forfeited upon the termination of Mr. Rechan's employment.

(12) Mr. Rechan's base salary was prorated for 2020 based on his start date as Chief Operating Officer of May 13, 2020.

(13) Mr. Rechan was provided as part of his offer package $100,000 reimbursement for relocation expenses to move to the United States.

(14) Represents 132,406 RSUs awarded to Mr. Rechan on May 13, 2020. The RSUs vested annually in one-fourth installments on May 13th of each year and have a grant date fair value of $30.21 per unit. Certain of these RSUs were accelerated as part of Mr. Rechan's severance.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our NEOs during 2022:

Named Executive Officer	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	FMV on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Target (#)	Maximum (#)			
Andres D. Reiner	RSU	1/10/2022						85,536	$ 32.15	$2,749,982
	MSU[1]	1/10/2022				85,536	171,072		$ 37.65	$3,220,430
	Cash incentive[2]		$118,800	$594,000	$1,188,000					
Stefan B. Schulz	RSU	1/10/2022						46,656	$ 32.15	$1,499,990
	MSU[1]	1/10/2022				31,104	62,208		$ 37.65	$1,171,066
	Cash incentive[2]		$ 64,800	$324,000	$ 648,000					

(1) The 2022 MSUs are performance-vesting units. The 2022 MSUs settle on January 31, 2025, and the number of shares of Common Stock issuable upon settlement is based on the Company's TSR in relation to the Russell 2000 Index (Index) over a three-year measurement period ending December 31, 2024. The range of shares of Company stock that may be earned is 0% to 200%. Total MSU grant date fair value is calculated by multiplying the target number of units awarded by the grant date fair value of $37.65 per unit. This grant date fair value per unit is estimated by the Company on the date of grant using a Monte Carlo simulation model. The model is affected by the Company's stock price and a number of assumptions including the expected volatility of the Company's stock and the Index, its risk-free interest rate and expected dividends. For more information on the assumptions and methodology used to estimate fair market value for MSUs, please see Note 14 of our financial statements in our *Form 10-K* for the year ended December 31, 2022.

(2) Amounts represent the range of annual cash incentives that could have been earned under the NEO Cash Incentive Plan for 2022 based on ARR and Free Cash Flow, as described in the Components of 2022 Executive Compensation section above. The actual cash incentive bonus earned for 2022 is reported in the 2022 Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year End

The following table presents the number of outstanding equity awards held by our NEOs as of December 31, 2022 and the value of such awards based on the closing stock price of $24.26 as of December 30, 2022:

Named Executive Officer	Stock Awards			
	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)	
Andres D. Reiner	17,587	(1)	$	426,661
	19,750	(2)	$	479,135
	43,857	(3)	$	1,063,971
	7,309	(4)	$	177,316
	85,536	(5)	$	2,075,103
	85,536	(6)	$	2,075,103
Stefan B. Schulz	9,078	(1)	$	220,232
	11,300	(2)	$	274,138
	27,945	(3)	$	677,946
	3,104	(4)	$	75,303
	46,656	(5)	$	1,131,875
	31,104	(6)	$	754,583

(1) Represents 2019 RSUs awarded to Messrs. Reiner and Schulz on January 15, 2019. These 2019 RSUs vest annually in one-fourth installments on January 15th of each year through 2023.

(2) Represents 2020 RSUs awarded to Messrs. Reiner and Schulz on January 13, 2020. These 2020 RSUs vest annually in one-fourth installments on January 13th of each year through 2024.

(3) Represents 2021 RSUs awarded to Messrs. Reiner and Schulz on January 11, 2021. These 2021 RSUs settle annually in one-fourth installments on January 11th of each year through 2025.

(4) Represents 2021 MSUs awarded to Messrs. Reiner and Schulz on January 11, 2021. These 2021 MSUs settle on January 31, 2024. The amounts shown above reflect the number of 2021 MSUs that would be earned if the performance goals related to these awards were met at the threshold level at the end of the performance period. If the minimum performance threshold is not met, there will be no payout. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2021 through December 31, 2023 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2022, no MSUs would have been earned.

(5) Represents 2022 RSUs awarded to Messrs. Reiner and Schulz on January 10, 2022. These 2022 RSUs settle 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter.

(6) Represents 2022 MSUs awarded to Messrs. Reiner and Schulz on January 10, 2022. These 2022 MSUs settle on January 31, 2025. The amounts shown above reflect the number of 2022 MSUs that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2022 through December 31, 2024 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2022, 59% of the target MSUs would have been earned.

Option Exercises and Equity Awards Vested

The following table presents information on the exercises of stock options and vesting of PRSUs, RSUs and MSUs for our NEOs during the year ended December 31, 2022:

| | Option Awards | | Stock Awards | | |
Named Executive Officer	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on RSU vesting (#)	Number of shares acquired on PRSU and MSU vesting (#)	Value realized on vesting ($)
Andres D. Reiner	—	—	62,818	55,645	$ 3,520,080
Stefan B. Schulz	—	—	34,458	19,146	$ 1,612,192
Leslie Rechan	—	—	52,972	—	$ 1,623,467

Employment Agreements

Andres D. Reiner. In December 2018, we entered into a second amended and restated employment agreement with Mr. Reiner, our President and CEO. This agreement will automatically renew for additional three-year terms unless the Company decides not to renew. The base salary payable to Mr. Reiner is subject to periodic review by our CLD Committee. In the event Mr. Reiner's employment with us is terminated by him for good reason, by us without cause or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of Mr. Reiner's health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following his termination date, and (vi) the acceleration of vesting of all market stock awards where the number of units vesting is determined as if the performance period ended on his termination date. If Mr. Reiner's employment is terminated by us without cause, if he resigns for good reason, or we decide not to renew his agreement, in any of these cases, within six months prior to, or any time after, a change of control of the Company, he will receive (i) an amount equal to 150% of his annual salary, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of an aggregate bonus equal to 100% of performance targets, including any discretionary components, within the bonus plan in effect as if employed by us for eighteen months, (iv) an amount equal to 18 times the monthly cost of Mr. Reiner's health benefits, and (v) the acceleration of vesting of all equity awards with respect to shares that would have vested following the termination date. If Mr. Reiner's employment with us terminates due to his death or disability, his employment will automatically terminate and he will be entitled to accelerated vesting of (i) all equity awards with respect to all shares that would have vested after the termination date, and (ii) all MSUs at 100% of the target number granted. In addition, if the surviving or acquiring entity (or its parent entity) elects not to assume, continue or substitute for the equity awards or options due under the 2017 Plan, all outstanding equity awards and options under each plan will vest in full and become fully exercisable. Mr. Reiner is subject to non-competition and non-solicitation restrictions during the term of his employment and for the 12-month period following the termination of his employment.

Stefan B. Schulz. In December 2018, we entered into an amended and restated employment agreement with Mr. Schulz, our Executive Vice President and Chief Financial Officer. The agreement is for a three-year term and automatically renews for three-year terms unless the Company decides not to renew. The base salary payable to Mr. Schulz is subject to periodic review by our CLD Committee. In the event Mr. Schulz's employment with us is terminated by him for good reason, by us without cause, or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of his health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following the date of termination and prior to the first anniversary of his termination date, and (vi) the acceleration of vesting of all market stock awards scheduled to vest prior to the first anniversary of his termination date, where the applicable performance period is deemed to have ended on his termination date. Alternatively, if Mr. Schulz's employment is terminated by us without cause, if he resigns for good reason or we decide not to renew his agreement, in any of these cases, within six months prior to, or any time after, a change of control of the Company, he will receive (i) an amount equal to 150% of his annual salary, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of an aggregate bonus equal to 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 18 months, (iv) an amount equal to 18 times the monthly cost of his health benefits, and (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following the date of termination. In addition, if the surviving or acquiring entity (or its parent entity) elects not to assume, continue or substitute for the equity awards or options due under the 2017 Plan, all outstanding equity awards and options under each plan will vest in full and become fully exercisable. If Mr. Schulz's employment with us terminates due to his death or disability, his employment will automatically terminate and he will be entitled to accelerated vesting of (i) all equity awards with respect to all shares that would have vested after the termination date, and (ii) all MSUs at 100% of the target number granted. Mr. Schulz is subject to non-competition and non-solicitation restrictions during the term of his employment and for the 12-month period following the termination of his employment.

"Cause" is defined in these employment agreements as (a) the unauthorized use or disclosure of the confidential information or trade secrets of the Company by the officer which use or disclosure causes material harm to the Company, (b) the officer's conviction of, or a plea of guilty or no contest to, a felony or any other crime involving dishonesty or moral turpitude under the laws of the United States; (c) any intentional wrongdoing by the officer, whether by omission or commission, which adversely affects the business or affairs of the Company; (d) continued failure to perform assigned duties (other than by reason of disability) or comply with any Company policy after notice and a cure period; (e) any material breach by the officer of his employment agreement or any other agreement between the officer and the Company after notice and a cure period; and (f) any failure to cooperate in good faith with the Company in any governmental investigation or formal proceeding.

Each of our NEOs can resign for "good reason" and be entitled to certain severance payments as detailed below in the table titled "Potential Payments Upon Termination of Employment or Change of Control." "Good reason" is defined in their employment agreements as (i) a material diminution in the officer's authority, duties or responsibilities or the assignment of duties that are not materially commensurate with the officer's position with the Company; (ii) a material reduction in base salary, other than a reduction which is part of a general reduction affecting all employees; (iii) the relocation of the officer's principal place of service to his employer to more than 25 miles from the principal place of service as of the effective date of the officer's employment agreement; (iv) any failure by the Company to continue to provide the officer with the opportunity to participate, on terms no less favorable than those in effect for the benefit of any employee holding a comparable position with the Company, in any material benefit or compensation plans and programs, which results in a material detriment to him; (v) any material breach by the Company of any provision of the officer's employment agreement; or (vi) any failure by any successor corporation to assume the Company's obligations under the officer's employment agreement.

Each of our NEOs can resign for "good reason" and be entitled to certain severance payments as detailed below in the table titled "Potential Payments Upon Termination of Employment or Change of Control." "Good reason" is defined in their employment agreements as (i) a material diminution in the officer's authority, duties or responsibilities or the assignment of duties that are not materially commensurate with the officer's position with the Company; (ii) a material reduction in base salary, other than a reduction which is part of a general reduction affecting all employees; (iii) the relocation of the officer's principal place of service to his employer to more than 25 miles from the principal place of service as of the effective date of the officer's employment agreement; (iv) any failure by the Company to continue to provide the officer with the opportunity to participate, on terms no less favorable than those in effect for the benefit of any employee holding a comparable position with the Company, in any material benefit or compensation plans and programs, which results in a material detriment to him; (v) any material breach by the Company of any provision of the officer's employment agreement; or (vi) any failure by any successor corporation to assume the Company's obligations under the officer's employment agreement.

Potential Payments Upon Termination of Employment or Change of Control

The following table represents amounts payable at, following, or in connection with the events described below, assuming that such events occurred on December 31, 2022 for each of the NEOs:

Named Executive Officer	Severance	Annual Bonus Payment	Equity Grants	Welfare Benefits	Total Payment
Andres D. Reiner					
Death or Disability (1)	—	—	$ 7,538,601	—	$ 7,538,601
Termination (2)	$ 1,134,000	$ 179,388	$ 5,269,181	$ 22,428	$ 6,604,997
Termination on Change of Control (3)	$ 1,701,000	$ 179,388	$ 5,269,181	$ 33,643	$ 7,183,212
Vesting on Change of Control (4)	—	—	$ 407,731	—	$ 407,731
Retirement (5)	—	—	$ 2,652,661	—	$ 2,652,661
Stefan B. Schulz					
Death or Disability (1)	—	—	$ 3,661,368	—	$ 3,661,368
Termination (2)	$ 729,000	$ 97,848	$ 866,252	$ 14,168	$ 1,707,268
Termination on Change of Control (3)	$ 1,093,500	$ 97,848	$ 2,749,395	$ 21,253	$ 3,961,996
Vesting on Change of Control (4)	—	—	$ 148,266	—	$ 148,266
Retirement (5)	—	—	$ 1,512,271	—	$ 1,512,271

(1) *Death or Disability*. In the event of a termination of employment due to death or disability certain equity awards will vest. For an explanation of these benefits by executive officer, see *Employment Agreements* above.

(2) *Termination*. In the event of an involuntary termination of employment by the Company without Cause or a termination of employment by the executive officer for Good Reason, certain severance, bonus, equity vesting and other benefits are due. For an explanation of these benefits by executive officer and the definitions of Cause and Good Reason, see *Employment Agreements* above.

(3) *Termination on Change of Control*. In the event of an involuntary termination of employment by the Company without Cause or a termination of employment by the executive officer for Good Reason, in either event during the six-month period prior to a Change of Control or after a Change of Control, certain severance, bonus, equity vesting and other benefits are due. For an explanation of these benefits by executive officer, see *Employment Agreements* above.

(4) *Vesting on Change of Control*. In the event of a Change of Control, certain performance-based equity awards accelerate their vesting by their terms, with the respective performance period deemed to have ended as of the date of the Change of Control. For PRSUs, if a Change of Control occurs prior to the one-year anniversary of the beginning of a performance period, the award vests at 100% of the target award amount and the earned shares are delivered, or paid out, to the executives as of the Change of Control. For MSUs, a Change of Control triggers a measurement of performance as of the Change of Control. Earned MSUs based on this measurement are paid out to the executives as of the Change of Control pro rata based on the length of the performance period concluded prior to the Change of Control. The remaining earned MSUs vest at the end of the original performance period.

(5) *Retirement*. In the event of retirement in which the executive provides advance notice of retirement and meets certain other qualifying conditions, certain equity awards may continue to vest post-retirement.

CEO Pay Ratio

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, the Company is required to provide the ratio of the annual total compensation of our CEO (as set forth in the Summary Compensation Table above) to the annual total compensation of the median employee of the Company (Pay Ratio Disclosure). For 2021, the annual total compensation of the median employee of the Company and its subsidiaries other than our CEO, was $84,224. Our CEO's total annual compensation for 2022 for purposes of the Pay Ratio Disclosure was $6.7 million. Our CEO's compensation set forth in the *Summary Compensation Table* does not necessarily equate to actual realizable pay. The ratio of the total annual compensation of our CEO to the median of all other employees was 80:1. As SEC rules permit different methodologies, exemptions, estimates and assumptions for identifying the median employee and calculating pay ratio, our Pay Ratio Disclosure may not be comparable to the pay ratio reported by other companies.

We identified the median employee by examining the 2022 total cash compensation for all individuals, excluding our CEO, who were employed by us during the 2022 calendar year (whether employed on a full-time, part-time or seasonal basis). For such employees, we did not make any assumptions, adjustments or estimates with respect to total cash compensation, and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2022. We used the relevant exchange rate on December 31, 2022. After identifying the median employee criteria, we calculated annual total compensation for such employee and compared it to the CEO's total compensation as set forth in the *Summary Compensation Table* above.

Pay Versus Performance

Year	SCT Total Compensation for CEO	Compensation Actually Paid to CEO (1)	Average SCT Total Compensation for Other NEOs (2)	Average Compensation Actually Paid to Other NEOs (1)(2)	Value of Initial Fixed $100 Investment Based On: PROS Cumulative TSR	Peer Group Cumulative TSR (3)	Net (Loss) Income (in millions)	Annual Recurring Revenue (in millions)
2022	$ 6,702,001	$ 2,824,846	$ 2,673,432	$ (112,975)	$ 40	$ 106	$ (82)	$ 245
2021	$ 7,339,632	$ 1,811,242	$ 3,628,443	$ 997,555	$ 58	$ 135	$ (81)	$ 227
2020	$ 5,463,012	$ (2,648,100)	$ 2,727,907	$ 159,042	$ 85	$ 118	$ (77)	$ 210

(1) To calculate Compensation Actually Paid, the following amounts were deducted from and added to the applicable Summary Compensation Table (SCT) total compensation:

CEO

		2020	2021	2022
	Summary Compensation Table Total	$ 5,463,012	$ 7,339,632	$ 6,702,001
Less:	Grant Date Fair Value of Stock Awards	$ (4,766,465)	$ (6,102,556)	$ (5,970,413)
Plus:	Fair Value at Year-End of Unvested Stock Awards Granted in the Covered Year*	$ 2,005,415	$ 3,334,886	$ 4,223,768
	Change in Fair Value of Unvested Stock Awards Granted in Prior Years*	$ (2,953,760)	$ (2,298,431)	$ (1,632,905)
	Change in Fair Value of Stock Awards From Prior Years that Vested in the Covered Year*	$ (2,396,302)	$ (462,289)	$ (497,604)
=	Compensation Actually Paid	$ (2,648,100)	$ 1,811,242	$ 2,824,846

Average of Other NEOs

		2020	2021	2022
	Summary Compensation Table Total	$ 2,727,907	$ 3,628,443	$ 2,673,432
Less:	Grant Date Fair Value of Stock Awards	$ (2,320,434)	$ (2,872,977)	$ (1,335,528)
Plus:	Fair Value at Year-End of Unvested Stock Awards Granted in the Covered Year*	$ 2,174,301	$ 1,660,435	$ 956,604
	Change in Fair Value of Unvested Stock Awards Granted in Prior Years*	$ (485,114)	$ (1,177,223)	$ (417,568)
	Change in Fair Value of Stock Awards From Prior Years that Vested in the Covered Year*	$ (907,039)	$ (241,123)	$ (206,936)
Less:	Fair Value of Stock Awards Forfeited During the Covered Year	$ (1,030,580)	$ —	$ (1,782,979)
=	Compensation Actually Paid	$ 159,042	$ 997,555	$ (112,975)

*All Market Stock Unit (MSU) valuations included in "Compensation Actually Paid" values were performed using the Monte Carlo probability model in a manner consistent with the process used to determine MSU grant date fair values under ASC718 (refer to our *2022 Annual Report* for additional detail).

(2) For 2022, includes Stefan Schulz, CFO, and Leslie Rechan, former COO. For 2021, this includes Stefan Schulz, Leslie Rechan, and Roberto Reiner, former Chief Technology Officer. For 2020, includes Stefan Schulz, Leslie Rechan, Roberto Reiner, and Thomas Dziersk, former EVP, Worldwide Sales.

(3) For purposes of this table, the Peer Group used is the Russell 2000 Index.

✓ **Annual Recurring Revenue** - Contractual recurring revenue, as of a specific date, including contracts with a future start date, together with annualized overage fees incurred above contracted minimum transactions, and excluding perpetual and term license agreements.

✓ **Free Cash Flow** - Net cash provided by (used in) operating activities, excluding severance payments, minus capital expenditures (excluding expenditures for the Company's new headquarters), purchases of other (non-acquisition-related) intangible assets and capitalized internal-use software development costs.

✓ **Our Stock Price**

The relationship between Compensation Actually Paid (CAP) and the financial performance elements reflected in the above Pay versus Performance table are described in the below charts:



Compensation Actually Paid versus TSR 2020-2022



Compensation Actually Paid versus Net (Loss) Income 2020-2022



Compensation Actually Paid versus Annual Recurring Revenue 2020-2022

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2022 with respect to compensation plans under which our equity securities are authorized for issuance. For additional information on our equity compensation plans, see Note 14 of the Notes to the Consolidated Financial Statements in our *2022 Annual Report*.

Plan Category	I Number of securities to be issued upon exercise of outstanding options and rights (2)	III Number of securities remaining available for future issuance under plans (excluding securities listed in Column (I)) (3)
All compensation plans previously approved by security holders (1)	2,420,205	3,370,265
All compensation plans not previously approved by security holders [4]	245,816	0
Total	2,666,021	3,370,265

(1) Includes awards from the 2017 Plan.

(2) Includes 1,988,833 RSUs, and 215,686 MSUs (at maximum attainment of 200%)

(3) Includes unissued award pools from the 2017 Plan and the 2013 Employee Stock Purchase Plan.

(4) Represents inducement RSU awards to employees of EveryMundo LLC in connection with our acquisition in November 2021 of EveryMundo.

PROPOSAL TWO

NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

What am I voting on?

As required pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with SEC rules. We currently conduct this advisory vote on an annual basis and expect to conduct the next advisory vote at our Annual Meeting to be held in 2024.

As described in the *Compensation Discussion and Analysis* sections of this Proxy Statement, our executive compensation program is designed to attract, retain and motivate talented individuals with the executive experience and leadership skills necessary for us to manage our business and meet our long-term objectives. We seek to provide executive compensation that is competitive with companies that are similar to us. We also seek to provide near-term and long-term financial incentives that reward well-performing executives when strategic corporate objectives designed to increase long-term stockholder value are achieved. We believe that executive compensation should include base salary, cash incentives and equity awards. We also believe that our executive officers' base salaries should be set at levels relative to comparable companies, and cash and equity incentives should generally be set at levels that give executives the opportunity to achieve above-average total compensation reflecting above-average Company performance. In particular, our executive compensation philosophy is to promote long-term value creation for our stockholders by rewarding improvement in selected financial metrics and by using equity incentives. *Please see our Compensation Discussion and Analysis and related compensation tables for detailed information about our executive compensation programs, including information about the fiscal year 2022 compensation of our NEOs.*

For the reasons discussed above, the Board unanimously recommends that stockholders vote in favor of the following resolution:

Resolved, that the stockholders approve, on an advisory basis, the compensation paid to the Company's NEOs, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

This vote is advisory and therefore not binding. However, the CLD Committee values the opinions of our stockholders and to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, we will consider those stockholders' concerns, and the CLD Committee will evaluate whether any actions are necessary to address those concerns.

Note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, in most cases it may not be feasible to change any executive compensation program in consideration of any one year's advisory vote on executive compensation.

Vote Required

The affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote and present in person or represented by proxy at the Annual Meeting is required for advisory approval of this proposal. A properly executed proxy marked "ABSTAIN" with respect to this matter is considered entitled to vote, and thus will have the effect of a vote against this matter.

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL THREE

APPROVAL OF AMENDMENTS TO THE AMENDED AND RESTATED 2017 EQUITY INCENTIVE PLAN TO, AMONG OTHER ITEMS, INCREASE PLAN SHARES AUTHORIZED FOR ISSUANCE

What am I voting on?

We are seeking stockholder approval of the following amendments to our Amended and Restated 2017 Equity Incentive Plan (2017 Plan):

> ***Increased Shares Authorized for Issuance.*** An increase of 2,900,000 shares, for an aggregate maximum number of shares of Common Stock of the Company (the Shares) reserved for issuance of new grants under the 2017 Plan of 4,208,854 Shares as of March 1, 2023, assuming the amendments are approved at the Annual Meeting. Our continuing ability to offer equity incentive awards under the 2017 Plan is critical to our ability to attract, motivate and retain qualified personnel, particularly as we grow and in light of the highly competitive market for employee talent in which we operate.

> ***Extension of Plan Term.*** An extension of the term of the 2017 Plan for an additional two years (currently scheduled to expire in May 2031) to May 11, 2033.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board has approved the amendments to the 2017 Plan to increase the available shares thereunder and extend the term of the 2017 Plan, subject to stockholder approval, and recommends that stockholders vote in favor of this proposal at the Annual Meeting. Stockholder approval of this proposal requires the affirmative vote of a majority of the outstanding Shares that are present in person or by proxy and entitled to vote on the proposal at the Annual Meeting.

If stockholders approve this proposal, the amendments to the 2017 Plan will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, the amendments to the 2017 Plan described in this proposal will not take effect and our 2017 Plan will continue to be administered in its current form. Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the 2017 Plan. The remainder of this discussion, when referring to the 2017 Plan, refers to the 2017 Plan as if this proposal is approved by our stockholders, unless otherwise specified or the context otherwise references the 2017 Plan prior to the amendments.

Increasing the Number of Shares Authorized for Issuance under the 2017 Plan

Background

The 2017 Plan was initially adopted by the Board in March 2017, and our stockholders approved it in May 2017. As described in more detail below, the initial share reserve under the 2017 Plan was 2,500,000 Shares. At the 2019 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 2,050,000 Shares. At the 2021 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 3,100,000 Shares. As discussed in our 2021 proxy, when we sought stockholder approval of the amendments to the 2017 Plan at the 2021 Annual Meeting, we believed that the Shares reserved for issuance under it following stockholder approval (along with Shares becoming available for future grant due to forfeitures and cancellations) would be sufficient to enable us to continue to grant equity awards under the 2017 Plan for approximately two to three years. This estimate was based on a forecast that took into account our anticipated rate of growth in hiring, an estimated range of our stock price over time and our historical forfeiture rates.

Shares Available for Future Awards

As of March 1, 2023, 1,308,854 Shares remained available for grant under the 2017 Plan. The Board believes that additional Shares are necessary to meet the Company's anticipated equity compensation needs. The proposed Share increase is expected to last approximately two years. This estimate is based on our stock price at the time the share request number was determined and recent years' equity award practices.

If the amendments are approved, the total number of Shares that will be available for future awards under the 2017 Plan will be equal to 2,900,000, plus the 1,308,854 shares that remained available for grants as of March 1, 2023, less shares subject to awards made after March 1, 2023, and subject to adjustment as provided in the 2017 Plan and as described below.

Reasons for Voting for the Proposal

Long-Term Equity Is a Key Component of Our Compensation Objective

As discussed in the *Compensation Discussion and Analysis* section, our overall compensation objective is to compensate our personnel in a manner that attracts and retains the highly talented employees necessary to manage and staff a high-growth business in an innovative and competitive industry. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and company performance and that help meet our retention needs. Equity awards, whose value depends on our stock performance and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also incentivize our employees to manage our business as owners, aligning their interests with those of our stockholders. We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As of March 1, 2023, 720 of our employees and 7 non-employee directors held outstanding equity awards.

We Manage Our Equity Incentive Program Thoughtfully

We manage our long-term stockholder dilution by limiting the number of equity awards granted annually and limiting what we grant to what we believe is an appropriate amount of equity necessary to attract, reward and retain employees. Our three-year average burn rate, which we define as the number of RSUs granted and performance-based awards vested in a fiscal year divided by the weighted average Shares outstanding for that fiscal year, was 3.1% for fiscal years 2020 through 2022 (see table below for detailed calculation of our three-year average burn rate).

Equity Awards Outstanding

As of March 1, 2023, there were 3,004,121 RSUs and 358,072 Market Stock Units (MSUs) (at target) outstanding under the 2017 Plan, and 243,155 inducement RSUs awarded to employees of EveryMundo in connection with our November 2021 acquisition (2021 Inducement Plan) outstanding.

As of March 1, 2023, we had 46,029,253 common shares outstanding. Accordingly, our 3,605,348 outstanding awards (not including awards under our ESPP) plus 1,308,854 Shares available for future grant under our 2017 Plan (not including under our ESPP) as of March 1, 2023 represented 9.6% of our fully-diluted shares outstanding (commonly referred to as the "overhang"). No stock options or SARs were outstanding as of March 1, 2023. The 2017 Plan is our only equity-based plan for making incentive award grants. There are no shares available for future grant under our 2021 Inducement Plan.

	As of March 1, 2023
RSUs outstanding	3,247,276
Performance-based equity awards outstanding, at target (1)	358,072
Total shares available for grant under the 2017 Plan	1,308,854
Total	4,914,202
Common Shares Outstanding	46,029,253
Total potential dilution (2)	**9.6 %**

(1) Consists of MSUs, assuming target performance.

(2) Calculated by dividing "Total" (the sum of outstanding RSUs, performance-based equity awards (at target) and shares available for grant under the 2017 Plan) by the sum of Total and Common Shares Outstanding.

The 2017 Plan Incorporates Good Compensation and Governance Practices.

Fixed plan term. The 2017 Plan has a fixed term of ten years.

No evergreen authorization. The 2017 Plan does not have an evergreen provision, which would have permitted an annual increase in the number of shares authorized for issuance without further stockholder approval.

No liberal share recycling on options and stock appreciation rights. The 2017 Plan generally provides for gross share counting. The number of shares remaining available for grant under the 2017 Plan is reduced by the gross number of shares subject to options and stock appreciation rights settled on a net basis, and any shares withheld for taxes in connection with the exercise or settlement of options and stock appreciation rights will not again be available for the future grant of awards. Shares withheld or reacquired by the Company for taxes up to the minimum statutory withholding rate in connection with the vesting or settlement of full value awards will not reduce the number of shares remaining available for the future grant of awards.

Individual award limits. The 2017 Plan limits the maximum number of shares for which share-denominated awards may be granted to any employee in any fiscal year and the maximum dollar amount that an employee may earn for each fiscal year contained in a performance period under a cash-denominated award.

Non-employee director award limit. The number of shares for which awards may be granted to any non-employee member of our Board plus the total amount of cash paid to such director in a fiscal year is limited.

No discounted options or stock appreciation rights. Options and stock appreciation rights must have an exercise price or base price at or above the fair market value per share of our common stock on the date of grant.

Prohibition of option repricing. The 2017 Plan prohibits the repricing of stock options and stock appreciation rights without the approval of our stockholders.

Minimum vesting. The 2017 Plan requires each stock-based award to have a minimum vesting period of one year, except for 5% of the aggregate number of shares authorized for issuance under the 2017 Plan.

Performance-based awards. Performance share and performance unit awards require the achievement of pre-established goals. The 2017 Plan establishes a list of measures of business and financial performance from which the CLD Committee may construct predetermined performance goals that must be met for an award to vest, although the CLD Committee may choose to construct performance goals using alternative metrics.

No liberal change-in-control definition. The 2017 Plan does not contain a "liberal" change in control definition (e.g., mergers require actual consummation).

No automatic vesting upon a change in control. With the exception of awards held by non-employee directors, the 2017 Plan does not provide for automatic acceleration of awards vesting upon a change in control. The 2017 Plan allows for an acquiring corporation to assume, continue or substitute new awards for outstanding awards, and, if such awards are assumed, continued or replaced, their vesting will generally not accelerate in connection with the change in control, unless the award holder is involuntarily terminated without cause within 18 months following the change in control. The vesting of awards that are not assumed, continued or replaced will be accelerated. The vesting of awards held by non-employee directors will accelerate in full upon a change in control.

No tax gross-ups. The 2017 Plan does not provide for any tax gross-ups.

Limitation on dividends and dividend equivalents. Dividend equivalents may not be granted in connection with options or stock appreciation rights. Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests.

Clawback provision. The 2017 Plan has a clawback provision that applies to all awards, including cash, time- and performance-based awards, as described in more detail in our Compensation Discussion and Analysis.

Summary of the 2017 Plan

The following is a summary of the operation and principal features of the 2017 Plan. The summary is qualified in its entirety by reference to the complete text of the 2017 Plan, as amended, as set forth in *Appendix A*.

Purpose

Competition for talent in the software industry is intense and our Board believes equity plays an important role in the success of the Company by encouraging and enabling the employees, officers, non-employee directors and other key persons of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. Our Board anticipates that providing such persons with a direct stake in the Company will assure a closer identification of the interests of such individuals with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. Further, our Board believes that the use of equity-based incentive awards supports the Company's goal of aligning our employees' compensation with long-term stockholder value, and serves as a retention tool for talent in a highly competitive environment.

In approving the initial adoption of the 2017 Plan, our stockholders authorized us to issue up to 2,500,000 Shares under the 2017 Plan. At the 2019 Annual Meeting, our stockholders authorized us to issue an additional 2,050,000 Shares under the 2017 Plan. At the 2021 Annual Meeting, our stockholders authorized us to issue an additional 3,100,000 Shares under the 2017 Plan. As of March 1, 2023, a total of 1,308,854 shares remained available for the future grant of awards under the 2017 Plan. As described above, if the amendments are approved, the total number of shares that will be available for future awards under the 2017 Plan will be equal to 2,900,000, plus the 1,308,854 shares that remained available for grants as of March 1, 2023, less shares subject to awards made after March 1, 2023, subject to certain equitable adjustments as provided in the 2017 Plan and as described below. If the amendments are approved, the total historical approved shares available for grant under the 2017 Plan will be equal to 10,550,000 in the aggregate.

Dilution, Burn Rate and Equity Overhang

We recognize that equity awards dilute existing stockholders. Our CLD Committee regularly reviews our equity compensation program to ensure that we balance our employee compensation objectives with our stockholders' interest in limiting dilution from equity awards.

Our CLD Committee also regularly reviews our burn rate and potential dilution from equity compensation. Our equity award burn rate averaged 3.1% of weighted average common shares outstanding over the last three fiscal years, calculated as follows:

Detailed Three-Year Average Burn Rate Calculation

	2020	2021	2022	3-Year Average
RSUs granted	976,000	1,308,000	1,415,693	1,233,231
Performance-based awards vested	300,000	111,000	74,791	161,930
Total	1,276,000	1,419,000	1,490,484	1,395,161
Weighted Average # of Shares Outstanding	43,301,000	44,348,000	45,269,000	44,306,000
Gross Burn Rate (1)	**2.9%**	**3.2%**	**3.3%**	**3.1%**

(1) Calculated by dividing the Total (sum of RSUs granted and performance-based awards vested in each year) by the weighted average Shares outstanding.

Share Counting

Each share made subject to an award will reduce the number of shares remaining available for grant under the 2017 Plan by one share. If any award granted under the 2017 Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by the Company for not more than the participant's purchase price, any such shares reacquired or subject to a terminated award will again become available for issuance under the 2017 Plan. Shares will not be treated as having been issued under the 2017 Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. Shares that are withheld or that are tendered in payment of the exercise price of an option will not be made available for new awards under the 2017 Plan. However, shares withheld or reacquired by the Company in satisfaction of a tax withholding obligation determined by the minimum statutory withholding rate in connection with the vesting or settlement of any full value award (but not options or stock appreciation rights) will not reduce the number of shares remaining available for the future grant of awards. Shares withheld for taxes in excess of the minimum statutory withholding rate will not again be available for grant under the 2017 Plan. Upon the exercise of a stock appreciation right or net exercise of an option, the number of shares available under the 2017 Plan will be reduced by the gross number of shares for which the award is exercised.

Adjustments for Capital Structure Changes

Appropriate and proportionate adjustments will be made to the number of shares authorized under the 2017 Plan, to the numerical limits on certain types of awards described below, and to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution to our stockholders in a form other than common stock (excluding regular, periodic cash dividends) that has a material effect on the fair market value of our common stock. In such circumstances, the CLD Committee also has the discretion under the 2017 Plan to adjust other terms of outstanding awards as it deems appropriate.

Non-employee Director Award Limits

A non-employee director may not be granted awards under the 2017 Plan in any calendar year having an aggregate grant date fair value exceeding, including the total cash compensation paid to such director for services rendered for such calendar year, $600,000.

Other Award Limits

The 2017 Plan establishes limits on the maximum aggregate number of shares or dollar value for which awards may be granted to an employee in any fiscal year, as follows:

- No more than 1,250,000 Shares under stock-based awards.
- No more than $2,000,000 in each full fiscal year contained in the performance period under cash-based awards.

In addition, to comply with applicable tax rules, the 2017 Plan also limits to 10,550,000 the number of shares that may be issued upon the exercise of incentive stock options granted under the 2017 Plan.

Administration

The 2017 Plan generally will be administered by the CLD Committee of the Board, although the Board retains the right to appoint another of its committees to administer the 2017 Plan or to administer the 2017 Plan directly. For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board. Subject to the provisions of the 2017 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of awards, and all of their terms and conditions. The Committee may, subject to certain limitations on the exercise of its discretion provided by the 2017 Plan, amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award.

The 2017 Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2017 Plan. All awards granted under the 2017 Plan will be evidenced by a written or digitally signed agreement between the Company and the participant specifying the terms and conditions of the award, consistent with the requirements of the 2017 Plan. The Committee will interpret the 2017 Plan and awards granted thereunder, and all determinations of the Committee generally will be final and binding on all persons having an interest in the 2017 Plan or any award.

Prohibition of Option and SAR Repricing

The 2017 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for any of the following with respect to options or stock appreciation rights: (1) the cancellation of outstanding options or stock appreciation rights with exercise prices per share greater than the then fair market value of the Company's common stock in exchange for new options or stock appreciation rights having a lower exercise price, other awards or payments in cash (except in the event of a change in control), or (2) the amendment of outstanding options or stock appreciation rights to reduce the exercise price.

Minimum Vesting

No more than 5% of the aggregate number of shares authorized under the 2017 Plan may be issued pursuant to stock-based awards that vest earlier than one year following the date of grant. This minimum vesting requirement will not prohibit the Committee from accelerating vesting, including in connection with a participant's death or disability or in connection with a change in control of the Company. Also, the minimum vesting requirement will not apply to awards granted by another company that we assume or substitute for in connection with our acquisition of such company, shares of stock delivered in lieu of fully vested cash-based awards, or to awards granted to our non-employee directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of the stockholders which is at least 50 weeks after the immediately preceding year's annual meeting.

Eligibility

Awards may be granted to employees, directors and consultants of the Company or any present or future parent or subsidiary corporation or other affiliated entity of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. As of March 1, 2023, we had approximately 1,365 employees and 7 non-employee directors who would be eligible under the 2017 Plan. While the 2017 Plan permits awards to non-employee consultants to the Company, to date we have issued zero awards under the 2017 Plan to consultants.

Stock Options

The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (10% Stockholder) must have an exercise price equal to at least 110% of the fair market value of a share of common stock on the date of grant.

The 2017 Plan provides that the option exercise price may be paid in cash, by check, or cash equivalent; by means of a broker-assisted cashless exercise; by means of a net-exercise procedure; to the extent legally permitted, by tender to the Company of shares of common stock owned by the participant having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Committee; or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the participant has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by the Company, through the participant's surrender of a portion of the option shares to the Company.

Options will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee, subject to the minimum vesting requirements described above. The maximum term of any option granted under the 2017 Plan is ten years, provided that an incentive stock option granted to a 10% stockholder must have a term not exceeding five years. Unless otherwise permitted by the Committee, an option generally will remain exercisable for three months following the participant's termination of service, provided that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for 12 months, but in any event the option must be exercised no later than its expiration date.

Options are nontransferable by the participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant. However, an option may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee and, in the case of an incentive stock option, only to the extent that the transfer will not terminate its tax qualification. No option may be transferred to a third party financial institution for value.

Stock Appreciation Rights

The Committee may grant stock appreciation rights either in tandem with a related option (Tandem SAR) or independently of any option (Freestanding SAR). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for shares of common stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The exercise price of each stock appreciation right may not be less than the fair market value of a share of our common stock on the date of grant.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in shares of common stock whose fair market value on the exercise date equals the payment amount. At the Committee's discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or shares of common stock. The maximum term of any stock appreciation right granted under the 2017 Plan is ten years.

Stock appreciation rights are generally nontransferable by the participant other than by will or by the laws of descent and distribution, and are generally exercisable during the participant's lifetime only by the participant. If permitted by the Committee, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee. Other terms of stock appreciation rights are generally similar to the terms of comparable stock options.

Restricted Stock Awards

The Committee may grant restricted stock awards under the 2017 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase common stock, or in the form of a restricted stock bonus, in which stock is issued in consideration for services to the Company rendered by the participant. The Committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Committee specifies, including the attainment of one or more performance goals similar to those described below in connection with performance awards. Shares acquired pursuant to a restricted stock award may not be transferred by the participant until vested. Unless otherwise provided by the Committee, a participant will forfeit any shares of restricted stock as to which the vesting restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original award.

Restricted Stock Units

The Committee may grant restricted stock units under the 2017 Plan, which represent rights to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The Committee may grant restricted stock unit awards subject to the attainment of one or more performance goals similar to those described below in connection with performance awards, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Restricted stock units may not be transferred by the participant. Unless otherwise provided by the Committee, a participant will forfeit any restricted stock units which have not vested prior to the participant's termination of service. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the Committee may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional restricted stock units whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award.

Performance Awards

The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant. These awards may be designated as performance shares or performance units, which consist of unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of a share of common stock in the case of performance shares and a monetary value established by the Committee at the time of grant in the case of performance units. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of common stock (including shares of restricted stock that are subject to additional vesting) or any combination of these.

Performance goals may be based on the attainment of specified target levels with respect to one or more measures of business, or financial (or other measure or metric, determined in the subjective discretion of the Committee) performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goal the Committee may determine, including subjective performance criteria): bookings, revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; stock price; earnings per share; return on stockholder equity; return on capital; return on assets; return on investment; total stockholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project and completion of a joint venture or other corporate transaction.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Committee. The degree of attainment of performance measures will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Committee, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the Committee, excluding the effect (whether positive or negative) of any event the Committee determines is appropriate to exclude, including changes in accounting standards or any unusual or infrequently occurring event or transaction.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to increase or reduce the amount that would otherwise be payable on the basis of the performance goals attained. The Committee may make positive or negative adjustments to performance award payments to reflect the participant's individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for a participant awarded performance shares to receive dividend equivalent rights with respect to cash dividends paid on the Company's common stock to the extent that the performance shares become vested. The Committee may provide for performance award payments in lump sums or installments.

Unless otherwise provided by the Committee, if a participant's service terminates due to the participant's death or disability prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the participant's service during the performance period. The Committee may provide similar treatment for a participant whose service is involuntarily terminated. If a participant's service terminates prior to completion of the applicable performance period for any other reason, the 2017 Plan provides that the performance award will be forfeited, unless otherwise determined by the Committee. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Cash-Based Awards and Other Stock-Based Awards

The Committee may grant cash-based awards or other stock-based awards in such amounts and subject to such terms and conditions as the Committee determines. Cash-based awards will specify a monetary payment or range of payments, while other stock-based awards will specify a number of shares or units based on shares or other equity-related awards. Such awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of awards may be in cash or shares of common stock, as determined by the Committee. A participant will have no voting rights with respect to any such award unless and until shares are issued pursuant to the award. The Committee may grant dividend equivalent rights with respect to other stock-based awards that will be subject to the same vesting conditions and settlement terms as the original award. The effect on such awards of the participant's termination of service will be determined by the Committee and set forth in the participant's award agreement.

Change in Control

The 2017 Plan provides that a "Change in Control" occurs upon (a) a person or entity (with certain exceptions described in the 2017 Plan) becoming the direct or indirect beneficial owner of more than 50% of the Company's voting stock; (b) stockholder approval of a liquidation or dissolution of the Company; or (c) the occurrence of any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the voting securities of the Company, its successor or the entity to which the assets of the company were transferred: (i) a sale or exchange by the stockholders in a single transaction or series of related transactions of more than 50% of the Company's voting stock; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume or continue outstanding awards or substitute substantially equivalent awards for its stock. If so determined by the Committee, stock-based awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a stockholder would receive as a result of the Change in Control. The vesting of any awards that are not assumed, continued or replaced in connection with a Change in Control will be accelerated in full, and, if not exercised prior to the Change in Control, will terminate effective as of the time of the Change in Control. The vesting of any awards that are assumed, continue or replaced will be accelerated in full if, within 18 months following the Change in Control, the holder's employment is terminated without cause or the holder resigns following reduction in base salary of 15% or more.

Subject to the restrictions of Section 409A of the Code, the Committee may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such other terms and to such extent as it determines. The vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control.

The 2017 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any award denominated in shares of stock upon a Change in Control in exchange for a payment to the participant with respect each vested share (and each unvested share if so determined by the Committee) subject to the canceled award of an amount equal to the excess of the consideration to be paid per share of common stock in the Change in Control transaction over the exercise or purchase price per share, if any, under the award.

Awards Subject to Section 409A of the Code

Certain awards granted under the 2017 Plan may be deemed to constitute "deferred compensation" within the meaning of Section 409A of the Code, providing rules regarding the taxation of nonqualified deferred compensation plans, and the regulations and other administrative guidance issued pursuant to Section 409A. Any such awards will be required to comply with the requirements of Section 409A. Notwithstanding any provision of the 2017 Plan to the contrary, the Committee is authorized, in its sole discretion and without the consent of any participant, to amend the 2017 Plan or any award agreement as it deems necessary or advisable to comply with Section 409A.

Amendment, Suspension or Termination

The 2017 Plan will continue in effect until its termination by the Committee, provided that no awards may be granted under the 2017 Plan following the tenth anniversary of the 2017 Plan's effective date, which is May 11, 2033. The Committee may amend, suspend or terminate the 2017 Plan at any time, provided that no amendment may be made without stockholder approval that would increase the maximum aggregate number of shares of stock authorized for issuance under the 2017 Plan, change the class of persons eligible to receive incentive stock options or require stockholder approval under any applicable law or the rules of any stock exchange on which the Company's shares are then listed. No amendment, suspension or termination of the 2017 Plan may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not have a materially adverse effect on an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule, including, but not limited to, Section 409A of the Code.

Tax Aspects Under the Code

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2017 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Participants who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss upon the sale of the shares equal to the difference, if any, between the sale price and the purchase price of the shares. If a participant satisfies such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If a participant disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the option exercise date and the exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Nonstatutory Stock Options

Options not designated or qualifying as incentive stock options are nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income upon receipt of such an option. Upon exercising a nonstatutory stock option, the participant normally recognizes ordinary income equal to the difference between the exercise price paid and the fair market value of the shares on the date when the option is exercised. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the exercise date, will be taxed as capital gain or loss. We generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights

A Participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant generally will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock

A participant acquiring restricted stock generally will recognize ordinary income equal to the excess of the fair market value of the shares on the "determination date" over the price paid, if any, for such shares. The "determination date" is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture (e.g., when they become vested). If the determination date follows the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to designate the date of acquisition as the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock Unit, Performance, Cash-Based and Other Stock-Based Awards

A participant generally will recognize no income upon the receipt of a restricted stock unit, performance share, performance unit, cash-based or other stock-based award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any substantially vested shares of stock received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date (as defined above under "Restricted Stock"), will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Number of Awards Granted to Employees and Directors

The number of awards that an employee or director may receive under the 2017 Plan is in the discretion of the Committee and therefore cannot be determined in advance.

The following table sets forth, with respect to the individuals and groups named below: (i) the aggregate number of Shares subject to awards of restricted stock units granted under the 2017 Plan during the fiscal year ended December 31, 2022, and (ii) the dollar value of such units based on $26.41 per share, the closing price of a Share on the NYSE on March 1, 2023. No stock options, no restricted stock awards nor any SARs have been issued under the 2017 Plan.

Identity of Individual or Group	Number of Shares Subject to Stock Awards (#)	Dollar Value of Shares subject to Stock Awards ($)
Andres D. Reiner	256,608[1]	$ 6,777,017
Stefan B. Schulz	108,864[2]	$ 2,875,098
All current executive officers as a group	365,472	$ 9,652,115
All current non-employee directors as a group	47,663	$ 1,258,780
All other employees (including all current officers who are not executive officers) as a group	1,235,838	$ 32,638,482

(1) Includes 171,072 2022 MSUs at maximum attainment.
(2) Includes 62,208 2022 MSUs at maximum attainment.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum.


THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF THE PROPOSED AMENDMENTS TO THE 2017 EQUITY INCENTIVE PLAN.


SECURITY OWNERSHIP

The following tables set forth information regarding beneficial ownership of our Common Stock for each person known to own beneficially more than 5% of our outstanding Common Stock, each of our NEOs, each director and director nominee, and our NEOs, directors and director nominees as a group, each as of the Record Date unless otherwise noted below. Applicable percentage ownership is based on 46,030,988 shares of our Common Stock outstanding as of the Record Date.

Principal Shareholders and Address	Common Stock and Nature of Beneficial Ownership	Percentage
Brown Capital Management, LLC' 1201 N. Calvert Street, Baltimore, MD 21202	4,761,545[1]	10.3 %
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355	4,099,720[2]	8.9 %
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055	3,529,192[3]	7.7 %
Conestoga Capital Advisors, LLC, 550 E. Swedesford Rd. Suite 120, Wayne, PA 19087	3,336,943[4]	7.3 %
Alger Associates, Inc., 360 Park Avenue South, New York, NY 10010	3,271,613[5]	7.1 %
Ronald and Mariette Woestemeyer, 3331 Damico St., Houston, TX 77019	2,909,578[6]	6.3 %
RGM Capital, LLC 9010 Strada Stell Court, Suite 105, Naples, FL 34109	2,896,038[7]	6.3 %

(1) Based solely upon a Schedule 13G/A filed by Brown Capital Management, LLC (Brown) with the SEC on February 14, 2023 reporting that Brown beneficially owned 4,761,545 shares of our Common Stock as of December 31, 2022, with sole voting power with respect to 3,297,162 shares of our Common Stock and sole dispositive power with respect to 4,761,545 shares of our Common Stock.

(2) Based solely upon a Schedule 13G/A filed by The Vanguard Group (Vanguard) with the SEC on February 9, 2023 reporting that Vanguard owned 4,099,720 shares of our Common Stock as of December 31, 2022, with shared voting power with respect to 53,855 shares of our Common Stock, sole dispositive power with respect to 4,003,811 shares of our Common Stock and shared dispositive power with respect to 95,909 shares of our Common Stock.

(3) Based solely upon a Schedule 13G/A filed by BlackRock, Inc. (BlackRock) with the SEC on January 30, 2023 reporting that BlackRock beneficially owned 3,529,192 shares of our Common Stock as of December 31, 2022, with sole voting power with respect to 3,375,420 shares of our Common Stock and sole dispositive power with respect to 3,529,192 shares of our Common Stock.

(4) Based solely upon a Schedule 13G/A filed by Conestoga Capital Advisors, LLC (Conestoga) with the SEC on January 18, 2023 reporting that Conestoga owned 3,336,943 shares of our Common Stock as of December 31, 2022, with sole voting power with respect to 3,188,795 shares of our Common Stock and sole dispositive power with respect to 3,336,943 shares of our Common Stock.

(5) Based solely upon a Schedule 13G/A filed by Alger Associates, Inc. (Alger) with the SEC on February 14, 2023 reporting that Alger and associated funds owned 3,271,613 shares of our Common Stock as of December 31, 2022, with sole voting and dispositive power with respect to all such shares of our Common Stock.

(6) Based upon Schedule 13G/As filed by Ronald and Mariette Woestemeyer with the SEC on February 1, 2023 reporting that the Woestemeyers beneficially own, including through various trusts for the benefit of certain family members, 2,909,578 shares of our Common Stock as of December 31, 2022.

(7) Based solely upon a Schedule 13G/A filed by RGM Capital, LLC (RGM) with the SEC on February 13, 2023 reporting that RGM owned 2,896,038 shares of our Common Stock as of December 31, 2022, with voting and dispositive power shared with Robert G. Moses with respect to all such shares of our Common Stock.

Name of Beneficial Owner	Common Stock Beneficially Owned[1]	Percentage
Named Executive Officers		
Andres D. Reiner	1,029,675 [2]	2.2 %
Stefan Schulz	280,768 [3]	*
Non-Employee Directors and Director Nominees		
Carlos Dominguez	16,008[4]	*
Raja Hammoud	14,625[4]	*
Leland T. Jourdan	10,313[4]	*
Catherine A. Lesjak	14,773[4]	*
Greg B. Petersen	114,223[4]	*
William Russell	146,939[4]	*
Timothy V. Williams	122,795[4]	*
All NEOs, directors and director nominees as a group	**1,806,044**	**3.9 %**

Represents less than 1% of the outstanding shares of our Common Stock

(1) Beneficial ownership represents sole voting and investment power.

(2) Includes 5,346 shares from RSUs which are scheduled to vest on April 10, 2023.

(3) Includes 2,916 shares from RSUs which are scheduled to vest on April 10, 2023.

(4) Includes 6,809 shares from RSUs which are scheduled to vest on the earlier of the Annual Meeting or May 12, 2023.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires each of our directors and NEOs, among others, to file with the SEC an initial report of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by SEC regulations to furnish us with copies of all such filings. Based on a review of the copies of such forms in our possession, and on written representations from reporting persons, we believe that during 2022, all of our NEOs and directors filed the required reports on a timely basis under Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2022, there has not been (nor is there currently proposed), any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, and the transactions described below:

Relationships with Directors and Management

Indemnification agreements. We have entered into indemnification agreements with each of our current directors and officers. These agreements require us, among other things, to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

Employment arrangements. We have entered into employment agreements with each of our executive officers, which address, among other things, the terms of their employment, such as base salary, severance payments and payment on a change in control.

Procedures for Related Party Transactions

Under our Code of Business Conduct and Ethics, our employees and officers are discouraged from entering into any transaction that may cause a conflict of interest. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our compliance officer who then reviews and summarizes the proposed transaction for our Audit Committee. Pursuant to its charter, our Audit Committee must then approve any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the Audit Committee considers the relevant facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

AUDIT COMMITTEE REPORT

The Audit Committee operates under a written charter adopted by the Board of Directors, a current copy of which is available under *Corporate Governance* in the "*Investor Relations"* section of our website at *ir.pros.com*. The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to the Board to reflect the evolving role of the Audit Committee. The Audit Committee is composed of non-employee directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. The Audit Committee currently consists of Catherine A. Lesjak (Chair), Carlos Dominguez, Greg B. Petersen, and Timothy V. Williams. Our Board of Directors has determined that three of the members of the Audit Committee (Ms. Lesjak and Messrs. Petersen and Williams) are an "Audit Committee financial expert" as is currently defined under SEC regulations and the rules of the NYSE and Mr. Dominguez is "financially literate" under the rules of the NYSE.

Primary Responsibilities

The Audit Committee oversees the Company's accounting and financial reporting processes on behalf of the Board of Directors and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements. The Audit Committee also oversees the independent auditors' qualifications and independence and the Company's internal auditors. The Company's management has the primary responsibility for preparing the Company's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. The Audit Committee has additional responsibilities related to risk management, including oversight of cybersecurity risk management and resilience, related party transactions, and compliance and ethics, among others.

Oversight of Independent Auditors

The Audit Committee engaged PricewaterhouseCoopers LLP (PwC) as our independent auditors for the year ended December 31, 2022. In its meetings with our independent auditors, the Audit Committee asks them to address, and discusses their responses to, several questions that the Audit Committee believes are relevant to its oversight. The Audit Committee also discussed with the independent auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (PCAOB). The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors' communication with the Audit Committee concerning independence and has discussed with the independent auditors their independence.

2022 Audited Financial Statements

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management. In fulfilling its oversight responsibilities in 2022, the Audit Committee reviewed and discussed with management the Company's consolidated financial statements for the fiscal year ended December 31, 2022, including a discussion of, among other things, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The Audit Committee has (1) reviewed and discussed the audited financial statements with management, (2) discussed with PwC, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 1301, "Communications with Audit Committees", as adopted by the PCAOB, (3) received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditor's independence, and (4) considered with the independent auditors whether the provision of non-audit services provided by them to the Company during 2022 was compatible with their independence. Based upon these discussions and reviews, the Audit Committee recommended to our Board of Directors, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed with the SEC.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Catherine A. Lesjak, Chair
Carlos Dominguez
Greg B. Petersen
Timothy V. Williams

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee has adopted a policy for the pre-approval of services performed by our independent registered public accounting firm. Under this policy, each year the Audit Committee pre-approves the audit engagement terms and fees and may also pre-approve detailed types of audit-related and permitted tax services, subject to certain dollar limits, to be performed during the year. All other permitted non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis.

The following table summarizes the aggregate fees billed for professional services rendered to us by PwC in 2022 and 2021. A description of these various fees and services follows the table:

	2022	2021
Audit fees	$ 1,733,161	$ 2,088,472
Audit-related fees	$ —	$ 300,000
Tax fees	—	—
All other fees	$ 3,091	$ 3,106
Total fees	$ 1,736,252	$ 2,391,578

Fees Billed by PricewaterhouseCoopers, LLP

Audit fees. The aggregate fees billed to us by PwC in connection with the annual audit of our financial statements, reviews of our financial statements included in quarterly reports on Form 10-Q, consents related to documents filed with the SEC and comfort letters, were $1,733,161 and $2,088,472 for the years ended December 31, 2022 and 2021, respectively.

Audit-related fees. Audit-related fees consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements. This category may include fees related to due diligence related to mergers and acquisitions, accounting and financial reporting consultations and research necessary to comply with generally accepted audit standards. There were zero and $300,000 audit-related fees billed for the years ended December 31, 2022 and 2021, respectively.

Tax fees. The aggregate tax fees billed to us by PwC related to tax compliance, tax advice and tax planning were zero for the years ended December 31, 2022 and 2021.

All other fees. The other fees consist of subscription fees for an accounting and auditing research tools.

Audit Committee Approval of Services

The Audit Committee is authorized by its charter to pre-approve all auditing and permitted non-audit services to be performed by our independent registered public accounting firm. The Audit Committee reviews and approves the independent registered public accounting firm's retention to perform attest services, including the associated fees. The Audit Committee also evaluates other known potential engagements of the independent registered public accounting firm, including the scope of the proposed work and the proposed fees, and approves or rejects each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent registered public accounting firm's independence from management. At subsequent meetings, the Audit Committee receives updates on services actually provided by the independent registered public accounting firm, and management may present additional services for approval. The Audit Committee has delegated to the chair of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between Audit Committee meetings. If the Chair approves any such engagements, the Chair reports that approval to the full Audit Committee at its next meeting. During fiscal year 2022, all such services were pre-approved in accordance with the procedures described above.

Our Audit Committee has reviewed the fees described above and believes that such fees are compatible with maintaining the independence of PwC.

PROPOSAL FOUR

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM APPOINTMENT

The Audit Committee has selected the independent registered public accounting firm of PwC to audit our consolidated financial statements for the fiscal year ending December 31, 2023. We have determined to submit the selection of auditors to stockholder ratification, even though it is not required by our governing documents or Delaware law, as a matter of good corporate governance practice. If the selection of PwC as our independent auditors is not ratified by our stockholders, our Audit Committee will reconsider, but might not change, its selection. Notwithstanding the selection and ratification, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time, if it believes doing so would be in the best interests of us and our stockholders.

PwC has audited our financial statements annually since 2002. Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Vote Required

Approval of the ratification of the appointment of PwC as our independent registered public accounting firm requires the affirmative vote of the holders of at least a majority of the outstanding shares of our Common Stock entitled to vote and present or represented at the Annual Meeting. A properly executed proxy marked "ABSTAIN" with respect to this matter is considered entitled to vote and thus, will have the effect of a vote against this matter.

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

PROPOSAL FIVE

NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF VOTING ON NAMED EXECUTIVE OFFICER COMPENSATION

As required by Section 14A of the Exchange Act, we are providing stockholders with the opportunity to vote, on an advisory or non-binding basis, on the frequency with which the Company's stockholders shall have the advisory, non-binding "say-on-pay" vote on compensation paid to our named executive officers provided for in Proposal Two, as set forth in the Proxy Statement.

Under this Proposal Five, stockholders may vote on a non-binding basis to have the say-on-pay vote every year, every two years, or every three years. In addition, stockholders may abstain from voting on this Proposal Five. Exchange Act Section 14A requires the Company to hold an advisory vote on the frequency of the say-on-pay vote at least once every six years. Our stockholders last voted on a similar proposal at our annual meeting of stockholders in 2017, with a majority of the votes cast voting to hold the say-on-pay vote every year. Since 2017, we have held the say-on-pay vote at every annual meeting, including the Annual Meeting.

The Board believes that an annual stockholder vote on the compensation paid to our named executive officers represents a best practice in corporate governance and will provide the Board with current information on stockholder sentiment about our executive compensation program and enable the Board to respond timely, when deemed appropriate, to stockholder concerns about the program.

Stockholders may cast a vote on the preferred frequency by selecting the option of one year, two years, or three years (or abstain) when voting in response to the resolution set forth below.

"RESOLVED, that the stockholders wish the Company to include an advisory vote on the compensation of PROS Holdings, Inc. named executive officers pursuant to Section 14A of the Security Exchange Act every:

–   one year (annual);
–   two years (biennial); or
–   three years (triennial)."

Vote Required

The proxy card provides stockholders with the opportunity to choose among four options (1 year, 2 years, 3 years, or abstain) and, therefore, stockholders will not be voting to approve or disapprove the recommendation of the Board. Approval of this proposal requires approval by holders of a majority of the shares represented in person or by proxy and entitled to vote at the Annual Meeting. Because this proposal has three possible substantive responses (1 year, 2 years or 3 years), if none of the frequency alternatives receives the vote of the holders of a majority of the shares present, then we will consider stockholders to have approved the frequency selected by holders of a plurality of the shares present. Abstentions will be treated as votes against this proposal. If you are a street name stockholder and you do not provide your brokerage firm with voting instructions, your brokerage firm may not cast votes with respect to the shares that you beneficially own. These broker non-votes will have no effect on the vote.

Please note that this vote is advisory and not binding on our company or the Board in any way. The Board and the CLD Committee will take into account the outcome of the vote, however, when considering the frequency of future advisory votes on executive compensation. The Board may decide now or in the future that it is in the best interests of our stockholders and our Company to hold an advisory vote on executive compensation on a different frequency than the frequency receiving the most votes cast by our stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE THE OPTION OF "ONE YEAR" FOR FUTURE NON-BINDING, ADVISORY STOCKHOLDER VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION.

General Information

Voting

As of the Record Date, 46,030,988 shares of Common Stock were outstanding. Each stockholder of record as of the Record Date is entitled to one vote for each share of Common Stock held by such stockholder. Only stockholders "of record" as of close of business on the Record Date are entitled to vote at the Annual Meeting.

Vote Required

Our amended and restated bylaws, an exhibit to the Current Report on Form 8-K filed with the SEC on April 29, 2020 (Bylaws), provide that a majority of the outstanding shares of our stock entitled to vote, whether present in person or represented by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. Shares present virtually during the Annual Meeting will be considered shares of stock represented in person at the meeting. Votes for and against, abstentions and "broker non-votes" (shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter) will each be counted towards the quorum requirement.

Under our Bylaws, directors are elected by plurality vote. This "plurality" standard means the nominees who receive the largest number of "for" votes cast are elected as directors. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. The number of shares not voted for the election of a nominee, including broker non-votes, and the number of "withhold" votes cast with respect to that nominee will not affect the determination of whether that nominee has received the necessary votes for election. However, the number of "withhold" votes with respect to a nominee will affect whether our Director Resignation Policy will apply to that individual. Our Director Resignation Policy provides that any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to offer his or her resignation following certification of the stockholder vote. The NCG Committee would then consider the offer of resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer. This policy does not apply in contested elections. We will not count abstentions or broker non-votes as either for or against a director, so abstentions and broker non-votes have no effect on the election of a director.

The affirmative vote of the holders of a majority of the shares of Common Stock present or represented by proxy and voting at the Annual Meeting is required to approve the advisory vote on executive compensation, the amendments to the 2017 Equity Plan and the ratification of the selection of our independent auditors. The advisory vote on frequency of the advisory vote on executive compensation will be determined based on the number of years that receives the most votes cast. A properly executed proxy marked "abstain" with respect to any matter is considered entitled to vote, and thus, will have the effect of a vote against a matter, except for the election of directors.

Voting Instructions

Stockholders have four ways to vote:

- *Online.* You may vote online by visiting *www.proxyvote.com*, and entering the control number found in your proxy card. You can vote via the Internet up until 11:59 P.M. Eastern Time on May 10, 2023.
- *Telephone.* You may vote by calling the toll-free number provided on your proxy card, and following the instructions found on your proxy card. You can vote via the telephone up until 11:59 P.M. Eastern Time on May 10, 2023.
- *Mail.* If you received a printed copy of the proxy card, you may vote by filling out the card and returning it in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the closing of the polls at the Annual Meeting.
- *Virtual Meeting.* You may vote at the virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/ PRO2023*, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded by the vote that you cast at the Annual Meeting.

If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote by Internet or telephone. Even if you plan on attending the virtual Annual Meeting, **we encourage you to vote in advance via the Internet**, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting:

- *Online.* Using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.

- *Telephone*. Using the telephone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.
- *Mail*. By signing and returning a new proxy card dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.
- *Virtual Meeting*. By attending the virtual Annual Meeting and by visiting *www.virtualshareholdermeeting.com/ PROS2023*. However, attendance at the virtual Annual Meeting will not in and of itself revoke your proxy unless you properly vote at the virtual Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation prior to the Annual Meeting to our Corporate Secretary at or before the taking of the vote at the Annual Meeting.

Any written notice of revocation or subsequent proxy should be delivered to PROS Holdings, Inc. at 3200 Kirby Drive, Suite 600, Houston, Texas 77098, Attention: Corporate Secretary, or hand-delivered to our Corporate Secretary before the taking of the vote at the Annual Meeting.

Effect of Not Casting Your Vote

Banks, brokers and other intermediaries may not vote shares held in their clients' accounts on elections of directors and other "non-routine" matters unless the client has provided voting instructions. If you hold your shares in street name, you must cast your vote if you want it to count for purposes of Proposals One, Two, Three and Five.

Proxy Materials are Available on the Internet

We use the internet as the primary means of furnishing proxy materials to our stockholders. We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) that contains instructions on how to access our proxy materials over the Internet, as well as how to request a paper copy of our proxy materials, including this Proxy Statement, our 2022 Annual Report and a form of proxy card or voting instruction card. The Notice was first mailed and those documents were first made available on or about March 31, 2023 to stockholders entitled to vote at the Annual Meeting. We encourage stockholders to take advantage of the availability of the proxy materials on the internet.

Eliminating Duplicate Mailings

Some banks, brokers and other nominee record holders participate in the practice of "householding," which helps reduce the environmental impact of our annual meetings and reduces our printing and mailing costs, by sending only one copy of the Notice and Proxy Statement to multiple stockholders sharing the same address. If you would prefer to receive separate copies of a proxy statement, please contact our Corporate Secretary by emailing at legal@pros.com or by writing to us at 3200 Kirby Drive, Suite 600, Houston, Texas 77098. In addition, stockholders sharing an address and receiving multiple copies can request delivery of a single copy of proxy statements upon written request to our Corporate Secretary at the address stated above.

Stockholder Proposals and Director Nominations

Stockholders may present proposals for action, including director nominations, at meetings of stockholders only if they comply with the rules established by the SEC, applicable Delaware law and our Bylaws. No stockholder proposals were received for consideration at the Annual Meeting.

Stockholders interested in submitting a proposal for inclusion in our 2024 proxy materials and for consideration at the 2024 annual meeting of our stockholders (2024 Annual Meeting) may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in such proxy materials, stockholder proposals must be received by our Corporate Secretary no later than the close of business on December 2, 2023.

Under our Bylaws, for any stockholder proposal or director nomination that is not submitted for inclusion in the next year's proxy statement but instead is proposed to be presented directly at our 2024 Annual Meeting to be timely, we must receive the notice or nomination between January 12, 2024 and February 11, 2024, unless the 2024 Annual Meeting is held earlier than April 11, 2024 or later than June 10, 2024, in which case the notice or nomination must be received not later than the close of business on the later of the ninetieth day prior to our 2024 Annual Meeting or the 10th day following the date on which public announcement of the date of the 2024 Annual Meeting is first made. Any such notice for stockholder proposals (other than director nominations) must satisfy the requirements specified in Article I, Section 1.10(b) of our Bylaws. Any such notice for director nominations must satisfy the requirements specified in Article II, Section 2.15(b) of our Bylaws. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act. The NCG Committee applies the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. In the absence of notice of a proposal or nomination meeting the above requirements, a stockholder shall not be entitled to present any business at our 2024 Annual Meeting.

Expenses and Solicitation

We will bear the expense of soliciting proxies in the enclosed form. In addition, we might reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries representing beneficial owners of our Common Stock, for their expenses in forwarding soliciting materials to those beneficial owners. Proxies may also be solicited by our directors, officers or employees, personally or by telephone, telegram, facsimile or other means of communication. We do not intend to pay additional compensation for doing so.

NO INCORPORATION BY REFERENCE OF
CERTAIN PORTIONS OF THIS PROXY STATEMENT

Notwithstanding anything to the contrary set forth in any of our filings made under the Securities Act of 1933, as amended, or the Exchange Act, as amended, that might incorporate information in this Proxy Statement, neither the Audit Committee Report nor the Compensation and Leadership Development Committee Report is to be incorporated by reference into any such filings as provided by SEC regulations. In addition, this Proxy Statement includes certain website addresses intended to provide inactive, textual references only. The information on these websites shall not be deemed part of this Proxy Statement.

OTHER MATTERS

The Board knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons appointed in the enclosed proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

The Board of Directors
PROS HOLDINGS, INC.

March 31, 2023

Your **Vote** Counts!

PROS HOLDINGS, INC.

2023 Annual Meeting
Vote by May 10, 2023
11:59 PM ET





PROS HOLDINGS, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
P.O. BOX 1342
BRENTWOOD, NY 11717

V06799-P90519

You invested in PROS HOLDINGS, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on May 11, 2023.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 27, 2023. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number



 **Vote Virtually at the Meeting***
May 11, 2023
8:00 A.M. CDT

Virtually at:
www.virtualshareholdermeeting.com/PRO2023

*Please check the meeting materials for any special requirements for meeting attendance.

V1.1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Greg B. Petersen and Timothy V. Williams as Class I directors, each to hold office until the 2026 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal. **Nominees:** 01) Greg B. Petersen 02) Timothy V. Williams	✔ For
2. Advisory vote on named executive officer compensation.	✔ For
3. Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares.	✔ For
4. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of PROS Holdings, Inc. for the fiscal year ending December 31, 2023.	✔ For
5. Advisory Vote on Frequency of Vote on Executive Compensation.	❶ Year

NOTE: Such other business as may properly come before the meeting or any adjournment thereof will be voted at the proxies' discretion. The Board of Directors recommends a vote in favor of the directors listed above, in favor of the advisory vote on executive officer compensation, in favor of the approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares, in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm, and in favor of a 1-year frequency vote on executive compensation.

When properly executed, proxies will be voted as specified. If no specification is made, proxies will be voted in favor of the directors listed above, in favor of the advisory vote on executive officer compensation, in favor of the approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares, in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm, and in favor of a 1-year frequency vote on executive compensation.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V06800-P90519







PROS

PROS HOLDINGS, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
P.O. BOX 1342
BRENTWOOD, NY 11717

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on May 10, 2023 for shares held directly and by 11:59 p.m. Eastern Time on May 5, 2023 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/PRO2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 10, 2023 for shares held directly and by 11:59 p.m. Eastern Time on May 5, 2023 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V06766-P90519 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PROS HOLDINGS, INC.

The Board recommends voting "FOR" the election of each of the two Class I director nominees.

	For All	Withhold All	For All Except
1. Greg B. Petersen and Timothy V. Williams as Class I directors, each to hold office until the 2026 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal.	☐	☐	☐

Nominees:

01) Greg B. Petersen
02) Timothy V. Williams

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Advisory vote on named executive officer compensation.	☐	☐	☐
3. Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares.	☐	☐	☐
4. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of PROS Holdings, Inc. for the fiscal year ending December 31, 2023.	☐	☐	☐

The Board of Directors recommends you vote 1 year on the following proposal:

	1 Year	2 Years	3 Years	Abstain
5. Advisory Vote on Frequency of Vote on Executive Compensation.	☐	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof will be voted at the proxies' discretion. The Board of Directors recommends a vote in favor of the directors listed above, in favor of the advisory vote on executive officer compensation, in favor of the approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares, in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm, and in favor of a 1-year frequency vote on executive compensation.

This Proxy when properly executed, will be voted as specified. If no specification is made, the Proxy will be voted in favor of the directors listed above, in favor of the advisory vote on executive officer compensation, in favor of the approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by 2.9 million shares, in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm, and in favor of a 1-year frequency vote on executive compensation.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V06767-P90519

PROS HOLDINGS, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF STOCKHOLDERS MAY 11, 2023

The stockholder(s) hereby appoint(s) Damian W. Olthoff and Christopher C. Chaffin, or each of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of PROS Holdings, Inc. that the stockholder(s) is/are entitled to vote at the virtual Annual Meeting of Stockholders to be held at 8:00 a.m. CDT on May 11, 2023 at www.virtualshareholdermeeting.com/PRO2023, and any adjournment or postponement thereof. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and the proxies' discretion on such other matters as may properly come before the meeting or any adjournment thereof.

The Board of Directors recommends a vote in favor of the directors listed on the reverse side, in favor of the advisory vote on executive officer compensation, in favor of the approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized by issuance by 2.9 million shares, in favor of the appointment of PricewaterhouseCoopers LLP as the independent public accounting firm, and in favor of a 1-year frequency vote on executive compensation.

If no specification is made, this Proxy will be voted in favor of the election of directors listed on the reverse side of this proxy card, in favor of the advisory vote on executive officer compensation, in favor of the approval of amendments to our Amended and Restated 2017 Equity Incentive Plan, to among other items, increase the number of shares authorized by issuance by 2.9 million shares, in favor of the appointment of PricewaterhouseCoopers LLP as the independent public accounting firm, and in favor of a 1-year frequency vote on executive compensation.

Continued and to be signed on reverse side

APPENDIX A

PROS
AMENDED AND RESTATED

2017 EQUITY INCENTIVE PLAN,

As amended

TABLE OF CONTENTS

	Page
Section 1 - Establishment, Purpose and Term of Plan	**1**
1.1 Establishment	
1.2 Purpose	
1.3 Term of Plan	
Section 2 - Definitions and Construction	**1**
2.1 Definitions	
2.2 Construction	
Section 3 - Administration	**7**
3.1 Administration by the Committee	
3.2 Authority of Officers	
3.3 Administration with Respect to Insiders	
3.4 Powers of the Committee	
3.5 Option or SAR Repricing	
3.6 Indemnification	
Section 4 - Shares Subject to Plan	**9**
4.1 Maximum Number of Shares Issuable	
4.2 Share Counting	
4.3 Adjustments for Changes in Capital Structure	
4.4 Assumption or Substitution of Awards	
Section 5 - Eligibility, Participation and Award Limitations	**10**
5.1 Persons Eligible for Awards	
5.2 Participation in the Plan	
5.3 Incentive Stock Option Limitations	
5.4 Award Limits	
5.5 Nonemployee Director Award Limit	
5.6 Minimum Vesting	
Section 6 - Stock Options	**11**
6.1 Exercise Price	
6.2 Exercisability and Term of Options	
6.3 Payment of Exercise Price	
6.4 Effect of Termination of Service	
6.5 Transferability of Options	
Section 7 - Stock Appreciation Rights	**14**
7.1 Types of SARs Authorized	
7.2 Exercise Price	
7.3 Exercisability and Term of SARs	
7.4 Exercise of SARs	
7.5 Deemed Exercise of SARs	
7.6 Effect of Termination of Service	
7.7 Transferability of SARs	
Section 8 - Restricted Stock Awards	**16**
8.1 Types of Restricted Stock Awards Authorized	
8.2 Purchase Price	

WEST\275558075.3

8.3 Purchase Period

8.4 Payment of Purchase Price

8.5 Vesting and Restrictions on Transfer

8.6 Voting Rights; Dividends and Distributions

8.7 Effect of Termination of Service

8.8 Nontransferability of Restricted Stock Award Rights

Section 9 - Restricted Stock Units   **17**

9.1 Grant of Restricted Stock Unit Awards

9.2 Purchase Price

9.3 Vesting

9.4 Voting Rights, Dividend Equivalent Rights and Distributions

9.5 Effect of Termination of Service

9.6 Settlement of Restricted Stock Unit Awards

9.7 Nontransferability of Restricted Stock Unit Awards

Section 10 - Performance Awards   **19**

10.1 Types of Performance Awards Authorized

10.2 Initial Value of Performance Shares and Performance Units

10.3 Establishment of Performance Period, Performance Goals and Performance Award Formula

10.4 Measurement of Performance Goals

10.5 Settlement of Performance Awards

10.6 Voting Rights; Dividend Equivalent Rights and Distributions

10.7 Effect of Termination of Service

10.8 Nontransferability of Performance Awards

Section 11 - Cash-Based Awards and Other Stock-Based Awards   **23**

11.1 Grant of Cash-Based Awards

11.2 Grant of Other Stock-Based Awards

11.3 Value of Cash-Based and Other Stock-Based Awards

11.4 Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards

11.5 Voting Rights; Dividend Equivalent Rights and Distributions

11.6 Effect of Termination of Service

11.7 Nontransferability of Cash-Based Awards and Other Stock-Based Awards

Section 12 - Standard Forms of Award Agreement   **25**

Section 12.1 Award Agreements

Section 12.2 Authority to Vary Terms

Section 13 - Change in Control   **25**

13.1 Effect of Change in Control on Awards

13.2 Effect of Change in Control on Nonemployee Director Awards

Section 14 - Compliance with Securities Law   **27**

Section 15 - Compliance with Section 409A   **27**

15.1 Awards Subject to Section 409A

15.2 Deferral and/or Distribution Elections

15.3 Subsequent Elections

15.4 Payment of Section 409A Deferred Compensation

Section 16 - Tax Withholding	**30**

16.1 Tax Withholding in General

16.2 Withholding or in Directed Sale of Shares

Section 17 - Amendment, Suspension or Termination of Plan	**31**

Section 18 - Miscellaneous Provisions	**31**

18.1 Repurchase Rights

18.2 Forfeiture Events

18.3 Provision of Information

18.4 Rights as Employee, Consultant or Director

18.5 Rights as a Stockholder

18.6 Delivery of Title to Shares

18.7 Fractional Shares

18.8 Retirement and Welfare Plans

18.9 Beneficiary Designation

18.10 Severability

18.11 No Constraint on Corporate Action

18.12 Unfunded Obligation

18.13 Choice of Law

PROS

Amended and Restated 2017 Equity Incentive Plan

1.   **Establishment, Purpose and Term of Plan.**

    1.1   Establishment. The Amended and Restated PROS 2017 Equity Incentive Plan (the *"Plan"*) is hereby established effective as of May 11, 2023, the date of its approval by the stockholders of the Company (the *"Effective Date"*). The PROS 2017 Equity Incentive Plan was originally approved by stockholders of the Company on May 11, 2017, was amended and restated on March 22, 2019 by the Board and approved by stockholders on May 7, 2019, was further amended and restated by the Board on February 22, 2021 and approved by stockholders on May 12, 2021, and was further amended by the Board on February 22, 2023, and certain amendments to the Plan requiring stockholder approval were submitted for approval by the stockholders of the Company at the Company's 2023 annual meeting of stockholders.

    1.2   Purpose. The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.

    1.3   Term of Plan. The Plan will continue in effect until its termination by the Committee; provided, however, that all Awards must be granted, if at all, within ten (10) years from the Effective Date.

2.   **Definitions and Construction.**

    2.1   Definitions. Whenever used herein, the following terms have their respective meanings set forth below:

        (a)   *Affiliate"* means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms "parent," "subsidiary," "control" and "controlled by" have the meanings assigned such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

        (b)   *"Award"* means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.

        (c)   *"Award Agreement"* means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

        (d)   *"Board"* means the Board of Directors of the Company.

        (e)   *"Cash-Based Award"* means an Award denominated in cash and granted pursuant to Section 11.

        (f)   *"Cashless Exercise"* means a Cashless Exercise as defined in Section 6.3(b)(i).

(g)　　*"Cause"* means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant's material failure to abide by a Participating Company's code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant's improper use or disclosure of a Participating Company's confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company's reputation or business; (v) the Participant's repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant's conviction (including any plea of guilty or *nolo contendere*) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant's ability to perform his or her duties with a Participating Company.

(h)　　*"Change in Control"* means the occurrence of any one or a combination of the following:

(i)　　any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)　　an Ownership Change Event or series of related Ownership Change Events (collectively, a *"Transaction"*) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(ee)(iii), the entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be; or

(iii)　　a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(h) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership includes, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(h) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(i) *Code"* means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(j) *"Committee"* means the Compensation and Leadership Development Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board must exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(k) *"Company"* means PROS Holdings, Inc., a Delaware corporation, and any successor corporation thereto.

(l) *"Consultant"* means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.

(m) *"Director"* means a member of the Board.

(n) *"Disability"* means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(o) *"Dividend Equivalent Right"* means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant. Dividend Equivalent Rights may not be granted in connection with an Option or SAR.

(p) *"Employee"* means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director's fee is sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company are final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(q) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(r) *"Fair Market Value"* means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)　　Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value will be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value is established will be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as determined by the Committee, in its discretion.

(ii)　　Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii)　　If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock must be determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A.

(s)　　*"Full Value Award"* means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(t)　　*"Incentive Stock Option"* means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(u)　　*"Incumbent Director"* means a Director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a Director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of Directors of the Company).

(v)　　*"Insider"* means an Officer, a Director or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(w)　　*"Net Exercise"* means a Net Exercise as defined in Section 6.3(b)(iii).

(x)　　*"Nonemployee Director"* means a Director who is not an Employee.

(y)　　*"Nonemployee Director Award"* means any Award granted to a Nonemployee Director.

(z)　　*"Non-Exempt Employee"* means an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended.

(aa)　　*"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Award Agreement evidencing such Option) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(bb)   *"Officer"* means any person designated by the Board as an officer of the Company.

(cc)   *"Option"* means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(dd)   *"Other Stock-Based Award"* means an Award denominated in shares of Stock and granted pursuant to Section 11.

(ee)   *"Ownership Change Event"* means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(ff)   *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(gg)   *"Participant"* means any eligible person who has been granted one or more Awards.

(hh)   *"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(ii)   *"Participating Company Group"* means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(jj)   *"Performance Award"* means an Award of Performance Shares or Performance Units.

(kk)   *"Performance Award Formula"* means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(ll)   *"Performance Goal"* means a performance goal established by the Committee pursuant to Section 10.3.

(mm)   *"Performance Period"* means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(nn)   *"Performance Share"* means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(oo)   *"Performance Unit"* means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(pp)   *"Restricted Stock Award"* means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(qq)   *"Restricted Stock Bonus"* means Stock granted to a Participant pursuant to Section 8.

(rr)   *"**Restricted Stock Purchase Right**"* means a right to purchase Stock granted to a Participant pursuant to Section 8.

(ss)   *"**Restricted Stock Unit**"* means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.

(tt)   *"**Rule 16b-3**"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(uu)   *"**SAR**"* or *"**Stock Appreciation Right**"* means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(vv)   *"**Section 409A**"* means Section 409A of the Code.

(ww)   *"**Section 409A Deferred Compensation**"* means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(xx)   *"**Securities Act**"* means the Securities Act of 1933, as amended.

(yy)   *"**Service**"* means a Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds ninety (90) days, then on the ninety-first (91st) day following the commencement of such leave the Participant's Service shall be deemed to have terminated, unless the Participant's right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(zz)   *"**Stock**"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.3.

(aaa)   *"**Stock Tender Exercise**"* means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(bbb)   *"**Subsidiary Corporation**"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(ccc)   *"**Substitute Awards**"* shall mean Awards granted or Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary Corporation or with which the Company or any Subsidiary Corporation combines.

(ddd) *"Ten Percent Owner"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(eee) *"Trading Compliance Policy"* means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company's equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(fff) *"Vesting Conditions"* mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant's monetary purchase price, if any, for such shares upon the Participant's termination of Service or failure of a performance condition to be satisfied.

2.2 Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. Administration.

3.1 Administration by the Committee. The Plan must be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2 Authority of Officers. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3 Administration with Respect to Insiders. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan must be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4 Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time(s) at which, Awards are granted and the number of shares of Stock, units or monetary value to be subject to each Award;

(b) to determine the type of Award granted;

(c) to determine the Fair Market Value of Stock or other property;

(d)   to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares of Stock pursuant to any Award, (ii) the method of payment for shares of Stock purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)   to determine whether an Award will be settled in Stock, cash, other property or in any combination thereof;

(f)   to approve one or more forms of Award Agreement;

(g)   to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares of Stock acquired pursuant thereto;

(h)   to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares of Stock acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i)   to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, and to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards; and

(j)   to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.5   Option or SAR Repricing. Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of Stock ("***Underwater Awards***") and the grant in substitution therefor of new Options or SARs having a lower exercise price, other Awards or payments in cash (except in the event of a Change in Control), or (b) the amendment of outstanding Awards to reduce the exercise price thereof. This Section shall not be construed to apply to (i) "issuing or assuming a stock option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 4.3.

3.6   Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.   Shares Subject to Plan.

4.1   Maximum Number of Shares Issuable. Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be equal to 10,550,000 shares[1], and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.

4.2   Share Counting. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in shares of Stock pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net Exercise, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 16.2 shall not again be available for issuance under the Plan. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 16.2 will again become available for issuance under the Plan; provided, however, that any shares so withheld or tendered above the applicable minimum statutory withholding rate will not become available again for issuance under the Plan.

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[1] This is the sum of the previously approved 7,650,000 shares plus the new 2,900,000 shares. As of the new Effective Date of the plan, the number of shares available for new awards shall equal 4,208,854, which is the sum of 2,900,000 new shares, plus the 1,308,854 shares that remained available for grants as of March 1, 2023, less shares subject to awards made after March 1, 2023, and subject to adjustment as provided in the plan.

4.3   Adjustments for Changes in Capital Structure. Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Stock, appropriate and proportionate adjustments will be made in the number and kind of shares of Stock subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3 and Section 5.4, and in the exercise or purchase price per share of Stock under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company will not be treated as "effected without receipt of consideration by the Company." If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "New Shares"), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards must be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the Stock subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. Any adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

4.4   Assumption or Substitution of Awards. The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code.

5.   Eligibility, Participation and Award Limitations.

5.1   Persons Eligible for Awards. Awards may be granted only to Employees, Consultants and Directors.

5.2   Participation in the Plan. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3   Incentive Stock Option Limitations.

(a)   *Maximum Number of Shares Issuable Pursuant to Incentive Stock Options.* Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed 10,550,000 shares. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options will be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2 and 4.3.

(b)   ***Persons Eligible.*** An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

(c)   ***Fair Market Value Limitation.*** To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of Stock shall be determined as of the time the option with respect to such Stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares of Stock issued pursuant to each such portion shall be separately identified.

5.4   **Award Limits.** Subject to adjustment as provided in Section 4.3, no Employee shall be granted within any fiscal year of the Company one or more share-denominated Awards which in the aggregate are for more than 1,250,000 shares or one or more cash-dominated Awards which could result in such Employee receiving more than $2,000,000 or equivalent value in shares for each full fiscal year of the Company contained in the Performance Period for such Award.

5.5   **Nonemployee Director Award Limit.** Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with generally accepted accounting principles in the United States) of all Awards granted to any Nonemployee Director during any single calendar year, plus the total cash compensation paid to such Nonemployee Director for services rendered for such calendar year, shall not exceed $600,000; provided, however, that this limitation shall not apply to any amounts, including any severance, consulting fees or similar fees, paid to a Nonemployee Director for prior or current service as an employee or consultant of the Company; and provided, further, that any deferred compensation shall be counted for purposes of this limitation in the year it is first earned regardless of when paid or settled.

5.6   **Minimum Vesting.** As provided in Section 4, no Award (other than cash-based Awards) shall vest earlier than one year following the date of grant of such Award; provided that, the foregoing minimum vesting requirement shall not apply to any (a) acceleration of vesting of any Award, including upon death, disability, or in connection with a Change in Control, as determined by the Committee in its discretion, (b) Substitute Awards, (c) Awards to Nonemployee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, (d) shares of Stock delivered in lieu of fully vested cash-based Awards; and (e) other Awards up to a maximum of five percent (5%) of the aggregate number of shares of Stock that may be issued under the Plan (subject to adjustment as provided in Section 4.3).

6.   **Stock Options.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and will be subject to the following terms and conditions:

6.1   Exercise Price. The Committee, in its discretion, shall establish the exercise price for each Option; provided, however, that (a) the exercise price per share will not be less than the Fair Market Value per share of Stock on the effective date of grant of the Option and (b) the exercise price per share for any Incentive Stock Option granted to a Ten Percent Owner, must be no less than one hundred ten percent (110%) of the Fair Market Value per share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

6.2   Exercisability and Term of Options. Subject to the minimum vesting provisions of Section 5.6, Options will be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option will be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner will be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to a Non-Exempt Employee will be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Non-Exempt Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option terminates ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3   Payment of Exercise Price.

(a)   ***Forms of Consideration Authorized.*** Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option must be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise; (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) by any combination thereof. The Committee may from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)   ***Limitations on Forms of Consideration.***

(i)   **Cashless Exercise.** A *"Cashless Exercise"* means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares of Stock being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii)   **Stock Tender Exercise.**   A *"Stock Tender Exercise"* means the delivery of a properly executed exercise notice accompanied by a Participant's tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares of Stock with respect to which the Option is exercised.   A Stock Tender Exercise is not permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's Stock.   If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii)   **Net Exercise.**   A *"Net Exercise"* means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.4   **Effect of Termination of Service.**

(a)   *Option Exercisability.*   Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, a Participant may exercise an Option after the Participant's termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and the Option will thereafter terminate.

(i)   **Disability.**   If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Award Agreement evidencing such Option (the *"Option Expiration Date"*).

(ii)   **Death.**   If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.   The Participant's Service will be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant's termination of Service.

(iii)   **Termination for Cause.**   Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated for Cause or if, following the Participant's termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option will terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv)   **Other Termination of Service.** If the Participant's Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(b)   *Extension if Exercise Prevented by Law.* Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 14 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

6.5   Transferability of **Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. An Option is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act or, in the case of an Incentive Stock Option, only as permitted by applicable regulations under Section 421 of the Code in a manner that does not disqualify such Option as an Incentive Stock Option. An Option shall never be transferred to a third-party financial institution for value.

7.   **Stock Appreciation Rights.**

Stock Appreciation Rights must be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and be subject to the following terms and conditions:

7.1   Types of SARs Authorized. SARs may be granted in tandem with all or any portion of a related Option (a *"Tandem SAR"*) or may be granted independently of any Option (a *"Freestanding SAR"*). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2   Exercise Price. The exercise price for each SAR will be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR will be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR may not be less than the Fair Market Value per share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A of the Code.

7.3   Exercisability and Term of SARs.

(a)   *Tandem SARs.* Tandem SARs are exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option will nevertheless remain exercisable in accordance with its terms. A Tandem SAR will terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled.

Upon the exercise of a Tandem SAR with respect to some or all of the shares of Stock subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR is canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)   *Freestanding SARs.* Subject to the minimum vesting provisions of Section 5.6, Freestanding SARs are exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR will be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to a Non-Exempt Employee will be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Non-Exempt Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR terminates ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4   Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value per share of Stock on the date of exercise of the SAR over the exercise price. The Company shall pay such amount (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued will be determined on the basis of the Fair Market Value of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR is deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5   Deemed Exercise of SARs. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised is automatically deemed to be exercised as of such date with respect to such portion.

7.6   Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant's termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter terminates.

7.7   Transferability of SARs. During the lifetime of the Participant, an SAR is only exercisable by the Participant or the Participant's guardian or legal representative. An SAR is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR is assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.

8. **Restricted Stock Awards.**

Restricted Stock Awards must be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1 **Types of Restricted Stock Awards Authorized.** Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2 **Purchase Price.** The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right will be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) is required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which is services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

8.3 **Purchase Period.** A Restricted Stock Purchase Right is exercisable within the period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4 **Payment of Purchase Price.** Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5 **Vesting and Restrictions on Transfer.** Subject to the minimum vesting provisions of Section 5.6, shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6   Voting Rights; Dividends and Distributions. Except as provided in this Section 8.6, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant's Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7   Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8   Nontransferability of Restricted Stock Award Rights. Rights to acquire shares of Stock pursuant to a Restricted Stock Award are not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9.   Restricted Stock Units.

Restricted Stock Unit Awards must be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1   Grant of Restricted Stock Unit Awards. Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2   Purchase Price. No monetary payment (other than applicable tax withholding, if any) may be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

9.3 Vesting. Subject to the minimum vesting provisions of Section 5.6, Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award.

9.4 Voting Rights, Dividend Equivalent Rights and Distributions. Participants have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, will be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited will be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value of Stock on such date. Such cash amount or additional Restricted Stock Units are subject to the same terms and conditions and must be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments will be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property are immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5 Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.

9.6   Settlement of Restricted Stock Unit Awards. The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Restricted Stock Unit Award vest or on such other date determined by the Committee in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date will be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Stock Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant must be set forth in the Award Agreement. Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

9.7   Nontransferability of Restricted Stock Unit Awards. The right to receive shares pursuant to a Restricted Stock Unit Award is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder will be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10.   Performance Awards.

Performance Awards must be evidenced by Award Agreements in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and will be subject to the following terms and conditions:

10.1   Types of Performance Awards Authorized. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award must specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2   Initial Value of Performance Shares and Performance Units. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share has an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit has an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3   Establishment of Performance Period, Performance Goals and Performance Award Formula. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period (subject to the minimum vesting provisions of Section 5.6), Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4   Measurement of Performance Goals. Performance Goals must be established by the Committee on the basis of targets to be attained (*"Performance Targets"*) with respect to one or more measures of business, financial or other measure or metric, determined in the subjective discretion of the Committee, of performance (each, a *"Performance Measure"*), subject to the following:

(a)   *Performance Measures.* Performance Measures may be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they may be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee, the Performance Measures applicable to the Performance Award will be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any event the Committee determines is appropriate to exclude, including change in accounting standards or any unusual or infrequently occurring event or transaction. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to a Performance Award. Performance Measures may be based upon one or more of the following, as determined by the Committee (or any other metric or goal as the Committee may determine, including subjective performance criteria):

(i)   revenue;

(ii)   sales;

(iii)   expenses;

(iv)   operating income;

(v)   gross margin;

(vi)   operating margin;

(vii)   earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization;

(viii)   pre-tax profit;

(ix)   net operating income;

(x)   net income;

(xi)   economic value added;

(xii)   free cash flow;

(xiii)   operating cash flow;

(xiv)   balance of cash, cash equivalents and marketable securities;

(xv)   stock price;

(xvi)   earnings per share;

(xvii)   return on stockholder equity;

(xviii)   return on capital;

(xix)   return on assets;

(xx)   return on investment;

(xxi)   total stockholder return;

(xxii)   employee satisfaction;

(xxiii)   employee retention;

(xxiv)   market share;

(xxv)   customer satisfaction;

(xxvi)   product development;

(xxvii)   research and development expenses;

(xxviii)   completion of an identified special project;

(xxix)   completion of a joint venture or other corporate transaction; and

(xxx)   bookings.

(b)   ***Performance Targets.***   Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Committee.

10.5   **Settlement of Performance Awards.**

(a)   ***Determination of Final Value.***   As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) ***Discretionary Adjustment of Award Formula.*** In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. The Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to increase or reduce some or all of the value of the Performance Award that would otherwise be paid to the Employee upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula.

(c) ***Effect of Leaves of Absence.*** Unless otherwise required by law or a Participant's Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period will be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d) ***Notice to Participants.*** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e) ***Payment in Settlement of Performance Awards.*** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment will be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount will be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment will be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant must be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but is not obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.

(f) ***Provisions Applicable to Payment in Shares.*** If payment is to be made in shares of Stock, the number of such shares of Stock shall be determined by dividing the final value of the Performance Award by the Fair Market Value of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions must be evidenced by an appropriate Award Agreement and will be subject to the provisions of Sections 8.5 through 8.8 above.

10.6 Voting Rights; Dividend Equivalent Rights and Distributions. Participants have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, will be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock, as determined by the Committee.

The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights, if any, will be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights will not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7   Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant's termination of Service on the Performance Award will be as follows:

(a)   ***Death or Disability.*** If the Participant's Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant's Performance Award will be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and will be prorated based on the number of months of the Participant's Service during the Performance Period. Payment will be made following the end of the Performance Period in any manner permitted by Section 10.5.

(b)   ***Other Termination of Service.*** If the Participant's Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award is forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant's Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section will be made following the end of the Performance Period in any manner permitted by Section 10.5.

10.8   Nontransferability of Performance Awards. Prior to settlement in accordance with the provisions of the Plan, no Performance Award is subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder is exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

11.   Cash-Based Awards and Other Stock-Based Awards.

Cash-Based Awards and Other Stock-Based Awards must be evidenced by Award Agreements in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and will comply with and be subject to the following terms and conditions:

11.1   Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee determines.

11.2   Grant of Other Stock-Based Awards.   The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine.   Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled.   Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.3   Value of Cash-Based and Other Stock-Based Awards.   Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee.   Each Other Stock-Based Award must be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee.   Subject to the minimum vesting provisions of Section 5.6, The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award.   If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.   The establishment of performance criteria with respect to the grant or vesting of any Cash-Based Award or Other Stock-Based Award shall follow procedures substantially equivalent to those applicable to Performance Awards set forth in Section 10.

11.4   Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards.   Payment or settlement, if any, with respect to a Cash-Based Award or Other Stock-Based Award will be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines.   The determination and certification of the final value with respect to any Cash-Based Award or Other Stock-Based Award will comply with the requirements applicable to Performance Awards set forth in Section 10.   To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

11.5   Voting Rights; Dividend Equivalent Rights and Distributions.   Participants have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated.   Such Dividend Equivalent Rights, if any, will be paid in accordance with the provisions set forth in Section 9.4.   Dividend Equivalent Rights are not granted with respect to Cash-Based Awards.   In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments will be made in the Participant's Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property are immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6   Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award must set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant's Service. Such provisions will be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

11.7   Nontransferability of Cash-Based Awards and Other Stock-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

12.   Standard Forms of Award Agreement.

12.1   Award Agreements. Each Award must comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award is a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

12.2   Authority to Vary Terms. The Committee has the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13.   Change in Control.

13.1   Effect of Change in Control on Awards. In the event of a Change in Control, outstanding Awards will be subject to the definitive agreement entered into by the Company in connection with the Change in Control. Subject to the requirements and limitations of Section 409A, if applicable, the following provisions shall apply:

(a)   *Accelerated Vesting.* In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant's Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)   *Assumption, Continuation or Substitution.* In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the *"Acquiror"*), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable.

For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock will be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control will become immediately exercisable and vested in full (a) as of ten (10) days prior to, and subject to, the consummation of the Change in Control or (b) settled effective immediately prior to the time of consummation of the Change in Control, as applicable. Any Award or portion thereof that is immediately exercisable and vested in full pursuant to the preceding sentence to the extent unexercised immediately prior to the consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of the consummation of the Change in Control.

(c) ***Termination in Connection with a Change in Control.*** Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated without Cause or the Participant voluntarily terminates the Participant's employment after a reduction of the Participant's base salary of fifteen percent (15%) or greater without the Participant's express written consent within eighteen (18) months following the consummation of a Change in Control, such Participant's Awards will become immediately exercisable and vested in full as of the date of such termination. Such immediately exercisable and fully vested Awards will be settled to the extent possible on the date of the Participant's termination pursuant to this subsection (c). Awards requiring the Participant's exercise, may be exercised by the Participant at any time prior to the expiration of three (3) months after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(d) ***Cash-Out of Outstanding Stock-Based Awards.*** The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, will be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) will be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

13.2 Effect of Change in Control on Nonemployee Director Awards. Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full and, except to the extent assumed, continued or substituted for pursuant to Section 13.1(b), will be settled effective immediately prior to the time of consummation of the Change in Control.

13.3   Federal Excise Tax Under Section 4999 of the Code.

(a)   ***Excess Parachute Payment.***   If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b)   ***Determination by Tax Firm.***   To aid the Participant in making any election called for under Section 13.3(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an "excess parachute payment" to the Participant as described in Section 13.3(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section (the "***Tax Firm***").   As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant.   For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code.   The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination.   The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section.

14.   <u>Compliance with Securities Law.</u>

The grant of Awards and the issuance of shares of Stock pursuant to any Award is subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed.   In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act is at the time of such exercise or issuance in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act.   The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan will relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.   As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15.   <u>Compliance with Section 409A.</u>

15.1   Awards Subject to Section 409A.   The Company intends that Awards granted pursuant to the Plan either be exempt from or comply with Section 409A, and the Plan shall be so construed.   The provisions of this Section 15 apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation.   Such Awards may include, without limitation:

(a)   A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b)　　Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term "***Short-Term Deferral Period***" means the 2½ month period ending on the later of (i) the 15th day of the third month following the end of the Participant's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term "substantial risk of forfeiture" has the meaning provided by Section 409A.

15.2　　Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A, the following rules applies to any compensation deferral and/or payment elections (each, an "***Election***") that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)　　Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b)　　Elections must be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c)　　Elections continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.

15.3　　Subsequent Elections. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award must comply with the following requirements:

(a)　　No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b)　　Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c)　　No subsequent Election related to a payment pursuant to Section 15.4(a)(iv) may be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d)　　Subsequent Elections continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

15.4 **Payment of Section 409A Deferred Compensation.**

(a) ***Permissible Payments.*** Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

        (i) The Participant's "separation from service" (as defined by Section 409A);

        (ii) The Participant's becoming "disabled" (as defined by Section 409A);

        (iii) The Participant's death;

        (iv) A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;

        (v) A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

        (vi) The occurrence of an "unforeseeable emergency" (as defined by Section 409A).

(b) ***Installment Payments***. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) will, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c) ***Required Delay in Payment to Specified Employee Pursuant to Separation from Service.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A and to the extent necessary to avoid the imposition of taxes under Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a "specified employee" (as defined by Section 409A) as of the date of the Participant's separation from service before the date (the *"Delayed Payment Date"*) that is six (6) months after the date of such Participant's separation from service, or, if earlier, the date of the Participant's death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

(d) ***Payment Upon Disability.*** All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled will be paid in a lump sum or in periodic installments as established by the Participant's Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions will be paid in a lump sum upon the determination that the Participant has become disabled.

(e) ***Payment Upon Death***. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts will be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions will be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death.

(f)   ***Payment Upon Change in Control.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount will become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) will vest to the extent provided by such Award but will be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g)   ***Payment Upon Unforeseeable Emergency.*** The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee's determination that an unforeseeable emergency has occurred. The Committee's decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award will be altered or modified, is final, conclusive, and not subject to approval or appeal.

(h)   ***Prohibition of Acceleration of Payments.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.

(i)   ***No Representation Regarding Section 409A Compliance***. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards will be exempt from or comply with Section 409A. No Participating Company is liable for any tax, penalty or interest imposed on a Participant by Section 409A.

16.   Tax Withholding.

16.1   Tax Withholding in General. The Company has the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company has no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

16.2   Withholding in or Directed Sale of Shares. The Company has the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of Stock withheld or tendered to satisfy any such tax withholding obligations may not (a) be less than the amount determined by the applicable minimum statutory withholding rates; and (b) exceed the amount determined by the maximum applicable statutory tax rates applicable to the Participant and to the particular Award or the shares acquired pursuant thereto. Any shares withheld above minimum statutory rates shall not be added back into the share authorization of Section 4.1, in accordance with Section 4.2. The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

17.   Amendment, Suspension or Termination of Plan.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

18.   Miscellaneous Provisions.

18.1   Repurchase Rights. Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company has the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

18.2   Forfeiture Events.

(a)   The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but are not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws.

(b)   If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve (12) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve (12) month period.

18.3   Provision of Information.   Each Participant will be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

18.4   Rights as Employee, Consultant or Director.   No person, even though eligible pursuant to Section 5, has a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.   Nothing in the Plan or any Award granted under the Plan confers on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time.   To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award will in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

18.5   Rights as a Stockholder.   A Participant has no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.

18.6   Delivery of Title to Shares.   Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

18.7   Fractional Shares.   The Company is not be required to issue fractional shares upon the exercise or settlement of any Award.

18.8   Retirement and Welfare Plans.   Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation must be taken into account in computing a Participant's benefit.

18.9   Beneficiary Designation. Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, will be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

18.10   Severability. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision will be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan will not in any way be affected or impaired thereby.

18.11   No Constraint on Corporate Action. Nothing in this Plan will be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.12   Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan are considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company will be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account will not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. Participants have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

18.13   Choice of Law. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of Texas, without regard to its conflict of law rules.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the PROS 2017 Equity Incentive Plan as duly adopted by the Board on February 22, 2023.

/s/ DAMIAN OLTHOFF

Damian Olthoff, Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number **001-33554**



PROS HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**76-0168604**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3200 Kirby Drive, Suite 600	**77098**
Houston, Texas	
(Address of Principal Executive Offices)	(Zip code)

Registrant's telephone number, including area code: **713 335-5151**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	**PRO**	**New York Stock Exchange**

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,140,571,313 as of June 30, 2022 based upon the closing price for the registrant's common stock on the New York Stock Exchange. This determination of affiliate status was based on publicly filed documents and is not necessarily a conclusive determination for other purposes.

45,872,928 shares of common stock were issued and outstanding as of February 9, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement relating to its 2023 Annual Stockholders Meeting (the "2023 Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

PROS Holdings, Inc.
Annual Report on Form 10-K
Table of Contents
For the Year Ended December 31, 2022

Item	Description	Page
	Part I	
1	Business	2
1A.	Risk Factors	10
1B.	Unresolved Staff Comments	24
2	Properties	24
3	Legal Proceedings	24
4	Mine Safety Disclosures	24
	Part II	
5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	25
6	Reserved	26
7	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
7A.	Quantitative and Qualitative Disclosures About Market Risk	37
8	Financial Statements and Supplementary Data	38
9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	38
9A.	Controls and Procedures	38
9B.	Other Information	38
	Part III	
10	Directors, Executive Officers and Corporate Governance	39
11	Executive Compensation	39
12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	39
13	Certain Relationships, Related Transactions and Director Independence	39
14	Principal Accountant Fees and Services	39
	Part IV	
15	Exhibits and Financial Statement Schedules	40
16	Form 10-K Summary	34

SIGNIFICANT RELATIONSHIPS REFERENCED IN THIS ANNUAL REPORT

The terms "PROS," "we," "us," and "our" refer to PROS Holdings, Inc., a Delaware corporation, and all of its subsidiaries that are consolidated in conformity with the generally accepted accounting principles in the United States of America ("GAAP").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements in this report other than historical facts are forward-looking and are based on current estimates, assumptions, trends and projections. Statements which include the words "believes," "seeks," "expects," "may," "should," "intends," "likely," "targets," "plans," "anticipates," "estimates," or the negative version of those words and similar expressions are intended to identify forward-looking statements. Numerous important factors, risks and uncertainties affect our operating results, including, without limitation, those contained in this report, and could cause our actual results to differ materially, from the results implied by these or any other forward-looking statements made by us or on our behalf. You should pay particular attention to the important risk factors and cautionary statements described in the section of this report entitled "Risk Factors." You should also carefully review the cautionary statements described in the other documents we file from time to time with the Securities and Exchange Commission ("SEC"), specifically all Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

You should not rely on forward-looking statements as predictions of future events, as we cannot guarantee that future results, levels of activity, performance or achievements will meet expectations. The forward-looking statements made herein are only made as of the date hereof, and we undertake no obligation to publicly update such forward-looking statements for any reason.

Part I

Item 1. *Business*

Overview

PROS provides solutions that optimize shopping and selling experiences. PROS solutions leverage artificial intelligence ("AI"), self-learning and automation to ensure that every transactional experience is fast, frictionless and personalized for every shopper, supporting both business-to-business ("B2B") and business-to-consumer ("B2C") companies across industry verticals. Companies can use our selling, pricing, revenue optimization, distribution and retail, and digital offer marketing solutions to assess their market environments in real time to deliver customized offers and prices. Our solutions enable buyers to move fluidly across our customers' direct sales, partner, online, mobile and emerging channels with personalized experiences regardless of which channel buyers choose. Our decades of data science and AI expertise are infused into our solutions and are designed to reduce time and increase win-rates through actionable intelligence. Our solutions are provided via software-as-a-service ("SaaS") and are designed to achieve high levels of performance, scalability, availability and security. We provide standard configurations of our solutions based on the industries we serve and offer services to configure our solutions to meet the specific needs of each customer and manage all updates and upgrades of software deployed on the PROS cloud platform.

Our Industry

Real-time decision making is an important driver of business performance in the digital economy. Rapidly changing markets and buyer expectations make it increasingly harder for companies to compete and grow. In response to these pressures, we believe that market forces, including increasingly dynamic and complex business models, the continued growth of eCommerce, inflation, supply and demand volatility, and the volume of enterprise and market data will increase demand for software solutions that enable companies to dynamically configure, price and sell their products and services across buyer channels with speed, precision and consistency. We believe the market for solutions that can power commerce using AI and machine learning is a large, growing market that spans most major industries.

Our Solutions

Our cloud-based software solutions, built on the PROS Platform, provide companies with AI-based predictive and prescriptive guidance on key business decisions that drive growth and profitability. We focus primarily on configure price quote

("CPQ"), pricing optimization and management, airline revenue optimization, airline distribution and retail, and digital offer marketing software. Our solutions help increase visibility, business agility and customer engagement by aligning sales and pricing strategy across go-to-market channels.

PROS Platform

We believe the PROS Platform is the only unified pricing and selling platform built for an omnichannel world. The PROS Platform enables businesses to grow revenue and improve profitability by dynamically adapting their digital selling strategy to market conditions. Using our unique and proven AI-based capabilities for deep demand and margin forecasting, cost modeling and dynamic pricing, the PROS Platform continuously feeds daily decision-making and longer-term business strategy. The PROS Platform helps eliminate barriers between stakeholders in the selling process to collaborate on a customer offer and drive it to a close while accelerating pricing and selling efficiencies. The PROS Platform is comprised of PROS Smart Configure Price Quote and PROS Smart Price Optimization and Management, and is offered via composable paths based on our customers' business objectives, ranging from simple to advanced use cases with the ability to scale to broader PROS Platform capabilities over time.

PROS Smart Configure Price Quote is designed to improve sales productivity and accelerate deal velocity by automating critical sales tasks. Utilizing a foundation of AI and machine learning algorithms, this solution empowers businesses to tailor every offer for every buyer, across all sales channels, leading to more personalized and engaging customer interactions. Smart Configure Price Quote enables users to find and tailor product recommendations, customize configurations, manage approvals, price optimally and generate professional proposals to increase the probability of winning the sale on the first quote. Smart Configure Price Quote supports all selling scenarios including spot-order purchases, subscription orders and setup and maintenance of negotiated sales agreements. Businesses can also integrate Smart Configure Price Quote into their eCommerce portals, empowering end users to self-serve quotes with confidence. Smart Configure Price Quote is available in three editions:

- *Essentials* enables businesses to digitize and streamline their selling processes and respond quickly to customers with professional looking quotes.

- *Advantage* includes all the capabilities in the Essentials edition, plus enables businesses to sell more complex configurable products, create bills of materials and manage the lifecycle of sales purchase agreements.

- *Ultimate* includes all the capabilities in the Advantage edition, plus enables businesses to create high-volume quotes (10,000+ line items) and leverage AI and machine learning to identify new opportunities to help proactively increase account penetration with existing customers while preventing customer churn.

PROS Smart Price Optimization and Management enables businesses to optimize, personalize and harmonize pricing across the complexity of their go-to-market channels in the context of dynamic market and competitive conditions. Our price management capabilities provide a comprehensive pricing platform that offers a single source of accuracy for price management, coordination and strategy. This solution allows businesses to harmonize pricing across go-to-market channels while simultaneously increasing price discipline and protecting price attainment. Pricing users leverage this solution to deploy formulaic price strategies that can incorporate real-time information or conditional data to ensure that every delivered price is up-to-date with the latest market and competitive conditions. With the performance, power and scalability of PROS Real-Time Pricing Engine, B2B and B2C organizations can replace price lists across commerce channels with dynamic calculations for price requests, ensuring that every delivered price is cognizant of conditions at the time of request. This engine allows businesses facing volatile price competition and underlying component costs to leverage data science to systematically adjust pricing in real time. Our price optimization capabilities leverage AI-powered algorithms to provide market-relevant price guidance across sales channels that is dynamically refined to adapt to changing market conditions and buyer behavior. This predictive and prescriptive price guidance provides optimized pricing for each unique buying scenario, which is designed to help businesses drive revenue growth, recover margin leakage, accelerate quote turnaround times and increase win-rates. Smart Price Optimization and Management works with traditional eCommerce scenarios where a sales person is not involved, as well as where a sales person needs negotiation support, and in all cases this solution provides business-relevant analytics to promote explainability of the AI recommendation. PROS Smart Price Optimization and Management is available in three editions:

- *Essentials* enables businesses to create omnichannel pricing strategies and power their digital, self-service channels.

- *Advantage* includes all the capabilities in the Essentials edition, plus gives businesses the ability to leverage PROS AI-powered price optimization capabilities to respond quickly to changing market patterns, with the best price, to win business and improve revenue and profitability.

- *Ultimate* includes all the capabilities in the Advantage edition, plus gives businesses the ability to inform their pricing strategies with demand and capacity forecasting or their own proprietary data science capabilities using our Extensible AI^{TM}, as well as drive more of their business to self-service channels.

PROS Platform - Travel

PROS Airline Revenue Optimization solutions enable airlines to drive revenue- and profit-maximizing business strategies through the application of advanced forecasting, optimization technologies and decision-support capabilities. These solutions are designed to empower airlines to quickly adapt to changing market conditions, differentiate customers by market and sales channel, monitor pricing and revenue management performance, and increase customer loyalty by providing the right products and services to the right customer at the right time. Our Airline Revenue Optimization suite of products includes:

- *PROS Airline Revenue Management* delivers algorithmic forecasting and network optimization for the travel industry. Airlines leverage our forecasting and optimization capabilities to determine optimal capacity levels and manage booking classes inventory to optimize revenue at the flight/network level.

- *PROS Airline Real-Time Dynamic Pricing*™ is a scalable solution that offers accurate booking class availability and seat prices across all channels, while keeping the rules, fares and other data in sync. The solution dynamically applies strategies to compute both booking class availability and seat prices in real time at the time of transaction so that airlines can maximize revenue.

- *PROS Airline Group Sales Optimizer* is a group revenue and sales optimization solution powered by dynamic pricing science that enables airlines and their travel agent partners to create and manage group bookings, contracts, policies and payments in one location.

- *PROS Corporate Sales* is a solution that enables airlines to create commercial agreements with their corporate customers, that lead to easier and more repeatable bookings for business travel, by allowing businesses to both self-service and interact with airlines in the digital creation of corporate travel agreements.

PROS Airline Distribution and Retail solutions enable airlines to become better direct retailers by increasing their control and flexibility over how they sell and distribute offers through scalable shopping, booking and merchandising capabilities to design and distribute offers. The solutions are powered by proprietary algorithms, compliant with industry pricing and distribution standards and are entirely passenger service system-independent. Our Airline Distribution and Retail suite of products includes:

- *PROS Dynamic Offers* powers airlines' shopping, pricing and repricing by delivering fast, accurate and comprehensive flight offers to travelers across airlines' sales channels. PROS Dynamic Offers is comprised of several key offer management capabilities including ancillary merchandising, bundling and omni-channel distribution designed to comply with International Air Transport Association ("IATA") New Distribution Capability ("NDC") data transmission standards.

- *PROS Digital Retail* offers a configurable end-to-end solution for airlines to optimize the traveler experience from inspiration to post-trip. With this IATA NDC Level 4 capable solution, airlines can increase conversion rates and upsell opportunities while having the flexibility and control to optimize user interface across their internet booking engine and mobile application.

Digital Offer Marketing

PROS Digital Offer Marketing solutions provide performance content management and search engine marketing tools that enable businesses in the travel industry to drive their customers directly into their direct selling channels, helping create superior brand experiences and foster customer loyalty. These solutions also reduce our customer's dependency and costs associated with transactions routed through third-party intermediaries. PROS Digital Offer Marketing solutions include:

- *airTRFX* allows airlines to launch and manage digital marketing campaigns by generating digital landing pages for every route, origin and destination in an airline's network with relevant fares and a wide range of local languages.

- *airModules* provides airlines flight search displays with relevant fares for digital advertising, including maps, histograms, mosaics, carousels, and maps.

- *FareWire* displays dynamic fares and content powered by user-search data independent of third party intermediaries.

- *airSEM* provides airline specific search engine marketing tools designed to help airlines build, launch and manage ad campaigns with real-time fares in ad copy.

Technology

Our high-performance software architecture supports real-time, high-volume transaction processing and enables us to handle the complex and demanding processing requirements of sophisticated global enterprises, including those who require sub-second response times for their customers. We provide the majority of our cloud services via cloud computing platform partners who offer Infrastructure-as-a-Service ("IaaS") and Platform-as-a-Service ("PaaS"), located in the United States, the Netherlands, Ireland, Germany, United Arab Emirates, Australia, Singapore and other countries. The use of cloud computing platform partners provides us flexibility to service customers at scale and also offers options to comply with data residency and privacy requirements. We also deliver our solutions from infrastructure designed and operated by us but secured within third-party data center facilities. Our Platform consists of multi-tenant cloud capabilities with an architecture that incorporates customer-specific data privacy and ,complies with data sovereignty policies.

Artificial Intelligence. More than three decades of data science research and access to very large data sets underlies the robust machine learning and AI capabilities of our solutions. Our dynamic AI, including forecasting, optimization, neural networks, segmentation and reinforcement learning, allows us to leverage our deep science and research expertise in our solutions. These capabilities are industry-independent and are validated using our proprietary verification and testing processes. We recently launched our next generation of PROS Smart Price Optimization and Management powered by PROS Gen IV AI which we believe makes PROS the first in the market to drive hyper-personalized price recommendations using neural network technology.

Configuration and Extensibility. Our solutions are designed to handle customer business needs through self-service configuration rather than custom code. The configuration capabilities define both a business layer (including definition of user workflows, executive dashboards, analytics views, calculations, approval processes and alerts), as well as a data layer that permits configuration of data structures, including hierarchical dimensions, pricing levels and measures. We maintain our customers' configurations which allows them to use the latest version of our solutions. We also offer capabilities where scripting languages can be used to handle business requirements that are unique to individual customers. In addition, our solutions are extensible through API's, which allows for broader and richer commerce solutions to be developed with our Platform as a core component.

Data Integration. The data needed to execute and power personalized digital buying typically resides in multiple sources, such as a company's enterprise resource planning ("ERP"), supply chain management ("SCM"), customer relationship management ("CRM"), eCommerce, reservations and inventory systems, external market data sources, spreadsheets and/or industry-specific transaction systems. Our Platform interoperates with many different systems, including those that have been heavily customized to customer requirements. Our data integration capabilities bring data from disparate sources together into a single cohesive data platform, both in real time and through scheduled batch tasks. We also provide certified integration content for SAP and integration development services using industry standard tools and adapters for other common data sources and applications.

Scalability. Our architecture contains multiple microservices designed to provide the reliability and performance necessary for real-time pricing, availability and eCommerce applications. To achieve this, we utilize industry-standard container orchestration tools, noSQL and Event Store technologies to provide high availability, redundancy, zero-downtime upgrades, horizontal scalability and geographic distribution of data.

Intuitive User Interface. Our technology provides a rich and modern, browser-based interface that supports a global user base and has been recognized for its intuitiveness by industry analysts. This interface supports a wide variety of interactive charts and other data views and provides a comprehensive security model based on user role and scope of responsibility. This interface operates on a variety of internet browsers, mobile devices and tablets. We also provide native capabilities for a variety of commerce systems including Adobe Magento, Salesforce CRM and Microsoft Dynamics CRM.

Subscription Services

Our subscription services provide customers access to our software via the Internet which, as compared to on-premises software, reduces their infrastructure, installation and ongoing administration requirements. We also reduce the total cost of ownership of our cloud services over the subscription term by delivering multiple releases per year that automatically introduce new features, while preserving previous configurations and integrations that minimize additional customer investment for compatibility. We also provide cloud-based services to allow existing customers who previously purchased licenses to our legacy software to have access to that software within a cloud-based IT environment that we manage.

Sales, Marketing and Customer Success

We sell and market our software solutions primarily through our direct global sales force and indirectly through go-to-market partners, resellers and systems integrators. Our sales force is organized by our target markets, including automotive and industrial manufacturing and distribution, consumer goods, transportation and logistics, chemicals and energy, food and consumables, insurance, healthcare, technology and travel. Our marketing activities consist of a variety of programs designed to generate sales leads, accelerate sales opportunities and build awareness of our solutions. We also use digital channels including search and content syndication to reach our target market. We host an annual customer conference, Outperform, where our customers and prospects are invited to learn about best practices from thought leaders, executives and other practitioners in using technology to compete in the digital economy, hear about our latest innovations, and network with peers across industries. We also host other smaller conferences throughout the year, host informational web seminars and participate in and sponsor other industry and trade conferences and organizations. We believe that customer adoption, support and success are critical to retaining and expanding our customer base. Our customer success team helps ensure customer satisfaction with our solutions, by working with our customers to ensure that our solutions drive value for them in order to drive customer retention. Our customer success teams help our customers drive adoption of our solutions, advise on product features and capabilities, and provide recommendations on best practices to meet our customers' business objectives.

Professional Services

To accelerate our customers' time to value, we provide software-related services, including implementation, configuration, consulting and training services. We offer in-depth expertise, proven best practices and repeatable delivery methodologies based on standardized and tested implementation processes developed through years of experience implementing our software solutions in global enterprises across multiple industries. We also offer an array of training on all aspects of our software solutions, from introductory on-demand mini-courses to multi-day hands-on deep technical classroom sessions. In addition to our own internal services team, we also work with many third-party system integrators who have been certified to implement our software.

Maintenance and Support

Customers maintaining implementations under on-premises licenses that were purchased prior to our cloud transition may purchase, at their discretion, maintenance and support services. Maintenance enrollment entitles a customer to solicit support through a web-based interface to submit and track issues, access our online knowledge base, and receive unspecified upgrades, maintenance releases and bug fixes during the term of the support period. Revenue from maintenance and support services has continued to decline as a result of existing maintenance customers migrating to our cloud solutions. We have notified our legacy on-premises customers that we will be discontinuing maintenance for most of our legacy on-premises software at the end of 2023.

Customers

We sell our solutions to customers across many industries, including automotive and industrial manufacturing and distribution, transportation and logistics, chemicals and energy, food and consumables, healthcare, insurance, technology and travel. Our customers are generally large global enterprises and medium-sized businesses, although we also have customers that are smaller in scope of operations. In 2022, we had no single customer that accounted for 10% or more of our revenue. Our customers are also geographically diverse, as approximately 64% of our total revenue came from customers outside the U.S. for the year ended December 31, 2022.

Competition

The markets for our solutions are competitive, fragmented and rapidly evolving. We compete in a sales solutions ecosystem with competitors that aim to drive effectiveness and efficiency in selling, although we believe we are unmatched in our ability to deliver sales and pricing AI with usability, speed, scale and precision. We face competition from both larger and smaller competitors, including those providing industry specific software, pricing solutions, CPQ solutions and revenue management solutions, all of which deliver only a part of the functionality of our competing PROS offerings. We also face competition from retail, shopping and merchandising solutions designed for the airline industry. To a lesser extent, we compete against large enterprise application providers that have developed offerings that include competing functionality and custom solutions developed internally by businesses, which generally include some combination of spreadsheets, manual processes, external consultants and internally developed software tools.

The number of companies that we compete with has increased as we expanded into adjacent technologies. We believe our customers consider the following factors when evaluating our solutions versus competitive solutions:

- breadth and depth of product and service offerings, including functionality, performance, product architecture, data security, reliability and scalability;

- user experience;

- return on investment, total cost of ownership and time-to-value;

- applicability for all current and expected selling channels;

- customer base and reputation;

- brand awareness;

- strength of AI and real-time capabilities;

- breadth and depth of integrations with the software already used by the customer;

- depth of expertise in data and pricing science; and

- industry domain expertise and functionality.

We do not believe that any of our competitors provide a competitive level of all the functionality needed to support an organization interested in optimizing sales growth through AI-based omnichannel pricing, selling and revenue management. Our competitors generally compete on price or by bundling their applications with other enterprise applications, and we expect that this will continue in the future. We distinguish ourselves from these vendors through our long history of providing software solutions incorporating AI and/or machine learning, the breadth and depth of the functionality we offer, the robust integration and configuration capabilities of our solutions, our ability to handle large data volumes at scale and our proven ability to provide high-value dynamic science-based optimization software to our global customer base across industries. In the future, we believe our competition will continue to increase as we expand into adjacent market segments.

Intellectual Property

Our success and ability to compete is dependent, in part, on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We protect our intellectual property with a combination of trade secrets, confidentiality procedures, contractual provisions, patents, trademarks, copyrights and other similar measures. We believe that reliance upon trade secrets and unpatented proprietary know-how are generally the most advantageous methods for us to protect our proprietary information.

Research and Development

We believe our software innovation is the foundation of our business and accordingly have made, and continue to make, significant investments in research and development for the enhancement of existing solutions and the development of solutions. We also believe that our long-term investments in AI and machine learning to power pricing and revenue management differentiate us from our competitors. We are committed to continuing the further development of these high-value solutions as evidenced by our continued investment in research and development. In fiscal 2022 and 2021, we incurred research and development expenses, net of capitalized internal-use software cost, of $93.4 million and $82.3 million, respectively, which is over 30% of our annual revenue in both years. Our research and development expenses include costs associated with our product management, product development and science and research groups. We conduct research and development activities predominantly in Bulgaria, Ecuador, France and the U.S., and also utilize third-party contractors in various countries, including Bolivia, Colombia and India.

We employ data scientists, many of whom are Ph.D.'s, to advance sales, pricing and revenue management technology and its implementation in our software solutions. These scientists have specialties including, but not limited to, AI, machine learning, operations research, management science, statistics, econometrics and computational methods. Our data scientists regularly interact with our customers, product development, sales, marketing and services teams to help keep our science efforts relevant to real-world demands.

Human Capital Resources

Our mission is to help people and companies outperform. To fulfill that mission, we believe we must attract, develop, motivate and retain exceptional employees to maintain our culture and uphold our high ethical standards. As innovation is one

7

of our core values, we believe that our commitment to innovation begins with our commitment to create an environment where our employees can thrive and reach their full potential. To accomplish this, we offer competitive total rewards, promote diversity, equity, inclusion and belonging, invest in ongoing learning and development, and focus on the future of work. Oversight of our approach to and investment in human capital resources is a key governance matter for our Board of Directors ("Board"). Directly, and through its Compensation and Leadership Development Committee, the Board engages regularly with management on human capital matters. As of December 31, 2022, we had 1,528 full-time personnel, which included 1,357 employees and 171 outsourced personnel. Our team spans 15+ countries, reflecting various backgrounds, ages, gender identities and ethnicities.

Culture. At PROS, our values and culture are embedded in everything we do. We proactively look for ways to maintain our collaborative and open company culture and further improve our organizational health, including through regular employee and management communication, periodic team events and frequent employee pulse surveys. We use insights from employee feedback, including through town halls, leader forums and other communication channels, to inform our human capital resources plans. PROS has been Certified™ by Great Place to Work® and recognized as a Best Workplace in Texas, Most Loved Workplace and People's 100 Companies that Care, which shows the continued impact of our efforts. We encourage you to visit our website for more detailed information regarding our Human Capital programs and initiatives.

Total Rewards. We require a talented workforce to drive innovation, operational excellence and long-term stockholder value. We also believe that employees should be paid for what they do and how they do it, regardless of their gender, race or other personal characteristics, and we constantly strive for pay parity. We define pay parity as ensuring that employees in the same job and location are paid fairly regardless of their gender or ethnicity. To attract and retain a talented workforce, we provide total rewards programs, practices and policies designed to be market-competitive, including by benchmarking and setting pay ranges based on market data, and also considering factors such as an employee's role, skills, experience, job location and performance. We have invested in analysis and transparency to demonstrate our commitment to fair compensation and opportunity.

Our human resources management philosophy goes beyond traditional compensation and benefits. We design our total rewards to meet the needs of the whole person, not just the employee, recognizing that life events and circumstances that occur outside of work may impact what happens at work. For example, we provide a trusted time off approach in the U.S. to give employees more flexibility and control over their schedules. Our investments in employee mental health and wellness programs are also cornerstones of this philosophy. As we transition to the future of work, we added specific employee well-being initiatives which are discussed below.

Diversity and Inclusion. We believe diversity, equity, inclusion, and belonging ("DEIB") drive innovation and ownership. Our commitment to diversity and inclusion starts at the top with a skilled and diverse Board which provides oversight over our human capital resources efforts, including our DEIB programs and initiatives. As of December 31, 2022, the majority of our Board was comprised of either female and/or ethnically diverse directors, with both female and ethnically diverse representation on our Board for more than 10 years. As of December 31, 2022, women represent 37% of our global employees, and in the U.S., more than 50% of our employees represent minority groups, with underrepresented minorities (defined as those who identify as Black/African American, Hispanic/Latinx, Native American, Pacific Islander and/or two or more races) representing 29% of our U.S. employees.

We strive to maintain a working environment that celebrates diverse perspectives, cultures and experiences and invest in programs to engage our employees, including diversity, inclusion and harassment training. We have a heritage of fostering inclusion and belonging, awareness and education, and social interaction and camaraderie through our employee resource groups. Sponsored and funded by PROS, these employee-led groups are open to any interested employee and create spaces for our people to connect from all walks of life, grow together and build relationships and community. We are proud of what we have accomplished to advance DEIB, but we recognize we still have work to do, including how we approach the future of work.

Additional information on our diversity and inclusion strategy, diversity metrics and programs can be found on our website at pros.com/about-pros/diversity-and-inclusion. Nothing on our website shall be deemed incorporated by reference into this Annual Report on Form 10-K.

Future of Work. As the pandemic brought systemic changes to historic work habits, we embraced a hybrid work model with an eye on the future of work. As part of this hybrid model, we emphasize flexibility, including in work location and work schedules, based on a blend of what makes sense for each employee, their team, and our business. In addition, we continue to take an integrated approach to helping our employees manage their work and personal responsibilities, with a strong focus on employee physical and mental health. Recognizing that working in a hybrid environment across our global company remains a relatively new way to interact, we offer company-wide initiatives to assist our employees in managing through the changes, including productivity, mental and physical health programming, periodic recharge days and "wellness Wednesdays" with limited scheduled meetings. Additional information on our hybrid work model and related wellness initiatives will be included in our 2023 Proxy Statement.

Learning and Development. We believe that continuous learning cultivates innovation and that the development of our most important assets, our people, is foundational to fulfill our mission. We regularly invest in our employees' career growth and provide our employees opportunities for training on a wide range of skills designed to help them be more effective in their current and future roles. In 2022, all our employees participated in learning and development activities, and we introduced a new PROS University, giving employees access to thousands of courses across a broad range of categories, including leadership, inclusion and diversity, professional skills, technical and compliance. Because the development of our employees and next generation of leaders is critical to our long-term success, we annually engage in a comprehensive talent evaluation and succession planning process, including manager evaluations of all employees and detailed succession planning for all director and above roles with Board oversight over succession planning for senior management and other key roles. As of December 31, 2022, 92% of our managers have completed a leadership training program we developed in partnership with the Jones Graduate School of Business at Rice University.

Corporate Information

We were incorporated in Texas in 1985. We reincorporated as a Delaware corporation in 1998. In 2002, we reorganized as a holding company in Delaware. Our principal executive offices are located at 3200 Kirby Drive, Suite 600, Houston, Texas 77098. We report as one operating segment with our Chief Executive Officer acting as our chief operating decision maker. Our telephone number is (713) 335-5151. Our website is *www.pros.com*. Our website and the information that can be accessed through our website are not part of this report.

Available Information

We make available, free of charge through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits thereto, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC. Our reports that are filed with, or furnished to, the SEC are also available at the SEC's website at *www.sec.gov*.

Annual CEO Certification

Pursuant to Section 303A.12(a) of the New York Stock Exchange ("NYSE") Listed Company Manual, on May 17, 2022, we submitted to the NYSE an annual certification signed by our Chief Executive Officer certifying that he was not aware of any violation by us of NYSE corporate governance listing standards.

Item 1A. *Risk Factors*

Our business, operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows and the trading price of our common stock. The following material factors, among others, could cause our actual results to differ materially from historical results and those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

Strategic, Commercial and Operational Risks

Current and future economic uncertainty and other unfavorable conditions in the industries we serve or the global economy could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in the global economy or conditions in the industries we serve. General macroeconomic conditions, such as increased inflation (see risk factor below), increased cost of capital, supply chain disruptions, fluctuations in currency exchange rates or an economic downturn in the United States or internationally, could adversely affect demand for our solutions and make it difficult to accurately forecast and plan our future business activities. The Russia-Ukraine conflict has also had an adverse impact on the global economy, including on the inflation rate, and has contributed to significant fluctuation in global stock markets. All of these risks and conditions could harm our future sales, business and operating results. Our business and operations could also be harmed and our costs could increase if our or our customers' or other partners' manufacturing, logistics or other operations, costs or financial performance are disrupted or adversely affected. While the ultimate scope and broader impact of the ongoing Russia-Ukraine conflict cannot be predicted with certainty, the conflict has not had a material impact to date on our business or ability to operate in Eastern Europe. However, if the conflict continues or related geopolitical tensions extend to other countries, we remain subject to additional risks, including general geopolitical unrest, broader economic uncertainty, turmoil in certain financial markets, instability in the financial system, disruption to domestic and international travel, displacement of persons, disruption of supply chains and routes, including energy supplies, commodity and other price inflation, increased cybersecurity threats and attacks, the possibility of military activity or risk of wider war in countries near or adjacent to Ukraine. As of December 31, 2022, we had marketing, research and development, professional services, customer success, maintenance and support and general and administrative staff located in Sofia, Bulgaria, representing approximately 16% of our total personnel.

Weakening economic conditions could adversely impact our prospects' and customers' rate of information technology spending, delay their purchasing decisions, impact their ability or willingness to purchase or continue to use our solutions, reduce the value, scope or duration of subscription contracts, or limit their ability to pay amounts owed, all of which would adversely affect our operating results. For example, during the early part of the COVID-19 pandemic, customers, particularly in the travel industry, delayed and deferred purchasing decisions and requested concessions. Prolonged economic uncertainties relating to macroeconomic trends could limit our ability to grow our business and negatively affect our operating results. Unfavorable trends in the U.S. or global economy, such as rising interest rates, and conditions resulting from financial and credit market fluctuations may cause our customers and prospective customers to decrease their information technology budgets, which would limit our ability to grow our business and negatively affect our operating results.

We may be adversely affected by the effects of inflation.

We have experienced, and may continue to experience, cost increases as a result of inflation. Inflation has negative effects on our cost of capital and results of operations by increasing our overall cost structure. The effect of increased inflation on our business will be exacerbated if we are unable to achieve commensurate increases in the prices we charge our customers or if increased prices lead to decreased spending by our customers. Increased inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. Although we may take measures to mitigate the impact of inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred. The U.S. Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation. In response, market interest rates have also risen in recent periods. While the timing and impact of rising interest rates are unknown, continued increases in market interest rates could have an adverse effect on our cost structure, results of operations, cost of capital, financial condition and cash flows.

The COVID-19 pandemic continues to present uncertainty and may continue to materially and adversely affect certain industries, customers and our business.

There is uncertainty regarding the nature and degree of the COVID-19 pandemic's ongoing impacts on the industries we serve, our customers and our business. For example, the travel industry, particularly the airline industry, is recovering from the unprecedented impacts of the pandemic and adjusting to the operational challenges of the dramatic recovery in demand. COVID-19 impacted, and is anticipated to continue impacting, our subscription revenue growth rates adversely due to lower subscription bookings during the pandemic and the lag between subscription bookings and the revenue recognized on those subscription bookings. In addition, the COVID-19 pandemic, and the actions taken in response to the pandemic, have led to global supply chain challenges, reduced availability of goods and increased inflation, each of which may impact our customers and could ultimately impact demand for our solutions.

Since the impact of the COVID-19 pandemic is ongoing, the effect of the COVID-19 pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. The full impact of the pandemic on our business will continue to depend on future developments, including but not limited to, the emergence of new coronavirus variants, the duration of the pandemic, the actions undertaken to contain the virus or mitigate its impacts, including actions mandated by federal, state and local governments and health authorities and changing public health directives or restrictions, vaccine efficacy against future COVID-19 variants, future travel restrictions and how quickly and to what extent normal global economic and operating conditions can or will resume, all of which are rapidly evolving and are difficult to predict. Volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause further declines in equity markets, particularly for technology stocks, and impact the availability and cost of capital.

Our IT systems are regularly under attack. If our security measures are breached and unauthorized access is obtained to a customer's data, our data or our IT systems, our and our customers' operations may be disrupted, our reputation may be harmed, our solutions may be perceived as not being secure, customers may limit or stop using our solutions and we may incur significant legal and financial exposure and liabilities.

We have been and will continue to be a target for cyber security attacks because we store, process, and transmit confidential, proprietary and other sensitive information for both our customers and our own business operations. We incur significant costs to maintain security measures designed to prevent, mitigate, eliminate or alleviate known security vulnerabilities, data theft, data corruption, data loss, unauthorized access, mishandling of customer, employee and other confidential data, computer viruses, ransomware or malicious software programs or code, cyber attacks, including advanced persistent threat intrusions by inside actors or third parties, social engineering attacks ("phishing") targeting our employees, web application and infrastructure attacks, denial of service, and similar disruptive events (each a "Security Incident"). Security Incidents could result from third-party action, employee, vendor or contractor error or misconduct, malfeasance, and other factors. We use third-party and public-cloud infrastructure providers, such as Microsoft Azure, IBM, Amazon Web Services ("AWS"), and other third-party service providers, and we are dependent on the security measures of those third-parties to protect against Security Incidents. We may experience Security Incidents introduced through the tools and services we use. Our ability to monitor our third-party service providers' data security is limited, and in any event, attackers may be able to circumvent our third-party service providers' data security measures. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers' systems and networks have not been breached, or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our Platform. The security measures implemented by us and our third-party service providers cannot provide absolute security, and there can be no assurance that such security measures will be effective against current or future security threats.

In the normal course of our business, we experience Security Incidents that, to date, we believe have been typical for a SaaS company of our size. However, despite implementing security measures, there is no guarantee of preventing or mitigating a Security Incident. Cyber attacks have in the past, and may again in the future, impede the performance or our products, penetrate the security of our network, cloud platform and other internal systems, or that of our customers, misappropriate proprietary information and/or cause interruptions to our services. Given the novel and sophisticated ways that cyber criminals engage in cyber attacks, it is reasonable to expect that despite the implementation of security measures, our security measures and the security measures of third-party providers on which we rely would not be sufficient to prevent our systems from being compromised.

The scale and number of cyber attacks continue to grow and techniques used to compromise systems change frequently and may not be recognized until launched or for an extended period of time thereafter. These threats continue to evolve in sophistication and volume and are difficult to detect and predict due to advances in electronic warfare techniques, new discoveries in the field of cryptography and new and sophisticated methods used by criminals including phishing, social engineering or other illicit acts. Cyber attacks have become more prevalent against SaaS companies generally, have increased as more individuals work remotely, and have increased due to political uncertainty and military actions associated with the war in Ukraine. As a result, we and our third-party service providers are subject to heightened risks of Security Incidents from nation-state actors or other third parties leveraging tools originating from nation-state actors, and potentially expose us to new complex threats. We may be unable to anticipate these techniques or implement adequate preventative or remediation measures in a timely manner, if at all, even when a vulnerability is known. We and our third-party providers may not be able to address such vulnerability prior to experiencing a Security Incident.

We may incur significant costs and liability in the event of a breach, whether as a result of third-party action, employee error or misconduct, design or deployment defects, or otherwise. We may also be required to or find it appropriate to expend substantial capital and other resources to remediate or otherwise respond to problems caused by any actual or perceived breaches or Security Incidents. Security Incidents impacting us or our services providers could result in interruptions, delays, cessation of service and loss of existing or potential customers, as well as loss of confidence in the security of our solutions and services, damage to our reputation, negative impact to our future sales, disruption of our business, increases to our information security costs, unauthorized access to, and theft, loss or disclosure of, our and our customers' proprietary and confidential information, including personal information, litigation, governmental investigations and enforcement actions, including fines or other actions, increased stock price volatility, significant costs related to indemnity obligations, legal liability and other expenses, and material harm to our business, financial condition, cash flows and results of operations. For example, in the event of a ransomware attack, it could be difficult to recover services that are the subject of the ransomware attack and there can be no guarantee as to the timing or completeness of any such recovery. These costs may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other costs, expenses and liabilities. We cannot ensure that our commercial insurance will be available or sufficient to compensate us for all costs we may incur as a result of a Security Incident, and if we made significant insurance claims, our ability to obtain comparable insurance in the future may be impaired or only available at significantly increased cost.

There can be no assurance that future Security Incidents will not be material to our business operations, financial condition, cash flows, and results of operations.

Failure to increase business from our customers and sustain our historical renewal rates and pricing could adversely affect our future revenue and operating results.

Many of our customers initially purchase one of our software solutions for a specific business segment, geographic location, or user group within their organization, and later purchase additional solutions and/or add business segments, other geographic locations and seats for additional users. Our subscription agreements are typically for an initial term of one to five years. These customers might not choose to renew, expand the scope of use for their existing software solutions or purchase additional software solutions. As we deploy new applications and features for our software solutions or introduce new software solutions, our customers may not purchase these new offerings. If we fail to generate additional business from our existing customers, our revenue could grow at a slower rate or even decrease.

We may not accurately predict future customer renewal rates, which can decline or fluctuate as a result of a number of factors, including customers' level of satisfaction with our services, our ability to continue to regularly add functionality, the reliability (including uptime) of our subscription services, the prices of our services, the actual or perceived information security of our systems and services, mergers and acquisitions of our customers, reductions in our customers' spending levels, or declines in customer activity as a result of customer bankruptcies, general economic downturns or uncertainty in financial markets. If our customers choose not to renew their subscription agreements with us on favorable terms or at all, our business, operating results, cash flows, and financial condition could be harmed.

If we fail to manage our growth and profit objectives effectively, our business and results of operations will be adversely affected.

Over the past several years, we have experienced, and expect to continue experiencing, growth in our customers and operations. Our success will depend in part on our ability to effectively manage this growth profitably while continuing to scale our operations. We will need to manage our cost structure while investing for growth and continually improving our operational and financial efficiency. Failure to effectively manage growth efficiently could adversely impact our business performance and operating results.

We depend on third-party data centers, software, data and other unrelated service providers and any disruption from such third-party providers could impair the delivery of our service and negatively affect our business.

Our cloud products are dependent upon third-party hardware, software and cloud hosting vendors, including Microsoft Azure, IBM Softlayer and AWS, all of which must inter-operate for end users to achieve their computing goals. We utilize third-party data center hosting facilities, cloud platform providers and other service providers to host and deliver our subscription services as well as for our own business operations. We host our cloud products from data centers in a variety of countries, including the United States, the Netherlands, Ireland, Germany, United Arab Emirates, Australia, Singapore and other countries. While we control and generally have exclusive access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities and they are vulnerable to damage or interruption from hurricanes, earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to Security Incidents, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite our failover capabilities, standard protocols and other precautions, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. In addition, disruptions to the hardware supply chain necessary to maintain these third-party systems or to run our business could impact our service availability and performance. These providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms or at all, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Certain of our applications are essential to our customers' ability to quote, price, and/or sell their products and services. Interruption in our service may affect the availability, accuracy or timeliness of quotes, pricing or other information and could require us to issue service credits to our customers, damage our reputation, cause our customers to terminate their use of our solutions, require us to indemnify our customers against certain losses, and prevent us from gaining additional business from current or future customers. In addition, certain of our applications require access to our customer's data which may be held by third parties, some of whom are, or may become, our competitors. For example, many of our travel industry products rely upon access to airline data held by large airline IT providers which compete against certain of our airline products. Certain of these competitors have in the past, and may again in the future, make it difficult for our airline customers to access their data in a timely and/or cost-effective manner.

Any disruption from our third-party data center, software, data or other service providers could impair the delivery of our service and negatively affect our business, damage our reputation, negatively impact our future sales and lead to legal liability and other costs.

Implementation projects involve risks which can negatively impact the effectiveness of our software, resulting in harm to our reputation, business and financial performance.

The implementation of certain of our software solutions involve complex, large-scale projects that require substantial support operations, significant resources and reliance on factors beyond our control. For example, the success of certain of our implementation projects is dependent upon the quality of data used by our software solutions and the commitment of customers' resources and personnel to the projects. We may not be able to correct or compensate for weaknesses or problems in data, or any lack of our customers' commitment and investment in personnel and resources. Further, various factors, including our customers' business, integration, migration and security requirements, or errors by us, our partners, or our customers, may cause implementations to be delayed, inefficient or otherwise unsuccessful. For example, changes in customer requirements, delays, unilateral delay of "go live", or deviations from our recommended best practices occur during implementation projects. As a result, we may incur significant costs in connection with the implementation of our products and/or delay revenue recognition of software subscription revenue. Further, some implementations of our projects are carried out by third-party service providers, and we do not have control of such implementations. If we, or a third-party service provider providing the implementation, are unable to successfully manage the implementation of our software solutions, and as a result those products or implementations do not meet customer needs, expectations or timeline, disputes with our customers can occur, our ability to sell additional products or secure a renewal of the customer's subscription is impacted, and our business reputation and financial performance may be significantly harmed. If an implementation project for a large customer or a number of customers is substantially delayed or canceled, our ability to recognize the associated revenue and our operating results could be adversely affected.

If we fail to manage our cloud operations, we may be subject to liabilities and our reputation and operating results may be adversely affected.

We have experienced substantial growth in the number of customers and data volumes serviced by our cloud infrastructure in recent years. While we have designed our cloud infrastructure to meet the current and anticipated future performance and accessibility needs of our customers, we must manage our cloud operations to handle changes in hardware and software parameters, spikes in customer usage and new versions of our software. We have experienced, and may in the future experience, system disruptions, outages and other cloud infrastructure performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks (internal or external), fraud, spikes in customer usage, denial of service issues and other Security Incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Our customer agreements typically provide service level commitments on a monthly basis and for certain of our products we also offer response time commitments. If we are unable to meet the stated service level or response time commitments, or if we suffer extended periods of unavailability for our solutions, we may be contractually obligated to issue service credits or refunds to customers for prepaid and unused subscription services, or customers may choose to terminate or not renew contracts. Any extended service outages or other performance problems could also result in damage to our reputation or our customers' businesses, cause our customers to elect not to renew or to delay or withhold payment to us, loss of future sales, lead to customers making other claims against us that could harm our subscription revenue, result in an increase in our provision for credit losses, increase collection cycles for our accounts receivable or lead to the expense and risk of litigation.

If we fail to protect our intellectual property adequately, our business may be harmed.

Our success and ability to compete depends in part on our ability to protect our intellectual property. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. We cannot, however, be certain that steps we take to protect our intellectual property are adequate. In January 2023, the U.S. Federal Trade Commission ("FTC") proposed a sweeping ban on employee non-competition agreements which we have historically utilized with a significant percentage of our employees to enhance the protection of our intellectual property. If the FTC's proposal is issued and upheld, a ban on non-competition agreements would make it more challenging for us to protect our intellectual property and could have a material adverse effect on our business.

We may be required to spend significant resources to protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. The procurement and enforcement of certain intellectual property rights involves complex legal and factual considerations, and the associated legal standards are not always applied predictably or uniformly, can change, and may not provide adequate remedies. As a result, we may not be able to obtain or adequately enforce our intellectual property rights, and other companies may be better able to develop products that compete with ours. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand, competitive business position, business prospects, operating results, cash flows and financial condition.

Our use of third-party software creates dependencies outside of our control.

We use third-party software in our software solutions. If our relations with any of these third parties are impaired, or if we are unable to obtain or develop a replacement for the software, our business could be harmed. The operation of our solutions could be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software.

We may enter into acquisitions that may be difficult to integrate, fail to achieve our strategic objectives, disrupt our business, dilute stockholder value or divert management attention.

We have completed five acquisitions since 2013, including our 2021 acquisition of EveryMundo LLC ("EveryMundo"), and we plan to continue to acquire other businesses, technologies and products to complement or enhance our existing business, solutions, services and technologies. We cannot provide assurance that the acquisitions we have made or may make in the future will provide us with the benefits or achieve the results we anticipated when entering into the transaction(s). Acquisitions are typically accompanied by a number of risks, including:

- difficulties in integrating the operations and personnel of the acquired companies;

- difficulties in maintaining acceptable standards, controls, procedures and policies, including integrating financial reporting and operating systems, particularly with respect to foreign and/or public subsidiaries;

- disruption of ongoing business and distraction of management;

- inability to maintain relationships with customers of the acquired business;

- impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

- difficulties in incorporating acquired technology and rights into our solutions and services;

- unexpected expenses resulting from the acquisition; and

- potential unknown liabilities associated with the acquisition.

We have experienced, and may experience in the future, acquisition integration challenges, including, but not limited to, the issues listed in the bullets above. In addition, we may incur debt, acquisition-related costs and expenses, restructuring charges and write-offs as a result of acquisitions. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. In addition, we have in the past, and may in the future, enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, we may not be able to achieve our anticipated level of growth or profitability, and our business and operating results could be adversely affected.

Catastrophic events may disrupt our operations.

We are a global company headquartered in Houston, Texas with significant operations in Sofia, Bulgaria and operations and personnel located in numerous other U.S. and international locations. We rely on our network and third-party infrastructure and enterprise applications for our sales, marketing, development, services, operational support and hosted services. A disruption, infiltration or failure of our infrastructure, systems or third-party hosted services in the event of a major hurricane, earthquake, fire, flood or other weather event, power loss, telecommunications failure, software or hardware malfunctions, pandemics, war, terrorist attack or other catastrophic event that our business continuity and disaster recovery plans do not adequately address, could cause, among other impacts, system interruptions, reputational harm, loss of intellectual property, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data. Any of these events could prevent us from fulfilling our customer obligations or could negatively impact a country or region in which we sell our products, which could in turn decrease that country's or region's demand for our products. Even though we carry business interruption insurance and typically have provisions in our contracts that protect us in certain events, we might suffer losses from business interruptions that exceed the coverage under our insurance policies or for which we do not have coverage. Any natural disaster or other catastrophic event could create a negative perception in the marketplace, delay our product innovations, or lead to lengthy interruptions in our services, breaches of data security and losses of critical data, all of which could have an adverse effect on our operating results.

We are a multinational corporation exposed to risks inherent in international operations.

The majority of our revenues are derived from our customers outside the U.S. While the majority of our sales are denominated in U.S. dollars, the majority of our international operations expenses are denominated in local currencies. To date, we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign currency exchange rates. Consequently, our results of operations, cash flows, and financial condition, including our revenue and operating margins, can be subject to losses from fluctuations in foreign currency exchange rates, as well as regulatory, political, social and economic developments or instability in the foreign jurisdictions in which we operate. *For additional financial information about geographic areas, see Note 19 of the Notes to the Consolidated Financial Statements.*

Our operations outside the U.S. are subject to risks inherent in doing business internationally, requiring resources and management attention, and may subject us to new or larger levels of regulatory, economic, foreign currency exchange, tax and political risks. We have customers in over 60 countries internationally, which we service through our operations in the U.S.,

Australia, Bulgaria, Canada, Ecuador, France, Germany, Ireland, United Arab Emirates, United Kingdom and Singapore. We expect our international operations to continue to grow. In addition to navigating the challenges related to the ongoing COVID-19 pandemic in foreign jurisdictions, we face other risks with respect to our international operations, including:

- economic conditions in various parts of the world, including supply chain and labor market disruptions, inflation, currency exchange rate fluctuations and recession;

- sustained disruption to international travel from the COVID-19 pandemic and variations or mutations thereof as well as any other outbreaks of contagious diseases;

- differing labor and employment regulations, especially where labor laws are generally more advantageous to employees as compared to the U.S.;

- the difficulty of managing and staffing our international operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

- new and different sources of competition;

- compliance with multiple, conflicting, ambiguous or evolving governmental laws and regulations, including privacy, anti-corruption, import/export, antitrust and industry-specific laws and regulations and our ability to identify and respond timely to compliance issues when they occur;

- vetting and monitoring our third-party business partners in new and evolving markets to confirm they maintain standards consistent with our brand and reputation;

- less favorable intellectual property laws;

- availability of sufficient network connectivity required for certain of our products; and

- difficulties in enforcing contracts and collecting accounts receivable, especially in developing countries.

If we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results, financial condition and cash flows.

Market and Competition Risks

Any downturn in sales to our target markets could adversely affect our operating results.

Our success is highly dependent upon our ability to sell our software solutions to customers in our target industries, including automotive and industrial manufacturing, transportation and logistics, chemicals and energy, food and beverage, healthcare, high tech and travel. If we are unable to sell our software solutions effectively to customers in these industries, we may not be able to grow our business. For example, the pandemic had a dramatic adverse impact on the travel industry. While the airline industry is recovering as travel restrictions are lifted, the airline and rental car industries, for example, continue to face various operational challenges which can limit their ability to engage with us on our solutions.

We have historically been subject to lengthy sales cycles, and delays or failures to complete sales may harm our business and cause our revenue, operating income, and cash flows to decline in the future.

Our sales cycles may take a month to over a year for large enterprise customers. A large enterprise customer's decision to use our solutions typically involves a number of internal approvals, and sales to those prospective customers generally require us to provide greater levels of education about the benefits and features of our solutions. We expend substantial resources during our sales cycles with no assurance that a sale may ultimately result. The length of each individual sales cycle depends on many factors, a number of which we cannot control, including the prospective customer's internal evaluation and approval process requirements, as well as the prospective customer's budget and/or resource constraints. Any unexpected lengthening of the sales cycle or failure to secure anticipated orders could negatively affect our revenue. Any significant failure to generate sales after incurring costs related to our sales process could also have a material adverse effect on our business, financial condition, cash flows and results of operations.

If we fail to develop or acquire new functionality and software solutions, we may not be able to grow our business and it could be harmed.

If we are unable to provide enhancements and new features for our existing software solutions or new solutions that achieve market acceptance or to integrate technology, products and services that we acquire into our Platform, our business, revenues and other operating results could be significantly adversely affected. The success of enhancements, new features and modules depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or modules. We have experienced, and may in the future experience, delays in the planned release dates of enhancements to our Platform, and we have discovered, and may in the future discover, errors in new releases after their introduction. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our Platform, or customer claims, including, among other things, warranty claims against us, any of which could cause us to lose existing customers or affect our ability to attract new customers. Furthermore, because our software solutions are intended to interoperate with a variety of third-party enterprise software solutions, we must continue to modify and enhance our software to keep pace with changes in such solutions. Any inability of our software to operate effectively with third-party software necessary to provide effective solutions to our customers could reduce the demand for our software solutions, result in customer dissatisfaction and limit our financial performance.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The markets for enterprise software applications for CPQ, pricing optimization and management, airline revenue optimization, airline distribution and retail, and digital offer marketing are competitive, fragmented and rapidly evolving. We expect additional competition from other established and emerging companies as the markets in which we compete continue to develop and expand, as well as through industry consolidation, including through a merger or partnership of two or more of our competitors or the acquisition of a competitor by a larger company. Some of our current and potential competitors may have larger installed bases of users, longer operating histories, broader distribution, greater name recognition, and have significantly greater resources than we have. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands, and devote greater resources to the development, promotion and sale of their products.

Competition could seriously impede our ability to sell our software solutions and services on terms favorable to us or at all. Our current and potential competitors may develop and market new technologies that render our existing or future solutions obsolete, unmarketable or less competitive. In addition, if these competitors develop solutions with similar or superior functionality to our solutions, or if they offer solutions with similar functionality at substantially lower prices than our solutions, we may need to decrease the prices for our solutions in order to remain competitive. In addition, our competitors have and may in the future, offer their products and services at a lower price, or offer price concessions, delay payment terms, or provide financing or other terms and conditions that are more enticing to potential customers. If we are unable to maintain our current pricing due to competitive pressures, our margins could be reduced and our operating results could be adversely affected. If we do not compete successfully against current or future competitors, competitive pressures could materially and adversely affect our business, financial condition, cash flows and operating results.

We focus primarily on CPQ, pricing optimization and management, airline revenue optimization, airline distribution and retail, and digital offer marketing software and if the markets for these software solutions develop more slowly than we expect or if we fail to capitalize on the market opportunity, our business could be harmed.

We derive most of our revenue from providing our software solutions for CPQ, pricing optimization and management, airline revenue optimization, airline distribution and retail, and digital offer marketing, as well as providing implementation services and ongoing customer support. These markets are evolving rapidly, and it is uncertain whether software for these markets will achieve and sustain high levels of demand. Our success depends on the willingness of businesses in our target markets to use the types of solutions we offer and our ability to capture share in these markets. Some businesses may be reluctant or unwilling to implement such software for a number of reasons, including failure to understand the potential returns of improving their processes, lack of knowledge about the potential benefits that such software may provide, or reluctance to change existing internal processes. Some businesses may elect to improve their sales and pricing processes through solutions obtained from their existing enterprise software providers, whose solutions are designed principally to address functional areas other than what our solutions provide. If businesses do not embrace the benefits of vendor software solutions in the areas in which we focus, then these markets may not continue to develop or may develop more slowly than we expect, either of which would significantly and adversely affect our revenue, operating results, and cash flows.

Human Capital Risks

If we cannot maintain our corporate culture, we could lose the innovation, teamwork and passion that we believe contribute to our success, and our business may be harmed.

We believe that a critical component of our success has been our corporate culture, and we invest substantial time and resources in building and maintaining our culture and developing our personnel; however, as we continue to scale our business both organically and through potential acquisitions, it may be increasingly difficult to maintain our culture. Moreover, our shift to a hybrid work environment requires significant action to preserve our culture with many employees primarily working remotely and facing unique personal and professional challenges. While we have implemented many wellness, development and supportive programs for our workforce, the shift to a hybrid work environment during and following the COVID-19 pandemic presents unprecedented risks to our culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively pursue our strategic objectives.

If we lose key members of our management team or sales, development or operations personnel, or are unable to attract and retain employees. our business could be harmed.

Our future success depends upon the performance and service of our executive officers and other key personnel. From time to time, there may be changes in our executive management team and to other key employee roles resulting from organizational changes or the hiring or departure of executives or other employees, which could have a serious adverse effect on our business and operating results. If key personnel leave our company or are unable to perform their duties, we may not be able to manage our business effectively and, as a result, our business and operating results could be harmed.

Our future success depends on our ability to continue to timely identify, attract and retain highly qualified personnel, including data scientists, software developers and implementation personnel, and there can be no assurance that we will be able to do so. Competition for qualified personnel is intense, particularly for technical talent in certain markets, and is exacerbated by tight labor market conditions. We compete for talent with other companies that have greater resources, in large part, based on our culture and overall employee experience. With the wide market acceptance of and increase in remote work, we have experienced increased direct competition for talent, often from larger companies taking advantage of lower cost talent markets. Employee turnover creates a variety of risks including time, costs and resources required to recruit and train new employees to learn our business. The flexibility of our hybrid work approach provides us with access to greater talent pools and contributes to our hiring and retaining competitiveness but also brings costs and risks, including employment, tax, insurance and compliance risks. If we are unable to attract and retain our key employees, we may not be able to achieve our objectives, and our business could be harmed.

Failure to adequately expand and train our direct and indirect sales force may impede our growth.

To date, substantially all of our revenue has been attributable to the efforts of our direct sales force. We believe that our future growth will depend, to a significant extent, on the continued development of our direct sales force, and our sales team's ability to manage and retain our existing customer base, expand our sales to existing customers and obtain new customers. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. We manage the staffing levels of our direct sales force against a number of factors, including performance management, natural attrition, quality of our enablement and training program as well as competition for talent. New sales hires require significant training and often take a number of months before becoming fully productive, if at all. If we are unable to continuously recruit, develop or retain sufficient numbers of productive direct sales personnel, our growth may be impeded.

In addition to our direct sales force, we have developed, and expect to expand, our indirect sales force via channel partners, such as management consulting firms, systems integrators and other resellers, to market, sell and/or implement our solutions. While we have invested to establish channel partners to drive sales growth, to date substantially all of our revenue generation has been attributable to our direct sales force. If we are unable to establish and maintain productive partner relationships, or otherwise develop and expand our indirect distribution channel, our sales growth rates may be limited.

Regulatory, Compliance and Litigation Risks

Evolving global laws, regulations and standards on privacy and data security, restrictions on cross-border data transfers, and data localization requirements impact our business and expose us to increased liability.

Personal privacy, data localization and data security continue to be significant issues in the United States, Europe and many other jurisdictions. We provide our cloud software solutions globally, including in countries that have, or may adopt in the future, stringent data privacy, cyber security or data localization laws and regulations. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government officials and regulators, privacy advocates and class action attorneys continue to increasingly scrutinize how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business. International laws such as the EU's General Data Protection Regulation ("GDPR"), as well as emerging and evolving state laws in the United States, such as the California Consumer Protection Act, the California Privacy Rights Act, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, and the Utah Consumer Privacy Act, could create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. Although we have implemented measures designed to comply with applicable requirements, the dynamic nature of these laws and regulations, as well as their interpretation by regulators and courts, may affect our ability to implement our business models effectively. In addition, our ongoing efforts to comply with these laws and regulations entail substantial expenses and may divert resources from other initiatives. For example, if we establish systems and processes to host and access European customer data solely in Europe, our costs and operational risks could increase. Changes in these laws and regulations have in the past increased, and may continue to increase, the cost of providing our products and services, could limit us from offering certain solutions in certain jurisdictions, could adversely affect our sales cycles, and could impact our new technology innovation. In addition, our cloud software solutions store data on behalf of our customers, and if our customers fail to comply with contractual obligations or applicable laws and regulations, such non-compliance could result in litigation or reputational harm to us. Any perceived inability to adequately address privacy, data localization or cyber security compliance or to comply with more complex and numerous laws and regulations, even if unfounded, could result in liability to us and indemnification obligations, damage our reputation, inhibit sales of our solutions or harm our business, financial condition, results of operations and cash flows.

Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and receive personal data. For example, in 2020, the Court of Justice of the European Union ("CJEU") invalidated the EU-U.S. and the Swiss-U.S. Privacy Shield frameworks as a basis for transfers of personal data from the EU and Switzerland to the United States. While we have historically relied on Standard Contractual Clauses ("SCCs") for such transfers and the CJEU has upheld SCCs as a valid transfer mechanism, provided those SCCs meet certain requirements, the CJEU rulings make clear that these transfer mechanisms will be subject to additional and ongoing scrutiny. The European Commission has published revised SCCs for data transfers from the European Economic Area ("EEA"), and we have adapted our existing contractual arrangements to meet these new requirements.

In early 2022, the EU and U.S. announced that they had reached an agreement in principle on a new Trans-Atlantic Data Privacy Framework, which will be translated into legal documents to be adopted in the EU and U.S. to provide a renewed basis for transatlantic data transfers. In December 2022, the European Commission issued a draft adequacy decision concluding that the Trans-Atlantic Data Privacy Framework provides an adequate level of protection for personal data transferred from EU to U.S. companies. The framework is subject to additional approval steps, and if it is not adopted we may be unable to continue to rely on SCCs or rely upon other alternative means of data transfers from the EU to the U.S.

The validity of data transfer mechanisms in both Europe and the U.S. remain subject to legal, regulatory and political developments in both Europe and the U.S. Recent recommendations from the European Data Protection Board, decisions from supervisory authorities, recent proposals for reform of the data transfer mechanisms for transfers of personal data outside the U.K., and potential invalidation of other data transfer mechanisms, which, together with increased enforcement action from supervisory authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to process and transfer personal data outside of the EEA and the U.K. If other jurisdictions implement restrictive regulations for cross-border data transfers (or do not permit data to leave the country of origin), such developments could adversely impact our business, financial condition, cash flows, and results of operations in those jurisdictions.

Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results, cash flows, and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our personnel may act outside of their authority and negotiate additional terms without our knowledge. We have

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implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which could seriously harm our business, operating results, cash flows, financial condition and reputation with current and potential customers and investors.

Intellectual property litigation and infringement claims may cause us to incur significant expense or prevent us from selling our software solutions.

Our industry is characterized by the existence of a large number of patents, trademarks and copyrights, and by litigation based on allegations of infringement or other violations of intellectual property rights. A third-party may assert that our technology violates its intellectual property rights, or we may become the subject of a material intellectual property dispute. Selling improvement (including CPQ), pricing, airline revenue optimization (including revenue management) and airline eCommerce (including shopping, merchandising and retail, and digital offer marketing) solutions may become increasingly subject to infringement claims as the number of such commercially available solutions increases and the functionality of these solutions overlaps. In addition, changes in patent laws in the U.S. may affect the scope, strength and enforceability of our patent rights or the nature of proceedings which may be brought by us related to our patent rights. Future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own potential patents may therefore provide little or no deterrence. Regardless of the merit of any particular claim that our technology violates the intellectual property rights of others, responding to such claims may require us to:

- incur substantial expenses and expend significant management efforts to defend such claims;

- pay damages, potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights;

- cease making, selling or using products that are alleged to incorporate the intellectual property of others;

- distract management and other key personnel from performing their duties for us;

- enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies; and

- expend additional development resources to redesign our solutions.

Any licenses required as a result of litigation under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively develop or market our solutions, which could limit our ability to generate revenue or maintain profitability.

Our contract terms generally obligate us to indemnify and hold our customers harmless from certain costs arising from third-party claims brought against our customers alleging that the use of our solutions infringe intellectual property rights of others. If we are unable to resolve our legal obligations by settling or paying an infringement claim, we may be required to compensate our customers.

Our use of open source software may subject our software solutions to general release or re-engineering.

We use open source software in our solutions. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software solutions with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software solutions. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to seek licenses from third parties in order to continue offering our software, to re-engineer our solutions, to discontinue the sale of our solutions in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results, cash flows, and financial condition.

Defects or errors in our software solutions could harm our reputation, impair our ability to sell our solutions and result in significant costs to us.

Our software solutions are complex and may contain undetected defects or errors. Several of our solutions have recently been developed and may therefore be more likely to contain undetected defects or errors. In addition, we frequently develop enhancements to our software solutions that may contain defects. We have not suffered significant harm from any defects or errors to date. We have in the past issued, and may in the future need to issue, corrective releases of our solutions to correct defects or errors. The occurrence of any defects or errors could result in:

- delayed market acceptance and lost sales of our software solutions;

- delays in payment to us by customers;

- damage to our reputation;

- diversion of our resources;

- legal claims, including product liability claims, against us;

- increased maintenance and support expenses; and

- increased insurance costs.

Our agreements with our customers typically contain provisions designed to limit our liability for defects and errors in our software solutions and damages relating to such defects and errors, but these provisions may not be enforced by a court or otherwise effectively protect us from legal claims. Our liability insurance may not be adequate to cover all of the costs resulting from these legal claims. Moreover, we cannot provide assurance that our current liability insurance coverage would continue to be available on acceptable terms. In addition, the insurer may deny coverage on any future claims. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business and operating results. Furthermore, even if we prevail in any litigation, we are likely to incur substantial costs and our management's attention may be diverted from our operations.

Business Model and Capital Structure Risks

We have experienced losses since we transitioned to a cloud strategy in 2015, the COVID-19 pandemic has extended our timeline to profitability, and we may continue to incur losses for longer than we expect.

We expect our expenses to continue to exceed our revenues in the near term as we continue to make investments as part of our cloud strategy, particularly in new product development, sales, marketing, security, privacy and cloud operations. In addition, the impact of COVID-19 on our business contributed to our losses over the past three years and extended our timeline of achieving profitability. While we are making progress towards delivering free cash flow in 2023 and profitable operations on an adjusted EBITDA basis, our ability to return to profitability depends on our ability to: continue to drive subscription sales, enhance our existing products and develop new products, scale our sales and marketing and product development organizations, successfully execute our marketing and sales strategies, renew our subscription agreements with existing customers, and manage our expenses. If we are not able to execute on these actions, our business may not grow as we anticipate, our operating results could be adversely affected and we will continue to incur net losses in the future. Additionally, our new initiatives may not generate sufficient revenue and cash flows to recoup our investments in them. If any of these events were to occur, it could adversely affect our business, results of operations, financial condition and cash flows.

We incurred indebtedness by issuing convertible notes, and our debt repayment obligations may adversely affect our financial condition and cash flows in the future.

In September 2020, we issued $150.0 million principal amount of 2.25% convertible senior notes ("2027 Notes") due September 15, 2027, unless earlier redeemed, purchased or converted in accordance with their terms prior to such date. Interest is payable semi-annually in arrears on March 15 and September 15 of each year. As of December 31, 2022, the entire $150.0 million of aggregate principal amount of 2027 Notes are outstanding.

In May 2019, we issued $143.8 million principal amount of 1.0% convertible senior notes ("2024 Notes" and together with the 2027 Notes, the "Notes") due May 15, 2024, unless earlier redeemed, purchased or converted in accordance with their terms prior to such date. Interest is payable semi-annually in arrears on May 15 and November 15 of each year. As of December 31, 2022, the entire $143.8 million of aggregate principal amount of 2024 Notes are outstanding.

Our indebtedness could have important consequences because it may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate or other purposes. Our ability to meet our debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We cannot control many of these factors. Our future operations may not generate sufficient cash to enable us to repay our debt. If we fail to comply with any covenants contained in the agreements governing any of our debt, or make a payment on any of our debt when due, we could be in default on such debt, which could, in turn, result in such debt and our other indebtedness becoming immediately payable in full. If we are at any time unable to pay our indebtedness when due, we may be required to renegotiate the terms of the indebtedness, seek to refinance all or a portion of the indebtedness, and/or obtain additional financing. There can be no assurance that, in the future, we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

Our quarterly results may vary and may not fully reflect the performance of our business.

We generally recognize revenue from customers ratably over the terms of their subscription agreements. As a result, most of the revenue we report in each quarter is the result of agreements entered into during prior quarters. The lag between entering into a contract and recognizing subscription revenue can be extended with some of our travel products. Consequently, a decline in new or renewed subscriptions in any quarter may not be reflected in our revenue for that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales, our failure to achieve our internal sales targets, a decline in the market demand of our services or decreases in our retention rate may not be fully reflected in our operating results until future periods. For example, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as subscription revenue from additional sales must be recognized over the applicable subscription term. We may be unable to timely adjust our cost structure to reflect changes in revenues. In addition, a significant majority of our costs are expensed as incurred, while subscription revenues are recognized over the term of the customer agreement. As a result, increased sales growth could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. In addition, we expect to continue to experience some seasonal variations in our cash flows from operating activities, including, as a result of the timing of payment of payroll taxes, performance bonuses to our employees and costs associated with annual company-wide events, each of which have historically been highest in our first fiscal quarter. Therefore, the results of any prior quarterly periods should not be relied upon as an indication of our future operating performance.

If we fail to migrate customers with on-premises software licenses to our latest cloud software solutions, our future revenue may be limited and our costs to provide support to those customers may increase.

We have notified our legacy on-premises customers that we will be discontinuing maintenance for most of our legacy on-premises software at the end of 2023. These customers will need to migrate to our current cloud solutions to continue to be supported and take advantage of our latest features, functionality and security which are only available via the PROS cloud. When considering whether to migrate, these customers may evaluate alternative solutions due to the additional change in management and implementation costs associated with migrating to cloud-based applications. When on-premises software customers delay or decline to migrate to our cloud solutions, our internal development and customer support teams find it increasingly difficult and costly to support a declining number of on-premises customers. In addition, if our legacy on-premises license customers delay or decline to migrate to our cloud solutions, choose alternative solutions or otherwise choose to not continue doing business with us by, for example, canceling maintenance, our future revenue will be affected.

If our goodwill or amortizable intangible assets become impaired, we could be required to record a significant charge to earnings.

Under GAAP, we review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. GAAP requires us to test for goodwill impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations.

Risks relating to Ownership of our Common Stock

Market volatility may affect our stock price and the value of your investment.

The market price for our common stock, and the software industry generally, has been and is likely to continue to be volatile. Volatility could make it difficult to trade shares of our common stock at predictable prices or times. Many factors could cause the market price of our common stock to be volatile, including the following:

- variations in our quarterly or annual operating results;

- decreases in market valuations of comparable companies;

- fluctuations in stock market prices and volumes;

- decreases in financial estimates by equity research analysts;

- announcements by our competitors of significant contracts, new solutions or enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

- departure of key personnel;

- changes in governmental regulations and standards affecting the software industry and our software solutions;

- conversion of convertible notes into equity or sales of common stock or other securities by us in the future;

- damages, settlements, legal fees and other costs related to litigation, claims and other contingencies;

- U.S. and global economic conditions; and

- other risks described elsewhere in this section.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company's securities. If class action litigation is initiated against us, we may incur substantial costs and our management's attention could be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

Anti-takeover provisions in our Certificate of Incorporation and Bylaws and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law contain provisions that might enable our management to resist a takeover of our company. These provisions include the following:

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

- a prohibition on actions by written consent of our stockholders;

- the elimination of the right of stockholders to call a special meeting of stockholders;

- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

- a requirement that a super majority vote be obtained to amend or repeal certain provisions of our certificate of incorporation; and

- the ability of our board of directors to issue preferred stock without stockholder approval.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not intend to pay dividends for the foreseeable future.

We do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital, repayment of debt and for other general corporate purposes. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters is located in Houston, Texas, where we lease approximately 118,000 square feet of office space. We also lease a number of smaller regional offices. We believe our existing facilities are sufficient for our current needs, particularly as we have pivoted to a hybrid workforce.

Item 3. *Legal Proceedings*

In the ordinary course of our business, we may be involved in various legal proceedings and claims. The outcomes of these matters are inherently unpredictable. We are not currently involved in any outstanding litigation that we believe, individually or in the aggregate, will have a material adverse effect on our business, results of operations or financial condition.

Item 4. *Mine Safety Disclosures*

Not applicable.

Part II

Item 5. *Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities*

Market Information, Holders and Dividends

Our common stock is listed on the NYSE under the symbol "PRO". On February 9, 2023 there were 37 stockholders of record of our common stock. Since 2007, we have not declared or paid any dividends on our common stock. We currently expect to retain all remaining available funds and any future earnings for use in the operation and development of our business. Accordingly, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Performance Graph

The following shall not be deemed "soliciting material" or "filed" with the SEC, or incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The graph below presents a five-year comparison of the relative investment performance of our common stock, the Standard & Poor's 500 Stock Index ("S&P 500"), and the Russell 2000 Index for the period commencing on December 31, 2017, and ending December 31, 2022. The graph is not meant to be an indication of our future performance.



Comparison of Cumulative Total Return

(1)   The graph assumes that $100 was invested on December 31, 2017 in our common stock, the S&P 500 and the Russell 2000 Index and further assumes all dividends were reinvested. No cash dividends have been paid on our common stock for the periods presented above.

Company/Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
PRO	$ 100.00	$ 118.71	$ 226.54	$ 191.95	$ 130.40	$ 91.72
S&P 500	$ 100.00	$ 93.76	$ 120.84	$ 140.49	$ 178.27	$ 143.61
Russell 2000 Index	$ 100.00	$ 87.82	$ 108.66	$ 128.61	$ 146.23	$ 114.70

Issuer Purchase of Equity Securities

On August 25, 2008, we announced that the Board of Directors authorized a stock repurchase program for the purchase of up to $15.0 million of our common stock. Under the Board-approved repurchase program, share purchases may be made from time to time in the open market or through privately negotiated transactions depending on market conditions, share price, trading volume and other factors, and such purchases, if any, will be made in accordance with applicable insider trading and other securities laws and regulations. These repurchases may be commenced or suspended at any time or from time to time without prior notice.

During 2022, we did not make any purchases of our common stock under this program. As of December 31, 2022, $10.0 million remains available under the stock repurchase program.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities for the year ended December 31, 2022.

Item 6. Reserved

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Summary

 In 2022, we continued to grow our subscription revenue by enabling our customers to leverage our AI-driven solutions to help them compete in the digital economy, while managing our business towards profitability during a challenging macroeconomic environment. Notable items for 2022 included:

- subscription revenue increased 15% and total revenue increased 10% as compared to prior year as our subscription bookings improved;

- gross revenue retention rates remained above 93% during the trailing twelve months ended December 31, 2022; and

- recurring revenue, which consists of subscription and maintenance and support revenue, accounted for 84% of our total revenue.

Key Performance Metrics

 We regularly review the following key performance metrics to assess the health and trajectory of our overall business:

 ARR. Annual recurring revenue ("ARR"), a non-GAAP financial measure, is defined, as of a specific date, as contracted recurring revenue, including contracts with a future start date, together with annualized overage fees incurred above contracted minimum transactions, and excluding perpetual and term license agreements. Subscription ARR is calculated in the same manner, but excludes maintenance and support ARR. ARR should be viewed independently of revenue, deferred revenue and other GAAP measures, and is not intended to be combined with any of these items. We adjust our reported ARR on an annual basis to reflect exchange rate changes. Our constant currency ARR is based on the actual currency rates set at the beginning of the year. The same rates are used to measure both 2022 and 2021 ARR. Total ARR on a constant currency basis as of December 31, 2022 was $247.5 million, up from $226.7 million as of December 31, 2021, an increase of 9%. Total ARR on an as reported basis as of December 31, 2022 was $245.3 million, or approximately $2.2 million lower than our constant currency ARR. Subscription ARR on a constant currency basis as of December 31, 2022 was $229.0 million, up from $195.1 million as of December 31, 2021, an increase of 17%. Subscription ARR on an as reported basis as of December 31, 2022 was $227.0 million, or approximately $2.0 million lower than our constant currency subscription ARR.

 Net Cash used in Operating Activities. Net cash used in operating activities was $23.9 million for the year ended December 31, 2022, as compared to $18.6 million for the year ended December 31, 2021. The increase was primarily attributable to a higher annual incentive payment in 2022 as compared to prior year, partially offset by increased cash collections during the period.

 Free Cash Flow. We define free cash flow, a non-GAAP financial measure, as net cash provided by (used in) operating activities, excluding severance payments, less capital expenditures (excluding expenditures for PROS new headquarters), purchases of other (non-acquisition-related) intangible assets and capitalized internal-use software development costs. We believe free cash flow may be useful to investors and other users of our financial information in evaluating the amount of cash generated by our business operations. Free cash flow used for the year ended December 31, 2022 was $21.7 million, compared to $20.2 million for the year ended December 31, 2021. The following is a reconciliation of free cash flow to the most comparable GAAP measure, net cash used in operating activities:

	Year Ended December 31,	
	2022	**2021**
Net cash used in operating activities	$ (23,906)	$ (18,555)
Severance	3,058	—
Purchase of property and equipment (excluding new headquarters)	(861)	(1,655)
Free cash flow	$ (21,709)	$ (20,210)

Factors Affecting Our Performance

 Key factors and trends that have affected and we believe will continue to affect our operating results include:

- *Macroeconomic Environment.* We believe the combination of increased inflation, rising interest rates, volatile capital and financial markets, supply chain disruptions, tight labor markets, pricing volatility, the Russia-Ukraine conflict, and other macroeconomic conditions increases corporate focus on profitable growth. Despite this challenging environment, we remain confident in our ability to help optimize shopping and selling experiences for our customers. For example, pricing volatility and inflation are catalysts for demand for our price management and optimization solutions. Uncertain macroeconomic and industry conditions in countries and regions in which we operate create a challenging selling environment for large enterprise technology deployment, which impacted the pace of our sales closure rates in the second half of 2022, and we believe in the near term will lead new customers to increasingly emphasize smaller scope initial purchases with faster implementations. While our revenue and earnings are relatively predictable as a result of our subscription-based business model, the broader implications of these macroeconomic events on our business, results of operations, cash flows and overall financial position, particularly in the long term, remain uncertain. Under this model, our lower subscription bookings during the pandemic will continue to adversely impact our subscription revenue growth rates due to the timing lag between subscription bookings and the revenue recognized on those bookings. However, despite the trailing impact of the pandemic on our prior revenue growth rates, we had double digit growth for both subscription revenue and total revenue in 2022. For a full discussion on the risks and uncertainties to our business, please see the "Risk Factors" section above.

- *Profitable Growth as a Priority*. We believe that our market opportunity is large and underpenetrated, and intend to continue investing in our business to create awareness for our solutions, acquire new customers, and expand within our existing customer base globally, while focusing on cash flow and profitability. We intend to continue investing for growth and also seek opportunities to mitigate the growth in our costs and reduce our existing cost structure. We also plan to continue investing in product development to enhance our existing technologies, including initiatives to accelerate customer time-to-value, improve efficiency, and provide out-of-the-box integration with third-party commerce solutions, and develop new applications and technologies.

- *Travel Industry Recovering*. Despite operational headwinds and regional variances in the timing of travel restrictions being lifted, the travel industry, particularly the airline industry, is recovering from the unprecedented disruption caused by the pandemic. While global capacity has not fully returned to pre-pandemic levels, demand for air travel continues to recover as restrictions have been lifted. Travel in North America has led this recovery with Asia Pacific lagging, particularly as China has only recently lifted international travel restrictions. The International Air Transport Association is forecasting airline industry profitability in 2023 with certain U.S.-based airlines already publicly reporting profitable quarters. Still, the rate of airline industry recovery could be impacted negatively if inflation impacts consumer disposable income or limits business travel. Despite this geographic variation, we expect airlines to increasingly prioritize technology investments as travel returns to pre-COVID levels.

- *Digital Purchasing Driving Technology Adoption*. We believe the long-term trends toward digital purchasing by both consumers and corporate buyers will increasingly drive demand for technology that provides fast, frictionless and personalized buying experiences across direct sales, partner, online, mobile and emerging channels. Buyers often prefer not to interact with sales representatives as their primary source of research, and increasingly prefer to buy online when they have already decided what to buy. For example, in the airline industry, the pandemic accelerated a long-term trend towards direct booking channels, in part due to a significant reduction in business travel, and we anticipate airlines continuing to invest in technology, including mobile device-enabled solutions, to enhance their ability to capture a greater percentage of bookings through their own channels such as their websites. We believe companies must adopt technologies which power these types of experiences across sales channels as they modernize their sales process to compete in digital commerce. Our AI-powered solutions enable buyers to move fluidly and with personalized experiences across our customers' sales channels, and our digital offer marketing solutions help our customers drive their buyers directly into their direct selling channels.

- *Cloud Migrations*. As we continue to migrate our on-premises customers from our legacy licensed solutions to our current cloud solutions, we expect our future maintenance and support revenue to continue to decline and subscription revenue to increase. We continue to encourage our customers to migrate to our cloud solutions as we have announced end of support dates for certain of our on-premises solutions.

Description of Key Components of our Operating Results

Revenue

We derive our revenues primarily from recurring revenue, which includes subscription and maintenance and support services. Recurring revenues accounted for 84% of our total revenue in 2022.

Subscription. Subscription services revenue primarily consists of fees that give customers access to one or more of our cloud applications with related customer support. We primarily recognize subscription revenue ratably over the contractual term of the arrangement beginning with commencement of service. Subscription revenue related to certain offerings, where fees are based on a number of transactions, are recognized on a usage basis.

Maintenance and support. Maintenance and support revenue includes customer support for our legacy on-premises software and the right to unspecified software updates and enhancements. We recognize revenue from maintenance arrangements ratably over the period in which the services are provided. Our maintenance and support contracts are generally one year in length, billed annually in advance, and non-cancelable.

Services. Services revenue primarily consists of fees for configuration services, consulting and training. We typically sell our services on either a fixed-fee or time-and-materials basis. Services revenue is generally recognized as the services are performed for time and material contracts, or on a proportional performance basis for fixed-price contracts. Training revenues are recognized as the services are performed.

Services revenue varies from period to period depending on different factors, including the level of services required to implement our solutions, the timing of services revenue recognition on certain subscription contracts and any additional services requested by our customers during a particular period.

Significant judgments are required in determining whether services contained in our customer subscription contracts are considered distinct, including whether the services are capable of being distinct and whether they are separately identifiable. Services deemed to be distinct are accounted for as a separate performance obligation and revenue is recognized as the services are performed. If services are determined not to be distinct, the services and the subscription are considered to be a single performance obligation and revenue is recognized over the contractual term of the subscription beginning on the date that subscription services are made available to the customer. The associated revenue is allocated between subscription and services.

Cost of Revenue

Cost of subscription. Cost of subscription consists of infrastructure costs to support our current subscription customer base including third-party hosting services and expenses related to operating our network infrastructure, including depreciation expense and operating lease payments, salaries and related expenses, amortization of capitalized software and an allocation of depreciation, amortization of certain intangible assets and allocated overhead.

Cost of maintenance and support. Cost of maintenance and support consists largely of employee-related costs and an allocation of depreciation, amortization of intangibles, and allocated overhead.

Cost of services. Cost of services includes those costs related to services and implementation of our solutions, primarily employee-related costs and third-party contractors, billable and non-billable travel and an allocation of depreciation and allocated overhead. Cost of providing services may vary from quarter to quarter depending on a number of factors, including the amount of services required to implement and configure our solutions.

Services gross profit varies period to period depending on different factors, including the level of services required to implement our solutions, our mix of employees and third-party contractors, our effective billable man-day rates, our use of third-party system integrators and the billable utilization of our services personnel.

Operating Expenses

Selling and marketing. Selling and marketing expenses primarily consist of employee-related costs, third-party contractors, sales commissions, sales and marketing programs such as lead generation programs, company awareness programs, our annual Outperform conference, participation in industry trade shows, and other sales and marketing programs, travel, amortization expenses associated with acquired intangible assets and allocated overhead. Sales commissions are deferred and amortized on a straight-line basis over the period of benefit, which we have determined to be five to eight years.

Research and development. Research and development expenses primarily consist of employee-related costs and third-party contractors who work on enhancements of existing solutions, the development of new solutions, scientific research, quality assurance and testing, security and an allocation of depreciation, facilities and allocated overhead.

General and administrative. General and administrative expenses primarily consist of employee-related costs for executive, accounting, finance, legal, human resources and internal IT support functions and an allocation of depreciation and allocated overhead. General and administrative expenses also include outside legal and accounting fees and provision for bad debts.

Acquisition-related expenses. Acquisition-related expenses consist primarily of advisory, legal, accounting and other professional fees, insurance and integration costs for our acquisitions.

Results of Operations

Comparison of year ended December 31, 2022 with year ended December 31, 2021

Revenue:

		For the Year Ended December 31,					
		2022		2021			
(Dollars in thousands)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Variance $	Variance %	
Subscription	$ 204,041	74 %	$ 178,006	71 %	$ 26,035	15 %	
Maintenance and support	28,592	10 %	35,111	14 %	(6,519)	(19)%	
Total subscription, maintenance and support	232,633	84 %	213,117	85 %	19,516	9 %	
Services	43,504	16 %	38,306	15 %	5,198	14 %	
Total revenue	$ 276,137	100 %	$ 251,423	100 %	$ 24,714	10 %	

Subscription revenue. Subscription revenue increased primarily due to revenue from our acquisition of EveryMundo in November 2021, and an increase in new and existing customer subscription contracts.

Maintenance and support revenue. Maintenance and support revenue decreased primarily as a result of existing maintenance customers migrating to our cloud solutions and, to a lesser extent, customer maintenance churn. We expect maintenance revenue to continue to decline as we continue to migrate maintenance customers to our cloud solutions.

Services revenue. Services revenue increased primarily as a result of higher sales of professional services related to our subscription contracts and follow-on professional services to existing customers. Services revenue varies from period to period depending on different factors, including the level of professional services required to implement our solutions, the timing of services revenue recognition on certain subscription contracts and efficiencies in our solutions implementations requiring less professional services during a particular period.

Cost of revenue and gross profit.

		For the Year Ended December 31,					
		2022		2021			
(Dollars in thousands)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Variance $	Variance %	
Cost of subscription	$ 55,039	20 %	$ 53,418	21 %	$ 1,621	3 %	
Cost of maintenance and support	8,004	3 %	8,512	3 %	(508)	(6)%	
Total cost of subscription, maintenance and support	63,043	23 %	61,930	25 %	1,113	2 %	
Cost of services	47,037	17 %	42,995	17 %	4,042	9 %	
Total cost of revenue	$ 110,080	40 %	$ 104,925	42 %	$ 5,155	5 %	
Gross profit	$ 166,057	60 %	$ 146,498	58 %	$ 19,559	13 %	

Cost of subscription. Cost of subscription increased primarily due to an increase in intangibles amortization associated with the acquisition of EveryMundo and an increase in personnel costs to support our increased subscription customer base, including EveryMundo. The increase was partially offset by lower infrastructure costs driven by cost efficiencies and lower amortization expense for capitalized internal-use software. Our subscription gross profit percentage was 73% and 70% for the years ended December 31, 2022 and 2021, respectively.

Cost of maintenance and support. Cost of maintenance and support decreased primarily due to a decrease in personnel costs as a result of the need to support a declining maintenance customer base as we migrate customers to our subscription solutions. Maintenance and support gross profit percentages for the years ended December 31, 2022 and 2021, were 72% and 76%, respectively.

Cost of services. Cost of services increased primarily due to higher personnel costs to support the increase in our services revenue during the period and higher travel expenses. Services gross profit percentages for the years ended December 31, 2022 and 2021, were (8)% and (12)%, respectively. The increase in services gross profit percentages was primarily due to the increase in services revenues.

Operating expenses:

	For the Year Ended December 31,						
	2022		2021				
(Dollars in thousands)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Variance $		Variance %
Selling and marketing	$ 94,986	34 %	$ 86,445	34 %	$ 8,541		10 %
Research and development	93,412	34 %	82,268	33 %	11,144		14 %
General and administrative	54,202	20 %	49,742	20 %	4,460		9 %
Acquisition-related	—	— %	2,386	1 %	(2,386)		(100)%
Impairment charges	1,551	1 %	—	— %	1,551		— %
Total operating expenses	$ 244,151	88 %	$ 220,841	88 %	$ 23,310		11 %

Selling and marketing expenses. Selling and marketing expenses increased primarily due to an increase in headcount associated with the EveryMundo acquisition and higher severance cost including the separation of our Chief Operations Officer in the first quarter of 2022. In addition, there was an increase in travel related expenses and intangibles amortization related to the EveryMundo acquisition.

Research and development expenses. Research and development expenses increased primarily due to an increase in headcount associated with the EveryMundo acquisition as well as an increase in noncash share-based compensation and severance cost.

General and administrative expenses. General and administrative expenses increased primarily due to an increase in employee-related costs and a decrease in bad debt recovery. The bad debt recovery was $1.9 million for the year ended December 31, 2021 as a result of improved credit conditions with certain customers. In addition, our acquisition of EveryMundo also contributed to overall higher general and administrative expenses as compared to prior year.

Acquisition-related expenses. Acquisition-related expenses were $2.4 million for the year ended December 31, 2021, and consisted primarily of advisory, legal, accounting and other professional fees, insurance and integration costs for our acquisition of EveryMundo.

Impairment of fixed assets. During the year ended December 31, 2022, we recorded a $1.6 million impairment charge related to fixed assets. The impairment resulted from changes to our intentions for these assets in connection with a new agreement with a software vendor.

Non-operating expenses:

	For the Year Ended December 31,						
	2022		2021				
(Dollars in thousands)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Variance $		Variance %
Convertible debt interest and amortization	$ (6,304)	(2)%	$ (6,304)	(3)%	$ —		— %
Other income, net	$ 3,084	1 %	$ 308	— %	$ 2,776		901 %

Convertible debt interest and amortization. Convertible debt interest expense for the years ended December 31, 2022 and 2021, related to coupon interest and amortization of debt issuance costs attributable to our Notes.

Other income, net. The change in other income, net for the year ended December 31, 2022, primarily related to higher interest income during 2022 and a $1.3 million net gain on equity investments recognized during the year, partially offset by the impact of foreign currency fluctuations.

Income tax provision:

(Dollars in thousands)	For the Year Ended December 31, 2022		2021		Variance $		Variance %
Effective tax rate	(1.1)%		(1.1)%		n/a		— %
Income tax provision	$	932	$	870	$	62	7 %

Our tax provision for the year ended December 31, 2022 included both foreign income and withholding taxes. No tax benefit was recognized on jurisdictions with a projected loss for the year due to the valuation allowances on our deferred tax assets.

Our 2022 and 2021 effective tax rates had an unusual relationship to pretax loss from operations due to a valuation allowance on our net deferred tax assets. Our income tax provisions in 2022 and 2021 only included foreign income and withholding taxes, resulting in an effective tax rate of (1.1)%. The difference between the effective tax rates and the federal statutory rate of 21% for the years ended December 31, 2022 and 2021 was primarily due to the increase in our valuation allowance of $16.6 million in each period.

As of December 31, 2022 and 2021, we had a valuation allowance on our net deferred tax assets of $165.7 million and $146.8 million, respectively. The increase in the valuation allowance was principally attributable to an additional valuation allowance recorded on our current year's tax loss and other deferred tax assets including capitalized research and development costs under Internal Revenue Code Section 174 as updated by the Tax Cuts and Jobs Act of 2017.

Comparison of year ended December 31, 2021 with year ended December 31, 2020

For a comparison of our results of operations for the years ended December 31, 2021 and 2020, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 18, 2022.

Liquidity and Capital Resources

At December 31, 2022, we had $203.6 million of cash and cash equivalents and $106.3 million of working capital as compared to $227.6 million of cash and cash equivalents and $128.7 million of working capital at December 31, 2021.

Our principal sources of liquidity are our cash and cash equivalents. In addition, we could access capital markets to supplement our liquidity position. Our material drivers or variants of operating cash flow are net income (loss), noncash expenses (principally share-based compensation, intangible amortization and amortization of debt issuance costs) and the timing of invoicing and cash collections from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors and the payments of other liabilities.

We believe our existing cash and cash equivalents will provide adequate liquidity and capital resources to meet our operational requirements, anticipated capital expenditures and coupon interest payments for our Notes for the next twelve months. Our future working capital requirements depend on many factors, including the operations of our existing business, growth of our customer subscription services, future acquisitions we might undertake, expansion into complementary businesses, timing of adoption and implementation of our solutions and customer churn. Capital markets have tightened recently in response to the macroeconomic environment making new financing more difficult and/or expensive and we may not be able to obtain such financing on terms acceptable to us or at all.

Our 2024 Notes, with a principal amount of $143.8 million, mature on May 15, 2024, unless redeemed or converted in accordance with their terms prior to such date.

The following table presents key components of our Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020:

| | For the Year Ended December 31, | | |
(Dollars in thousands)	2022	2021	2020
Net cash used in operating activities	$ (23,906)	$ (18,555)	$ (49,389)
Net cash used in investing activities	(1,142)	(85,173)	(30,460)
Net cash provided by financing activities	1,069	2,471	102,914
Cash and cash equivalents (beginning of period)	227,553	329,134	306,077
Cash and cash equivalents (end of period)	$ 203,627	$ 227,553	$ 329,134

Operating Activities

Net cash used in operating activities in 2022 was $23.9 million and increased as compared to $18.6 million in 2021. The $5.4 million increase over last year was primarily attributable to a higher annual incentive payment in 2022 as compared to prior year, partially offset by increased cash collections during the period.

Investing Activities

Net cash used in investing activities for 2022 was $1.1 million and decreased as compared to $85.2 million in 2021. The decrease was primarily due to the payment for the acquisition of EveryMundo in November 2021. In addition, there was a decrease in capital expenditures and equity investments in 2022 as compared to prior year.

Financing Activities

Net cash provided by financing activities for 2022 was $1.1 million and decreased as compared to $2.5 million in 2021. The decrease was primarily due to payments for tax withholdings on vesting of employee share-based awards in 2022.

Stock Repurchases

In August 2008, our Board of Directors authorized a stock repurchase program for the purchase of up to $15.0 million of our common stock. No shares were repurchased under the program during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, $10.0 million remained available in the stock repurchase program. The repurchase of stock, if continued, will be funded primarily with existing cash balances. The timing of any repurchases will depend upon various factors including, but not limited to, market conditions, the market price of our common stock and management's assessment of our liquidity and cash flow needs. *For additional information on the stock repurchase program see Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."*

Off-Balance Sheet Arrangements and Contractual Obligations

We do not have any relationships with unconsolidated entities or financial partnerships, such as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

Our contractual obligations as of December 31, 2022 consist of obligations under our Notes, operating leases and various service agreements.

The following table sets forth our material contractual obligations, excluding imputed interest, as of December 31, 2022. For further information, see the associated Notes to Consolidated Financial Statements as referenced below:

				Payment due by period						
(Dollars in thousands)		Total		Less than 1 year		1-3 years		3-5 years	More than 5 years	Reference
Notes, including interest	$	312,726	$	4,813	$	151,163	$	156,750	$ —	Note 16
Operating leases		50,732		10,131		9,349		8,001	23,251	Note 8
Purchase commitments		166,473		34,541		84,516		47,416	—	Note 18
Total contractual obligations	$	529,931	$	49,485	$	245,028	$	212,167	$ 23,251	

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Actual results could differ from those estimates.

We believe the critical accounting policies listed below affect significant judgment and estimates used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

We derive our revenues primarily from subscription services, services and associated software maintenance and support services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the customer contract(s);
- determination of the transaction price;
- allocation of the transaction price to each performance obligation in the customer contract(s); and
- recognition of revenue when, or as, we satisfy a performance obligation.

Subscription revenue

Subscription revenue primarily consists of subscription fees that give customers access to one or more of our cloud applications along with related customer support. We primarily recognize subscription revenue ratably over the contractual term of the arrangement beginning with commencement of service. Subscription revenue related to certain offerings, where fees are based on a number of transactions, are recognized on a usage basis.

Maintenance and support revenue

Maintenance and support revenue includes customer support for our on-premises software and the right to unspecified software updates and enhancements. We recognize revenue from maintenance arrangements ratably over the period in which the services are provided. Our maintenance and support contracts are generally one year in length, billed annually in advance, and non-cancelable.

Services revenue

Services revenue primarily consists of fees for configuration services, consulting and training. We typically sell our services on either a fixed-fee or time-and-materials basis. Services revenue is generally recognized as the services are performed for time and material contracts, or on a proportional performance basis for fixed-price contracts. Training revenues are recognized as the services are performed.

Significant judgments are required in determining whether services contained in our customer subscription contracts are considered distinct, including whether the services are capable of being distinct and whether they are separately identifiable. Services deemed to be distinct are accounted for as a separate performance obligation and revenue is recognized as the services are performed. If services are not determined to be distinct, the services and the subscription are determined to be a single performance obligation and revenue is recognized over the contractual term of the subscription beginning on the date subscription services are made available to the customer. The associated revenue is allocated between subscription and services.

Customer contracts with multiple performance obligations

A portion of our customer contracts contain multiple performance obligations. Significant judgment is required in determining whether multiple performance obligations contained in a single customer contract are capable of being distinct and are separately identifiable. An obligation determined to be distinct is accounted for as a separate performance obligation and revenue is recognized when, or as, we satisfy the performance obligation. If obligations are determined not to be distinct, those obligations are accounted for as a single, combined performance obligation. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

Deferred Costs

Sales commissions earned by our sales representatives are considered incremental and recoverable costs of obtaining a customer contract. Sales commissions are capitalized and amortized on a straight-line basis over the period of benefit, which we have determined to be five to eight years. We determined the period of benefit by taking into consideration our customer contracts, expected renewals of those customer contracts (as we currently do not pay an incremental sales commission for renewals), our technology and other factors. We also capitalize amounts earned by employees other than sales representatives who earn incentive payments under compensation plans tied to the value of customer contracts acquired.

Noncash Share-Based Compensation

Noncash share-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

To date, we have granted restricted stock units ("RSUs") and market stock units ("MSUs") from the 2017 Equity Stock Plan.

The fair value of the RSUs (time and performance-based) and the equity consideration stock awards, granted as part of the EveryMundo acquisition, is based on the closing price of our stock on the date of grant.

MSUs are performance-based awards that cliff vest based on our shareholder return relative to the total shareholder return of the Russell 2000 Index ("Index") over a three-year period. The maximum number of shares issuable upon vesting is 200% of the MSUs initially granted based on the average price of our common stock relative to the Index during the Performance Period. We estimate the fair value of MSUs on the date of grant using a Monte Carlo simulation model. The determination of the fair value of the MSUs is affected by our stock price and a number of assumptions including the expected volatilities of our stock and the Index, the risk-free interest rate and expected dividends. Our expected volatility at the date of grant was based on the historical volatilities of our stock and the Index over the Performance Period.

If factors change and we employ different assumptions, noncash share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned noncash share-based compensation expense. Future noncash share-based compensation expense and unearned noncash share-based compensation will increase to the extent we grant additional equity awards to employees.

We estimate the number of awards that will be forfeited and recognize expense only for those awards that ultimately are expected to vest. Significant judgment is required in determining the adjustment to noncash share-based compensation expense for estimated forfeitures. Noncash share-based compensation expense in a period could be impacted, favorably or unfavorably, by differences between forfeiture estimates and actual forfeitures.

We record deferred tax assets for share-based compensation awards that will result in future deductions on our income tax returns, based on the amount of share-based compensation recognized at the statutory tax rate in the jurisdiction in which we will receive a tax deduction. Because the deferred tax assets we record are based upon the share-based compensation expenses in a particular jurisdiction, the aforementioned inputs that affect the fair values of our stock awards may also indirectly affect our income tax expense. In addition, differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on our income tax returns are recorded in our income tax (expense) income.

At December 31, 2022, we had $68.1 million of total unrecognized compensation costs related to noncash share-based compensation arrangements for stock awards granted. These costs will be recognized over a weighted-average period of 2.5 years.

Accounting for Income Taxes

We estimate our income taxes based on the various jurisdictions where we conduct business and we use estimates in determining our provision for income taxes. We estimate separately our deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the U.S. Internal Revenue Service or other taxing jurisdictions. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our balance sheet. At December 31, 2022, our deferred tax assets consisted primarily of temporary differences related to noncash share-based compensation, interest expense limited under Section 163(j), expense recognition of our lease obligations, Research and Experimentation ("R&E") tax credit carryforwards and net operating losses.

We review the realizability of our deferred tax asset on a quarterly basis, or whenever events or changes in circumstances indicate a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to our valuation allowances may be necessary. We continually perform an analysis related to the realizability of our deferred tax assets. As a result, and after considering tax planning initiatives and other positive and negative evidence, we determine it is more likely than not our net deferred tax assets will not be realized. During 2022, there was not sufficient positive evidence to outweigh the current and historic negative evidence to determine it was more likely than not that our net deferred tax assets would not be realized. Therefore, we continue to have a valuation allowance against net deferred tax assets as of December 31, 2022.

We account for uncertain income tax positions recognized in our financial statements in accordance with the Income Tax Topic of the Accounting Standards Codification ("ASC"), issued by the FASB. This interpretation requires companies to use a prescribed model for assessing the financial recognition and measurement of all tax positions taken or expected to be taken in their tax returns. This guidance provides clarification on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. *Please see [Note 15](#) to the Consolidated Financial Statements for more information.*

Business Combinations, Intangible Assets and Goodwill

We record tangible and intangible assets acquired and liabilities assumed in business combinations under the purchase method of accounting. The allocation of the purchase price in a business combination requires management to make significant estimates in determining the fair value of acquired assets and assumed liabilities, especially with respect to intangible assets. The excess of the purchase price in a business combination over the fair value of these tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. Critical estimates in valuing certain intangible assets include, but are not limited to, projected revenue, discount rate, obsolescence rate, cost of sales, operating expenses and customer attrition rate. We estimate fair value primarily utilizing the income and market approaches, including the multi-period excess earnings method for certain intangible assets. Our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or

36

final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statement of Comprehensive Income (Loss).

Amortization is recorded over the estimated useful lives ranging from two to eight years. We review our intangible assets subject to amortization to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. If the carrying value of an asset group exceeds its undiscounted cash flows, we will write down the carrying value of the intangible asset group to its fair value in the period identified. In assessing recoverability, we must make assumptions regarding estimated future cash flows and discount rates. If these estimates or related assumptions change in the future, we may be required to record impairment charges. If the estimate of an intangible asset's remaining useful life is changed, we will amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

We assess goodwill for impairment as of November 30 of each fiscal year, or more frequently if events or changes in circumstances indicate the fair value of our reporting unit has been reduced below its carrying value. When conducting our annual goodwill impairment assessment, we use a two-step process. The first step is to perform an optional qualitative evaluation as to whether it is more likely than not the fair value of our reporting unit is less than its carrying value, using an assessment of relevant events and circumstances. In performing this assessment, we are required to make assumptions and judgments including, but not limited to, an evaluation of macroeconomic conditions as they relate to our business, industry and market trends, as well as the overall future financial performance of our reporting unit and future opportunities in the markets in which it operates. If we determine it is not more likely than not that the fair value of our reporting unit is less than its carrying value, we are not required to perform any additional tests in assessing goodwill for impairment. However, if we conclude otherwise or elect not to perform the qualitative assessment, we perform a second step for our reporting unit, consisting of a quantitative assessment of goodwill impairment. This quantitative assessment requires us to compare the fair value of our reporting unit with its carrying value. If the carrying amount exceeds the fair value, an impairment charge will be recognized, however, loss cannot exceed the total amount of goodwill allocated to the reporting unit.

Recent Accounting Pronouncements

See *Note 2 - Summary of Significant Accounting Policies to the Consolidated Financial Statements included in this report, regarding the impact of certain recent accounting pronouncements on our Consolidated Financial Statements.*

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Currency Exchange Risk

Our contracts are predominately denominated in U.S. dollars; however, we have contracts denominated in foreign currencies and therefore a portion of our revenue is subject to foreign currency risks. The primary market risk we face is from foreign currency exchange rate fluctuations. Our cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The effect of an immediate 10% adverse change in exchange rates on foreign denominated receivables as of December 31, 2022, would have resulted in a $0.6 million loss. We are also exposed to foreign currency risk due to our operating subsidiaries in France, United Kingdom, Canada, Germany, Ireland, Australia, Bulgaria, Singapore and United Arab Emirates. A hypothetical 10% adverse change in the value of the U.S. dollar in relation to the Euro, which is our single most significant foreign currency exposure, would have changed revenue for the year ended December 31, 2022 by approximately $3.9 million. However, due to the relatively low volume of payments made and received through our foreign subsidiaries, we do not believe we have significant exposure to foreign currency exchange risks. Fluctuations in foreign currency exchange rates could harm our financial results in the future.

We currently do not use derivative financial instruments to mitigate foreign currency exchange risks. We continue to review this issue and may consider hedging certain foreign exchange risks through the use of currency futures or options in future years.

Exposure to Interest Rates

As of December 31, 2022, we had outstanding principal amounts of $150.0 million and $143.8 million of the 2027 and the 2024 Notes, respectively, which are fixed rate instruments. Therefore, our results of operations are not subject to fluctuations in interest rates. The fair value of the Notes may change when the market price of our stock fluctuates.

We believe we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents.

Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements required to be filed are indexed on page F-1 and are incorporated herein by reference. *See Item 15(a)(1) and (2).*

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation as of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting is a framework that includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria in Internal Control — Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022 based upon the COSO criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Item 9B. *Other Information*

None.

Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2023 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2023 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2023 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 13. *Certain Relationships, Related Transactions and Director Independence*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2023 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2023 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Part IV

Item 15. *Exhibits and Financial Statements Schedules*

(a)(1) Financial Statements

Reference is made to the Index to Financial Statements in the section entitled "Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

Reference is made to Schedule II, Valuation and Qualifying Accounts, as indexed on page F-32.

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(a)(3) Exhibits

Exhibits are as set forth below in the Exhibit Index. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois, and are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

PROS Holdings, Inc.
Index to the Consolidated Financial Statements

	Page
Report of independent registered public accounting firm (PCAOB ID 238)	2
Consolidated balance sheets at December 31, 2022 and 2021	4
Consolidated statements of comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020	5
Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020	6
Consolidated statements of stockholders' (deficit) equity for the years ended December 31, 2022, 2021 and 2020	7
Notes to the consolidated financial statements	8
Schedule II – valuation and qualifying accounts for the years ended December 31, 2022, 2021 and 2020	32

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of PROS Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of PROS Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), of stockholders' (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible notes in 2021.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Identifying distinct performance obligations within customer contracts

As described in Note 2 to the consolidated financial statements, for the year ended December 31, 2022, the Company recognized total revenue of $276.1 million from customer contracts. A portion of the Company's customer contracts contain multiple performance obligations. Significant judgment is required in determining whether multiple performance obligations contained in a single customer contract are capable of being distinct and are separately identifiable. An obligation determined to be distinct is accounted for as a separate performance obligation and revenue for that separate performance obligation is recognized when, or as, the Company satisfies the performance obligation. If obligations are determined not to be distinct, those obligations are accounted for as a single, combined performance obligation. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The principal considerations for our determination that performing procedures relating to revenue recognition - identifying distinct performance obligations within customer contracts is a critical audit matter are (i) the significant judgment by management when determining whether multiple performance obligations contained in a single customer contract are capable of being distinct and are separately identifiable, and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating whether the distinct performance obligations within a single customer contract were appropriately identified by management.

Addressing the matter involved performing procedures and evaluating evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over management's identification of distinct performance obligations. These procedures also included, among others (i) examining customer contracts on a test basis to identify whether the performance obligations within a single customer contract were capable of being distinct and were separately identifiable and (ii) evaluating management's conclusions through tests of underlying information.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 15, 2023

We have served as the Company's auditor since 2002.

PROS Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

		December 31,		
		2022		**2021**
Assets:				
Current assets:				
Cash and cash equivalents	$	203,627	$	227,553
Trade and other receivables, net of allowance of $609 and $1,206, respectively		48,178		40,581
Deferred costs, current		6,032		5,772
Prepaid and other current assets		9,441		9,623
Total current assets		267,278		283,529
Property and equipment, net		25,012		30,958
Operating lease right-of-use assets		17,474		25,732
Deferred costs, noncurrent		8,764		9,510
Intangibles, net		17,851		27,618
Goodwill		107,561		108,133
Other assets, noncurrent		9,012		9,003
Total assets	$	452,952	$	494,483
Liabilities and Stockholders' (Deficit) Equity:				
Current liabilities:				
Accounts payable and other liabilities	$	7,964	$	4,034
Accrued liabilities		12,854		12,631
Accrued payroll and other employee benefits		23,797		31,994
Operating lease liabilities, current		7,662		8,457
Deferred revenue, current		108,659		97,713
Total current liabilities		160,936		154,829
Deferred revenue, noncurrent		8,298		8,553
Convertible debt, net, noncurrent		289,779		288,287
Operating lease liabilities, noncurrent		28,184		38,034
Other liabilities, noncurrent		1,228		1,196
Total liabilities		488,425		490,899
Commitments and contingencies (Note 18)				
Stockholders' (deficit) equity:				
Preferred stock, $0.001 par value, 5,000,000 shares authorized none issued		—		—
Common stock, $0.001 par value, 75,000,000 shares authorized; 50,318,726 and 49,201,265 shares issued, respectively; 45,638,003 and 44,520,542 shares outstanding, respectively		50		49
Additional paid-in capital		590,475		546,693
Treasury stock, 4,680,723 common shares, at cost		(29,847)		(29,847)
Accumulated deficit		(590,898)		(508,652)
Accumulated other comprehensive loss		(5,253)		(4,659)
Total stockholders' (deficit) equity		(35,473)		3,584
Total liabilities and stockholders' (deficit) equity	$	452,952	$	494,483

The accompanying notes are an integral part of these consolidated financial statements.

PROS Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands, except per share data)

		For the Year Ended December 31,				
		2022		2021		2020
Revenue:						
Subscription	$	204,041	$	178,006	$	170,473
Maintenance and support		28,592		35,111		44,692
Total subscription, maintenance and support		232,633		213,117		215,165
Services		43,504		38,306		37,259
Total revenue		276,137		251,423		252,424
Cost of revenue:						
Subscription		55,039		53,418		51,673
Maintenance and support		8,004		8,512		9,880
Total cost of subscription, maintenance and support		63,043		61,930		61,553
Services		47,037		42,995		43,080
Total cost of revenue		110,080		104,925		104,633
Gross profit		166,057		146,498		147,791
Operating expenses:						
Selling and marketing		94,986		86,445		87,182
Research and development		93,412		82,268		77,165
General and administrative		54,202		49,742		49,524
Acquisition-related		—		2,386		—
Impairment of fixed assets		1,551		—		—
Loss from operations		(78,094)		(74,343)		(66,080)
Convertible debt interest and amortization		(6,304)		(6,304)		(11,125)
Other income, net		3,084		308		897
Loss before income tax provision		(81,314)		(80,339)		(76,308)
Income tax provision		932		870		676
Net loss		(82,246)		(81,209)		(76,984)
Net loss per share:						
Basic and diluted		(1.82)		(1.83)		(1.78)
Weighted average number of shares:						
Basic and diluted		45,269		44,348		43,301
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustment		(594)		(1,228)		480
Other comprehensive (loss) income, net of tax		(594)		(1,228)		480
Comprehensive loss	$	(82,840)	$	(82,437)	$	(76,504)

The accompanying notes are an integral part of these consolidated financial statements.

PROS Holdings, Inc.
Consolidated Statements of Cash Flows
(In thousands)

		Year Ended December 31,				
		2022		**2021**		**2020**
Operating activities:						
Net loss	$	(82,246)	$	(81,209)	$	(76,984)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Depreciation and amortization		14,967		12,060		14,334
Amortization of debt issuance costs		1,491		1,491		8,743
Share-based compensation		42,714		35,075		24,399
Provision for credit losses		(280)		(1,910)		4,783
Impairment of fixed assets		1,551		—		—
(Gain)/ Loss on equity investments, net		(1,308)		—		—
Changes in operating assets and liabilities:						
Accounts and unbilled receivables		(7,330)		12,560		10,450
Deferred costs		486		3,202		2,749
Prepaid expenses and other assets		1,712		1,828		(1,376)
Operating lease right-of-use assets and liabilities		(2,175)		1,534		16,974
Accounts payable and other liabilities		3,964		(515)		(4,817)
Accrued liabilities		26		(426)		(9,848)
Accrued payroll and other employee benefits		(8,191)		4,693		(7,106)
Deferred revenue		10,713		(6,938)		(31,690)
Net cash used in operating activities		(23,906)		(18,555)		(49,389)
Investing activities:						
Purchase of property and equipment		(861)		(2,796)		(28,493)
Purchase of equity securities		(281)		(2,895)		(281)
Acquisition of EveryMundo, net of cash acquired		—		(79,482)		—
Capitalized internal-use software development costs		—		—		(1,686)
Net cash used in investing activities		(1,142)		(85,173)		(30,460)
Financing activities:						
Proceeds from employee stock plans		2,722		3,111		2,824
Tax withholding related to net share settlement of stock awards		(1,653)		(352)		(20,481)
Payments of notes payable		—		(288)		—
Proceeds from issuance of convertible debt, net		—		—		146,925
Debt issuance costs related to convertible debt		—		—		(1,019)
Purchase of Capped Call		—		—		(25,335)
Net cash provided by financing activities		1,069		2,471		102,914
Effect of foreign currency rates on cash		53		(324)		(8)
Net change in cash and cash equivalents		(23,926)		(101,581)		23,057
Cash and cash equivalents:						
Beginning of period		227,553		329,134		306,077
End of period	$	203,627	$	227,553	$	329,134
Supplemental disclosure of cash flow information:						
Cash paid during period for:						
Taxes	$	(146)	$	(403)	$	(341)
Interest	$	(4,938)	$	(4,988)	$	(1,680)
Noncash investing activities:						
Purchase of property and equipment accrued but not paid	$	11	$	81	$	341

The accompanying notes are an integral part of these consolidated financial statements.

6

PROS Holdings, Inc.
Consolidated Statements of Stockholders' (Deficit) Equity
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Accumulated other comprehensive loss	Total Stockholders' (Deficit) Equity
	Shares	Amount		Shares	Amount			
Balance at December 31, 2019	42,630,123	$ 47	$ 560,496	4,680,723	$ (29,847)	$ (361,789)	$ (3,911)	$ 164,996
Stock awards net settlement	765,801	1	(20,482)	—	—	—	—	(20,481)
Proceeds from employee stock plans	65,457	—	2,824	—	—	—	—	2,824
Equity component of convertible debt issuance, net	—	—	47,215	—	—	—	—	47,215
Purchase of Capped Call	—	—	(25,335)	—	—	—	—	(25,335)
Warrant exercise	163	—	—	—	—	—	—	—
Noncash share-based compensation	—	—	24,322	—	—	—	—	24,322
Other comprehensive income (loss)	—	—	—	—	—	—	480	480
Net loss	—	—	—	—	—	(76,984)	—	(76,984)
Balance at December 31, 2020	43,461,544	$ 48	$ 589,040	4,680,723	$ (29,847)	$ (438,773)	$ (3,431)	$ 117,037
Stock awards net settlement	977,915	1	(353)	—	—	—	—	(352)
Proceeds from employee stock plans	81,083	—	3,111	—	—	—	—	3,111
Cumulative effect of adoption of ASU 2020-06	—	—	(80,098)	—	—	11,330	—	(68,768)
Noncash share-based compensation	—	—	34,993	—	—	—	—	34,993
Other comprehensive income (loss)	—	—	—	—	—	—	(1,228)	(1,228)
Net loss	—	—	—	—	—	(81,209)	—	(81,209)
Balance at December 31, 2021	44,520,542	$ 49	$ 546,693	4,680,723	$ (29,847)	$ (508,652)	$ (4,659)	$ 3,584
Stock awards net settlement	1,010,875	1	(1,654)	—	—	—	—	(1,653)
Proceeds from employee stock plans	106,586	—	2,722	—	—	—	—	2,722
Noncash share-based compensation	—	—	42,714	—	—	—	—	42,714
Other comprehensive income (loss)	—	—	—	—	—	—	(594)	(594)
Net loss	—	—	—	—	—	(82,246)	—	(82,246)
Balance at December 31, 2022	45,638,003	$ 50	$ 590,475	4,680,723	$ (29,847)	$ (590,898)	$ (5,253)	$ (35,473)

The accompanying notes are an integral part of these consolidated financial statements.

PROS Holdings, Inc.
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

PROS Holdings, Inc., a Delaware corporation, through its operating subsidiaries (collectively, the "Company"), provides solutions that optimize shopping and selling experiences. PROS solutions leverage artificial intelligence ("AI"), self-learning and automation to ensure that every transactional experience is fast, frictionless and personalized for every shopper, supporting both business-to-business ("B2B") and business-to-consumer ("B2C") companies across industry verticals. Companies can use these selling, pricing, revenue optimization, distribution and retail, and digital offer marketing solutions to assess their market environments in real time to deliver customized prices and offers. The Company's solutions enable their customers to provide the buyers of their products the ability to move fluidly from one sales channel to another, whether direct, partner, online, mobile or other emerging channels, each with a personalized experience regardless of which channel is used. The Company's decades of data science and AI expertise are infused into its solutions and are designed to reduce time and complexity through actionable intelligence.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

These Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Certain prior year amounts have been reclassified for consistency with the current year presentation. Such reclassifications impacted the classification of general and administrative expenses and research and development expenses. These insignificant reclassifications had no effect on the reported results of operations, cash flows, or financial position.

Changes in Accounting Policies

The Company has consistently applied the accounting policies described in this Note 2 to all periods presented in these Consolidated Financial Statements, except for the Company's adoption of certain accounting standards described in more detail under "*Recently adopted accounting pronouncements*" in this Note 2 below.

Dollar Amounts

The dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars, except per share amounts, or as noted within the context of each footnote disclosure.

Use of Estimates

The preparation of these Consolidated Financial Statements in conformity with GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses during the reporting period. The complexity and judgment required in the Company's estimation process, as well as issues related to the assumptions, risks and uncertainties inherent in determining the nature and timing of satisfaction of performance obligations and determining the standalone selling price of performance obligations, affect the amounts of revenue, expenses, unbilled receivables and deferred revenue. Estimates are also used for, but not limited to, receivables, allowance for credit losses, the determination of the period of benefit for deferred commissions, operating lease right-of-use assets and operating lease liabilities, useful lives of assets, depreciation and amortization, fair value of assets acquired and liabilities assumed for business combinations, income taxes and deferred tax asset valuation, valuation of stock awards, other current liabilities and accrued liabilities. Numerous internal and external factors can affect estimates. Actual results could differ from those estimates and such differences could be material to the Company's consolidated financial position and results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase, or the ability to be settled in cash within a period of three months, to be cash equivalents, except for commercial paper which is classified as short-term investments, if any. The Company has a cash management program that provides for the investment of excess cash balances, primarily in short-term money market instruments.

8

Trade and Other Receivables

Trade and other receivables are primarily comprised of trade receivables, net of allowance for credit losses, contract assets and unbilled receivables. The Company records trade accounts receivable for its unconditional rights to consideration arising from the Company's performance under contracts with customers. The Company's standard billing terms are generally within thirty to sixty days from the date of the invoice. The carrying value of such receivables, net of the allowance for credit losses, represents their estimated net realizable value. When developing its estimate of expected credit losses on trade and other receivables, the Company considers the available information relevant to assessing the collectability of cash flows, which includes a combination of both internal and external information relating to past events, current conditions, and future forecasts as well as relevant qualitative and quantitative factors that relate to the environment in which the Company operates.

Contract assets represent conditional rights to consideration that have been recognized as revenue in advance of billing the customer. Unbilled receivables represent unconditional rights to consideration arising from revenue that have been recognized in advance of billing the customer.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid third-party software subscription and license fees, deferred project costs and prepaid taxes.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation. Maintenance, repairs and minor replacements are charged to expense as incurred. Depreciation on property and equipment, with the exception of leasehold improvements, is recorded using the straight-line method over the estimated useful lives of the assets. Depreciation on leasehold improvements is recorded using the shorter of the lease term or useful life. When property is retired or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in the Consolidated Statements of Comprehensive Income (Loss) in the period of disposal.

Internal-Use Software

Costs incurred to develop internal-use software during the application development stage are capitalized, stated at cost, and depreciated using the straight-line method over the estimated useful lives of the assets. Application development stage costs generally include salaries and personnel costs and third-party contractor expenses associated with internal-use software development, configuration and coding. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Capitalized internal-use software is included in property and equipment, net in the Consolidated Balance Sheets.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities and noncurrent operating lease liabilities in the Company's Consolidated Balance Sheet.

ROU assets represent the Company's right to use an underlying asset over the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company includes any anticipated lease incentives in the determination of lease liability.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

The Company's lease terms will include options to extend the lease when it is reasonably certain the Company will exercise that option. Leases with a term of 12 months or less are not recorded on the Company's Consolidated Balance Sheet. The Company's lease agreements do not contain any residual value guarantees.

Deferred Costs

Sales commissions earned by the Company's sales representatives are considered incremental and recoverable costs of obtaining a customer contract. Sales commissions are capitalized and amortized on a straight-line basis over the period of benefit, which the Company has determined to be five to eight years. The Company determined the period of benefit by taking into consideration its customer contracts and expected renewals of those customer contracts (as the Company currently does not pay an incremental sales commission for contract renewals). The Company also capitalizes amounts earned by employees other than sales representatives who earn incentive payments under compensation plans that are also tied to the value of customer contracts acquired. There were no such amounts capitalized in the years ended December 31, 2022 and 2021. Amortization of deferred costs is included in selling and marketing expense in the Consolidated Statements of Comprehensive Income (Loss).

Deferred Implementation Costs

The Company capitalizes certain contract fulfillment costs, including personnel and other costs (such as hosting, employee salaries, benefits and payroll taxes), associated with contract arrangements where services are not distinct from other undelivered performance obligations in its customer contracts. The Company analyzes implementation costs and capitalizes those costs directly related to customer contracts that are expected to be recoverable. Deferred implementation costs are amortized ratably over the remaining contract term once the revenue recognition criteria for the respective performance obligation has been met and revenue recognition commences. Deferred implementation costs are included in prepaid and other current assets and other assets, noncurrent in the Consolidated Balance Sheets. Amortization of deferred implementation costs is included in cost of subscription and cost of services revenues in the Consolidated Statements of Comprehensive Income (Loss).

Deferred Revenue

Deferred revenue primarily consists of customer invoicing in advance of revenues being recognized. The Company generally invoices its customers annually in advance for subscription services and maintenance and support services. Deferred revenue anticipated to be recognized during the next twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the asset or group of assets with the associated assets' carrying value. If the carrying value of the asset or group of assets exceeds its expected future cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value.

Business Combinations, Intangible Assets and Goodwill

The Company records tangible and intangible assets acquired and liabilities assumed in business combinations under the purchase method of accounting. The allocation of the purchase price in a business combination requires management to make significant estimates in determining the fair value of acquired assets and assumed liabilities, especially with respect to intangible assets. The excess of the purchase price in a business combination over the fair value of these tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. Critical estimates in valuing certain intangible assets include, but are not limited to, projected revenue, discount rate, obsolescence rate, cost of sales, operating expenses and customer attrition rate. The Company estimates fair value primarily utilizing the income and market approaches, including the multi-period excess earnings method for certain intangible assets. Its estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statement of Comprehensive Income (Loss).

Intangible assets that have finite lives are amortized over their useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. During this review, the Company reevaluates the significant assumptions used in determining the original cost and estimated lives of the intangible assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate or whether there has been an impairment of the intangible assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets group's recovery. If impairment exists, the Company would adjust the carrying value of the assets to fair value, generally determined by a discounted cash flow analysis.

Goodwill represents the excess of the purchase consideration over the net of the acquisition-date fair value of identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in connection with business combinations. Goodwill is not amortized but is assessed for impairment as of November 30 of each fiscal year, or more frequently if events or changes in circumstances indicate the fair value of the Company's sole reporting unit has been reduced below its carrying value. When conducting the annual goodwill impairment assessment, a two-step process is used. The first step is to perform an optional qualitative evaluation as to whether it is more likely than not that the fair value of the Company's sole reporting unit is less than its carrying value, using an assessment of relevant events and circumstances. In performing this assessment, the Company is required to make assumptions and judgments including but not limited to an evaluation of macroeconomic conditions as they relate to the business, industry and market trends, as well as the overall future financial performance of the reporting unit and future opportunities in the markets in which it operates. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no additional tests are required to be performed in assessing goodwill for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, the Company performs a second step, consisting of a quantitative assessment of goodwill impairment. This quantitative assessment requires the Company to compare the fair value of its reporting unit with its carrying value. If the carrying amount exceeds the fair value, an impairment charge will be recognized, however, loss cannot exceed the total amount of goodwill allocated to the reporting unit. Based on the results of the qualitative review of goodwill performed as of November 30, 2022, the Company did not identify any indicators of impairment. As such, the quantitative assessment described above was not necessary.

Equity Investments

Investments in equity securities of privately held companies without readily determinable fair value, where the Company does not exercise significant influence over the investee, are recorded at cost, less impairment and adjusted for subsequent observable price changes obtained from orderly transactions for identical or similar investments issued by the same investee. Adjustments resulting from impairment, fair value, or observable price changes are accounted for in the Consolidated Statements of Comprehensive Income (Loss).

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash equivalents, receivables and accounts payable, and equity investments approximates their fair values at December 31, 2022 and 2021. *For additional information on the Company's fair value measurements, see Note 10 to the Consolidated Financial Statements.*

Convertible Senior Notes

Historically, in accounting for the issuance of the Notes, the Company separated each of the Notes into liability and equity components. The carrying amounts of the liability components were calculated by measuring the fair value of similar liabilities that did not have associated convertible features. The carrying amount of the equity components representing the conversion option were determined by deducting the fair value of the liability components from the par value of the respective Notes. These differences represented debt discounts that were amortized to interest expense over the respective terms of the Notes using the effective interest rate method. The equity components were not remeasured as long as they continued to meet the conditions for equity classification. In accounting for the issuance costs related to the Notes, the Company allocated the total amount of issuance costs incurred to the liability and equity components based on their relative values. Issuance costs attributable to the liability components were being amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the respective terms of the Notes. The issuance costs attributable to the equity components were netted against the respective equity components in additional paid-in capital.

Effective January 1, 2021, the Company early adopted ASU 2020-06, *Debt - Debt with Conversion and Other Options ("Subtopic 470-20") and Derivatives and Hedging - Contracts in an Entity's Own Equity ("Subtopic 815-40");* for the impact of adoption of the new standard, refer to *"Recently Adopted Accounting Pronouncements"* below.

Under the new standard, the Company records the principal amount of the Notes as a liability. Issuance costs attributable to the Notes are being amortized on a straight-line basis over the respective terms of the Notes and are presented as a direct deduction from convertible debt, net, noncurrent.

The 2024 Notes, with a principal amount of $143.8 million, mature on May 15, 2024, unless redeemed or converted in accordance with their terms prior to such date. At December 31, 2022, the Company had $203.6 million of cash and cash equivalents. The Company believes its existing cash and cash equivalents will provide adequate liquidity and capital resources to meet its operational requirements, anticipated capital expenditures and coupon interest payments for the Notes for the next twelve months. Capital markets have tightened recently in response to the macroeconomic environment making new financing more difficult and/or expensive and the Company may not be able to obtain such financing on terms acceptable to it or at all.

Research and Development

Research and development costs for software sold to customers are generally expensed as incurred. These costs include salaries and personnel costs, including employee benefits, third-party contractor expenses, software development tools, an allocation of facilities and depreciation expenses and other expenses in developing new solutions and upgrading and enhancing existing solutions.

Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. To date, software development costs incurred between completion of a working prototype and general availability of the related product have not been material.

Treasury Stock

The Company is authorized to make treasury stock purchases in the open market pursuant to the share repurchase program, which was approved by its Board of Directors on August 28, 2008. The Company accounts for the purchase of treasury stock under the cost method. *For additional information on the Company's stock repurchase program, see* Note 12 *to the Consolidated Financial Statements.* There were no treasury stock repurchases under the program for the years ended December 31, 2022, 2021 and 2020.

Revenue Recognition

The Company derives its revenues primarily from subscriptions, services, and associated software maintenance and support services.

The Company determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the customer contract(s);
- determination of the transaction price;
- allocation of the transaction price to each performance obligation in the customer contract(s); and
- recognition of revenue when, or as, the Company satisfies a performance obligation.

Subscription revenue

Subscription revenue primarily consists of subscription fees that give customers access to one or more of the Company's cloud applications with related customer support. The Company generally recognizes subscription revenue ratably over the contractual term of the arrangement beginning with commencement of service. Subscription revenue related to certain offerings, where fees are based on a number of transactions, are recognized on a usage basis. The Company's subscription contracts do not provide customers with the right to take possession of the software supporting the service and, as a result, are accounted for as service contracts. The Company's subscription contracts are generally one to five years in length, billed annually in advance, and non-cancelable.

Maintenance and support revenue

Maintenance and support revenue includes customer support for on-premises licenses and the right to unspecified software updates and enhancements. The Company recognizes revenue from maintenance and support arrangements ratably over the period in which the services are provided. The Company's maintenance and support contracts are generally one year in length, billed annually in advance, and non-cancelable.

Services revenue

Services revenue primarily consists of fees for configuration services, consulting and training. The Company typically sells its services either on a fixed-fee or time-and-material basis. Services revenue is generally recognized as the services are performed for time and material contracts, or on a proportional performance basis for fixed-price contracts. Training revenue is recognized as the services are rendered.

Significant judgments are required in determining whether services contained in the Company's customer subscription contracts are considered distinct, including whether the services are capable of being distinct and whether they are separately identifiable. Services deemed to be distinct are accounted for as a separate performance obligation on a relative standalone selling price basis and revenue is recognized as the services are performed. If services are determined not to be distinct, the services and the subscription are considered to be a single performance obligation and revenue is recognized over the contractual term of the subscription beginning on the date subscription services are made available to the customer. The associated revenue is allocated between subscription and services.

Customer contracts with multiple performance obligations

A portion of the Company's customer contracts contain multiple performance obligations. Significant judgment is required in determining whether multiple performance obligations contained in a single customer contract are capable of being distinct and are separately identifiable. An obligation determined to be distinct is accounted for as a separate performance obligation and revenue for that separate performance obligation is recognized when, or as, the Company satisfies the performance obligation. If obligations are determined not to be distinct, those obligations are accounted for as a single, combined performance obligation. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

Disaggregation of revenue

The Company categorizes revenue from external customers by geographic area based on the location of the customer's headquarters. *For additional information regarding the Company's revenue by geography, see Note 19 to the Consolidated Financial Statements.*

Foreign Currency

The Company has certain contracts denominated in foreign currencies and therefore a portion of the Company's revenue is subject to foreign currency risks. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables, are classified in other income, net included in the accompanying Consolidated Statements of Comprehensive Income (Loss).

The functional currency of PROS France SAS ("PROS France") is the Euro. The financial statements of this subsidiary are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for the period for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders' equity (deficit).

Noncash Share-Based Compensation

The Company's Amended and Restated 2017 Equity Incentive Plan (the "2017 Stock Plan") provides for noncash share-based compensation through the grant of: (i) restricted stock awards; (ii) restricted stock unit awards - time, performance

13

and market-based ("RSUs"); (iii) stock options; (iv) stock appreciation rights ("SARs"); (v) phantom stock; and (vi) performance awards, such as market stock units ("MSUs"). To date, the Company has granted RSUs and MSUs from this plan.

The Company issues common stock from its pool of authorized stock upon exercise of stock options, settlement of SARs and MSUs or upon vesting of RSUs.

In November 2021, the Company granted inducement awards in an aggregate amount of 332,004 shares in accordance with NYSE Rule 303A.08. These inducement awards were in the form of RSUs granted to certain new employees in connection with the acquisition of EveryMundo.

As part of the EveryMundo acquisition in November 2021, the purchase agreement included equity consideration of 273,120 shares of the Company's common stock to be issued to the recipients contingent on their employment with the Company during a two-year period. Based on the underlying agreements, this portion of the consideration was determined to represent post-combination noncash share-based compensation expense from an accounting perspective as opposed to purchase consideration.

The following table presents the number of awards outstanding for each award type as of December 31, 2022 and 2021 (in thousands):

Award type	Year Ended December 31,	
	2022	2021
Restricted stock units (time-based)	2,235	2,145
Restricted stock units (performance-based)	—	140
Market stock units	216	126
EveryMundo Equity consideration	137	273

Restricted stock units. The fair value of the RSUs (time-based and performance-based) is based on the closing price of the Company's stock on the date of grant and is amortized over the vesting period. RSUs include (i) time-based awards and (ii) performance-based awards in which the number of shares that vest are based upon achievement of certain internal performance metrics set by the Company.

Market stock units. MSUs are performance-based awards that vest based upon the Company's relative shareholder return. The actual number of MSUs that will be eligible to vest is based on the total shareholder return of the Company relative to the total shareholder return of the Russell 2000 Index ("Index") over a 3-year period ending December 31, 2023 and December 31, 2024 ("Performance Period"), respectively. The MSUs will vest on January 31, 2024 and January 31, 2025, respectively. The maximum number of shares issuable upon vesting is 200% of the MSUs initially granted based on the average price of the Company's common stock relative to the Index during the Performance Period. The Company estimates the fair value of MSUs on the date of grant using a Monte Carlo simulation model. The determination of the fair value of the MSUs is affected by the Company's stock price and a number of assumptions including the expected volatility of the Company's stock and the Index, its risk-free interest rate and expected dividends. The Company's expected volatility at the date of grant was based on the historical volatilities of the Company and the Index over the Performance Period.

Equity consideration. The fair value of the equity consideration stock awards is based on the closing price of the Company's stock on the date of grant and is amortized over the vesting period.

If factors change and the Company employs different assumptions, noncash share-based compensation expense may differ significantly from what has been recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned noncash share-based compensation expense. Future noncash share-based compensation expense and unearned noncash share-based compensation will increase to the extent that the Company grants additional equity awards to employees.

At December 31, 2022, there were an estimated $68.1 million of total unrecognized compensation costs related to noncash share-based compensation arrangements. These costs will be recognized over a weighted average period of 2.5 years. *For further discussion of the Company's noncash share-based compensation plans, see Note 14 to the Consolidated Financial Statements.*

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Income Taxes

The Company uses the asset and liability method to account for income taxes, including recognition of deferred tax assets and liabilities for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax basis. The Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in the valuation allowance from period to period are included in the Company's tax provision in the period of change.

The Company accounts for uncertain income tax positions recognized in an enterprise's financial statements in accordance with the income tax topic of the ASC issued by the FASB. This interpretation requires companies to use a prescribed model for assessing the financial recognition and measurement of all tax positions taken or expected to be taken in its tax returns. This guidance provides clarification on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company recognizes accrued interest and penalties related to income taxes, if any, as a component of income tax expense. *For additional information regarding the Company's income taxes, see* Note 15 *to the Consolidated Financial Statements.*

Segment Reporting

The Company reports as one operating segment with the Chief Executive Officer ("CEO") acting as the Company's chief operating decision maker. The Company's CEO reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has a single reporting unit, and there are no segment managers who are held accountable for operations, operating results or components below the consolidated unit level.

Earnings Per Share

The Company computes basic earnings (loss) per share by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by giving effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible notes using the if-converted method. Dilutive potential common shares consist of shares issuable upon the exercise of stock options, shares of unvested restricted stock units, market stock units and equity consideration, and settlement of stock appreciation rights, if any. When the Company incurs a net loss, the effect of the Company's outstanding stock options, stock appreciation rights, restricted stock units, market stock units, equity consideration and convertible notes are not included in the calculation of diluted earnings (loss) per share as the effect would be anti-dilutive. Accordingly, basic and diluted net loss per share are identical.

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08*, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contract with Customers ("Topic 805")*, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This new standard is effective for the Company's interim and annual periods beginning January 1, 2023, and earlier adoption is permitted. The Company early adopted Topic 805 in the fourth quarter of 2021 and there was no impact on the Company's Consolidated Financial Statements as of the adoption date. The Company applied the standard prospectively to the acquisition of EveryMundo which occurred in November 2021.

In August 2020, the FASB issued ASU 2020-06, *Debt - Debt with Conversion and Other Options ("Subtopic 470-20") and Derivatives and Hedging - Contracts in an Entity's Own Equity ("Subtopic 815-40")*, which simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity's own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. This new standard is effective for the Company's interim and annual periods beginning January 1, 2022, and earlier adoption is permitted on January 1, 2021. The Company may elect to apply the amendments on a retrospective or modified retrospective basis. The Company early adopted the new standard effective January 1, 2021 on the modified retrospective basis. The adoption decreased additional paid-in capital by $80.1 million related to the equity conversion component of the outstanding convertible notes which was previously separated and recorded in equity, and increased convertible debt, net by $68.8 million related to the removal of the debt discounts and adjustment of debt issuance cost recorded under the previous standard. The net cumulative effect of the adjustments of $11.3 million was recorded as a decrease to the opening balance of the accumulated deficit as of January 1, 2021. As a result of the adoption, the noncash interest expense was lower for the year ended December 31, 2022 and will be lower for the remaining term of the outstanding convertible notes. The adoption had no impact on the Consolidated Statements of Cash Flows. Consolidated Financial Statements for the year ended December 31, 2020 remain as previously reported.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("Topic 326")*, in order to improve financial reporting of expected credit losses on financial instruments and other commitments to extend credit. Topic 326 requires that an entity measure and recognize expected credit losses for financial assets held at amortized cost and replaces the incurred loss impairment methodology in current GAAP with a methodology that requires consideration of a broader range of information to estimate credit losses. The Company adopted Topic 326 as of January 1, 2020 using the modified retrospective method and there was no material impact on the Company's Consolidated Financial Statements as of the adoption date.

Recent Accounting Pronouncements

With the exception of the new standards discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2022, that are of significance or potential significance to the Company.

3. Business Combinations

EveryMundo

On November 30, 2021, the Company acquired EveryMundo LLC ("EveryMundo"), a privately held company based in Miami, Florida, for a cash consideration, net of cash acquired, of approximately $79.5 million and an equity consideration of approximately $10.0 million. Since the equity consideration is contingent on certain employees' continued employment with the Company for a two-year period, it was determined, based on accounting guidance, the related amounts should be treated as post-combination compensation and accordingly are not included as part of the purchase price allocation. EveryMundo is a digital offer marketing pioneer that enables brands to broaden their digital reach and deepen customer engagement, providing greater control over direct and indirect channels they participate in to help create superior brand experiences and foster brand loyalty over time.

Since the acquisition date and for the year ended December 31, 2021, the Company has included $1.1 million of revenue and $1.4 million of net loss related to EveryMundo in its Consolidated Statements of Comprehensive Income (Loss). During the years ended December 31, 2022 and 2021, the Company incurred acquisition-related costs of zero and $2.4 million, respectively, consisting primarily of advisory, legal, accounting and other professional fees, and integration costs.

The final allocation of the purchase price for EveryMundo is as follows (in thousands):

Current assets	$	2,193
Noncurrent assets		736
Intangibles		23,300
Goodwill		58,915
Current liabilities		(4,972)
Noncurrent liabilities		(542)
Purchase consideration	$	79,630

The following are the identifiable intangible assets acquired (in thousands) with respect to the EveryMundo acquisition, and their respective useful lives:

		Amount	Weighted Average Useful Life (years)
Developed technology	$	15,700	5
Customer relationships		5,500	4
Trade name		2,100	8
Total	$	23,300	

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The goodwill recognized was primarily attributable to the assembled workforce and expanded market opportunities from integrating EveryMundo's technology into the Company's product portfolio. The goodwill is deductible for U.S. federal income tax purposes.

The Company made a determination that $2.8 million of deferred tax asset was assumed on the acquisition date. The deferred tax asset is comprised of excess tax basis in goodwill. A full valuation allowance of $2.8 million was recorded offsetting the deferred tax asset as of the acquisition date.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of the Company and EveryMundo, on a pro forma basis as though the Company had acquired EveryMundo on January 1, 2020. The pro forma information for all periods presented also includes the effect of business combination accounting resulting from the acquisition, including amortization charges from acquired intangible assets.

		Year Ended December 31,		
(in thousands, except earnings per share)		2021		2020
Total revenue	$	261,807	$	263,060
Net loss		(99,605)		(84,498)
Earnings per share - basic and diluted	$	(2.25)	$	(1.95)

4. Trade and Other Receivables, Net

Accounts receivable at December 31, 2022 and 2021, consists of the following (in thousands):

		December 31,		
		2022		2021
Accounts receivable	$	40,852	$	38,398
Unbilled receivables and contract assets		7,935		3,389
Total receivables		48,787		41,787
Less: Allowance for credit losses		(609)		(1,206)
Trade and other receivables, net	$	48,178	$	40,581

The bad debt (recovery) expense reflected in general and administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020, totaled approximately $(0.3) million, $(1.9) million and $4.8 million, respectively.

5. Deferred Costs

Deferred costs, which primarily consist of capitalized sales commissions, were $14.8 million and $15.3 million as of December 31, 2022 and December 31, 2021, respectively. Amortization expense for the deferred costs was $5.8 million, $6.2 million and $5.9 million for the year ended December 31, 2022, 2021 and 2020, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

6. Deferred Implementation Costs

Deferred implementation costs, which related to certain customer contract fulfillment costs, were $1.6 million and $2.4 million as of December 31, 2022 and December 31, 2021, respectively. Amortization expense for the deferred implementation costs was $1.2 million, $1.2 million and $1.8 million for the year ended December 31, 2022, 2021 and 2020, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

7. Property and Equipment, Net

Property and equipment, net as of December 31, 2022 and 2021 consists of the following:

| | | December 31, | |
	Estimated useful life	2022	2021
Furniture and fixtures	5-10 years	$ 6,318	$ 6,312
Computers and equipment	3-5 years	15,262	17,008
Software	3-6 years	4,422	7,879
Capitalized internal-use software development costs	3 years	11,746	11,908
Leasehold improvements	Shorter of lease term or useful life	21,918	21,867
Property and equipment, gross		59,666	64,974
Less: Accumulated depreciation and amortization		(34,654)	(34,016)
Property and equipment, net		$ 25,012	$ 30,958

Depreciation and amortization was approximately $5.2 million, $8.0 million and $8.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company disposed of approximately $3.1 million, $1.5 million and $8.3 million, respectively, of fully depreciated assets. During the years ended December 31, 2022, 2021 and 2020, the Company recognized no loss on disposal of assets. As of December 31, 2022 and 2021, the Company had approximately $14.4 million and $15.2 million, respectively, of fully depreciated assets in use.

During the years ended December 31, 2022 and 2021, the Company capitalized no internal-use software development costs related to its subscription solutions. As of December 31, 2022 and 2021, $11.7 million and $11.9 million, respectively, of capitalized internal-use software development costs were subject to amortization and $10.9 million and $10.1 million, respectively, of capitalized internal-use software development costs were included in accumulated depreciation and amortization for the years ended December 31, 2022 and 2021.

During the year ended December 31, 2022, the Company recorded a $1.6 million impairment charge related to fixed assets. The impairment resulted from the Company's changed intentions for these assets in connection with a new agreement with a software vendor. The Company did not identify any impairment indicators and recorded no impairment charges in the years ended December 31, 2021 and 2020.

8. Leases

The Company has operating leases for data centers, computer infrastructure, corporate offices and certain equipment. These leases have remaining lease terms ranging from 1 year to 11 years. Some of these leases include options to extend for up to 15 years, and some include options to terminate within 1 year. The Company includes options in the lease terms when it is reasonably certain the Company will exercise that option.

As of December 31, 2022, the Company did not have any finance leases.

The components of operating lease expense were as follows (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Operating lease cost	$ 8,576	$ 9,737	$ 11,632
Variable lease cost	4,264	3,905	1,717
Sublease income	(222)	(108)	(375)
Total lease cost	$ 12,618	$ 13,534	$ 12,974

Supplemental information related to leases was as follows (in thousands):

		Year Ended December 31,			
	2022		2021		2020
Cash paid for amounts included in the measurement of lease liability:					
Cash paid for operating lease liabilities	$	8,423	$	8,828	$	7,562
Right-of-use asset obtained in exchange for operating lease liability	$	787	$	1,949	$	12,599

	December 31, 2022	December 31, 2021
Weighted average remaining lease term:		
Operating leases	8.5 years	8.2 years
Weighted average discount rate:		
Operating leases	7.63 %	7.32 %

In January 2022, an existing operating lease was modified due to a change in future payments. The result was a decrease in the related right-of-use asset and corresponding lease liability of $2.7 million.

As of December 31, 2022, maturities of lease liabilities were as follows (in thousands):

Year Ending December 31,		Amount
2023	$	10,131
2024		5,208
2025		4,141
2026		4,036
2027		3,965
2028 and thereafter		23,251
Total operating lease payments		50,732
Less: Imputed interest		(14,886)
Total operating lease liabilities	$	35,846

9. Goodwill and Intangible Assets

The change in the carrying amount of goodwill for the years ended December 31, 2022 and 2021, was as follows (in thousands):

Balance as of December 31, 2020	$	50,044
Goodwill acquired		58,915
Foreign currency translation adjustments		(826)
Balance as of December 31, 2021		108,133
Foreign currency translation adjustments		(572)
Balance as of December 31, 2022	$	107,561

The goodwill balance related to PROS France is denominated in Euro and the goodwill balance related to PROS Travel Commerce, Inc. (formerly Vayant Travel Technologies, Inc.), Pros Travel Retail SAS (formerly Travelaer SAS) and EveryMundo is denominated in the U.S. dollar.

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Intangible assets consisted of the following as of December 31, (in thousands):

| | | December 31, 2022 | | |
	Weighted average useful life (years)	Gross Carrying Amount	Accumulated Amortization*	Net Carrying Amount
Developed technology	6	$ 42,120	$ 29,409	$ 12,711
Maintenance relationships	8	3,374	3,374	—
Customer relationships	5	17,902	14,578	3,324
Trade name	8	2,100	284	1,816
Acquired technology	2	1,925	1,925	—
Total		$ 67,421	$ 49,570	$ 17,851

*Cumulative foreign currency translation adjustments, reflecting movement in the currencies of the underlying entities, had an immaterial impact on intangible assets as of December 31, 2022.

| | | December 31, 2021 | | |
	Weighted average useful life (years)	Gross Carrying Amount	Accumulated Amortization*	Net Carrying Amount
Developed technology	6	$ 42,644	$ 23,268	$ 19,376
Maintenance relationships	8	3,470	3,452	18
Customer relationships	5	17,948	11,802	6,146
Trade name	8	2,100	22	2,078
Acquired technology	2	1,925	1,925	—
Total		$ 68,087	$ 40,469	$ 27,618

*Cumulative foreign currency translation adjustments, reflecting movement in the currencies of the underlying entities, had an immaterial impact on intangible assets as of December 31, 2021.

Intangible asset amortization expense for the years ended December 31, 2022, 2021 and 2020 was $9.8 million, $4.0 million and $6.3 million, respectively. As of December 31, 2022, the expected future amortization expense for the acquired intangible assets for each of the five succeeding years and thereafter was as follows (in thousands):

Year Ending December 31,	Amount
2023	$ 6,183
2024	4,637
2025	3,736
2026	2,533
2027	263
2028 and thereafter	499
Total amortization expense	$ 17,851

10. Fair Value Measurements

The Company adopted fair value measurements guidance for financial and nonfinancial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

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Level 2: Quoted prices for similar assets or liabilities in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A portion of the Company's existing cash and cash equivalents are invested in short-term interest bearing obligations with original maturities less than 90 days, principally various types of money market funds. The Company does not enter into investments for trading or speculative purposes.

At December 31, 2022 and 2021, the Company had approximately $168.1 million and $203.3 million invested in treasury money market funds. The fair value of the treasury money market funds is determined based on quoted market prices, which represents level 1 in the fair value hierarchy as defined by Accounting Standard Codification ("ASC") 820, "*Fair Value Measurement and Disclosure*."

The fair value of the Company's Notes is classified in the level 2 hierarchy. *See Note 16 for further detail regarding the Notes.*

As of December 31, 2022 and 2021, the Company had $7.1 million and $5.5 million, respectively, of equity securities in privately held companies and a venture fund, which are included in other assets, noncurrent in the Consolidated Balance Sheet. These investments are accounted for at cost, less impairment and adjusted for subsequent observable price changes obtained from orderly transactions for identical or similar investments issued by the same investee. The Company estimates the fair value of its equity investments by considering available information such as pricing in recent rounds of financing and any other readily available market data, which represents level 3 in the fair value hierarchy. An impairment charge to current earnings is recorded when the cost of the investment exceeds its fair value and if a qualitative assessment indicated that the investment is impaired.

During the third quarter of 2022, the Company identified an observable price change related to an equity investment without a readily determinable fair value and recorded a non-cash gain of $3.3 million in other income, net in the Consolidated Statements of Comprehensive Income (Loss). During the fourth quarter of 2022, the Company identified an observable price change related to another equity investment. The change was determined to be a decrease in fair value below the carrying cost of the equity investment and the Company recorded an impairment loss of $2.0 million in other income, net in the Consolidated Statements of Comprehensive Income (Loss). As of December 31, 2021 and 2020 the Company determined there were no impairments on its equity investments.

11. Deferred Revenue and Performance Obligations

Deferred Revenue

For the year ended December 31, 2022 and 2021, the Company recognized approximately $93.5 million and $95.2 million, respectively, of revenue that was included in the deferred revenue balances at the beginning of the respective periods and primarily related to subscription services, maintenance and support, and other services.

Performance Obligations

As of December 31, 2022, the Company expects to recognize approximately $441.5 million of revenue from remaining performance obligations. The Company expects to recognize revenue on approximately $206.3 million of these performance obligations over the next 12 months, with the balance recognized thereafter.

12. Stockholders' (deficit) equity

Stock Repurchase

On August 25, 2008, the Company's Board of Directors approved a stock repurchase program that authorized the Company to purchase up to $15.0 million of the Company's outstanding shares of common stock. Under the board-approved repurchase program, share purchases may be made from time to time in the open market or through privately negotiated transactions depending on market conditions, share price, trading volume and other factors, and such purchases, if any, will be made in accordance with applicable insider trading and other securities laws and regulations. These repurchases may be commenced or suspended at any time or from time to time without prior notice.

The Company did not repurchase any shares under this plan for the years ended December 31, 2022 and 2021. The remaining amount available to purchase common stock under this plan was $10.0 million as of December 31, 2022.

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

		For the Year Ended December 31,				
		2022		2021		2020
Numerator:						
Net loss	$	(82,246)	$	(81,209)	$	(76,984)
Denominator:						
Weighted average shares (basic)		45,269		44,348		43,301
Dilutive effect of potential common shares		—		—		—
Weighted average shares (diluted)		45,269		44,348		43,301
Basic earnings per share	$	(1.82)	$	(1.83)	$	(1.78)
Diluted earnings per share	$	(1.82)	$	(1.83)	$	(1.78)

Dilutive potential common shares consist of shares issuable upon the vesting of RSUs, MSUs and equity consideration. Potential common shares determined to be antidilutive and excluded from diluted weighted average shares outstanding were approximately 2.3 million, 1.5 million and 1.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. Potential common shares related to the Notes determined to be antidilutive and excluded from diluted weighted average shares outstanding were 5.8 million for each of the years ended December 31, 2022, 2021 and 2020.

14. Noncash Share-Based Compensation

Employee Noncash Share-based Compensation Plans

2017 Stock Plan. The Company's 2017 Stock Plan provides for the issuance of awards to employees, officers, directors and certain other individuals providing services to the Company who are eligible to receive awards. In May 2021, the Company's stockholders approved an amendment to the 2017 Stock Plan increasing the aggregate amount of shares available for issuance to 7,650,000. The Company may provide these incentives through the grant of: (i) restricted stock awards; (ii) RSUs (time, performance and market-based); (iii) stock options; (iv) SARs; (v) phantom stock; and (vi) performance awards, such as MSUs. As of December 31, 2022, there were no outstanding equity awards under any of the previous Company stock plans.

As of December 31, 2022, the Company had outstanding equity awards to acquire 2,204,569 shares of its common stock held by the Company's employees, directors and consultants under the 2017 Stock Plan (assuming MSU performance at 100% of the MSUs initially granted), and inclusive of 1,988,883 RSUs and 215,686 MSUs. As of December 31, 2022, 2,983,140 shares remain available for grant under the 2017 Stock Plan. As of December 31, 2022, there were no options, SARs, restricted stock awards or phantom stock issued under the 2017 Stock Plan.

Inducement awards. In November 2021, the Company granted inducement awards in an aggregate amount of 332,004 shares in accordance with NYSE Rule 303A.08. These inducement awards were in the form of RSUs granted to certain new employees in connection with the acquisition of EveryMundo. As of December 31, 2022, the Company had 245,816 outstanding equity inducement awards (the inducement awards, together with the 2017 Stock Plan are referred to as the "Stock Plans").

Equity consideration. As part of the EveryMundo acquisition in November 2021, the purchase agreement included equity consideration of 273,120 shares of the Company's common stock to be issued to the recipients contingent on their employment with the Company during a two-year period. Based on the underlying agreements, this portion of the consideration was determined to represent post-combination noncash share-based compensation expense from an accounting perspective as opposed to purchase consideration. The grant date fair value of the equity consideration stock awards is $36.32 and they vest in

22

equal annual installments over a two-year period from the grant date. As of December 31, 2022, the Company had 136,560 outstanding equity consideration shares.

Noncash share-based compensation expense for all noncash share-based payment awards granted is determined based on the grant date fair value of the award. The Company recognizes compensation expense, net of estimated forfeitures, which represents noncash share-based awards expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. Noncash share-based awards typically vest over four years. The Company estimates forfeiture rates based on its historical experience for grant years where the majority of the vesting terms have been satisfied. Changes in estimated forfeiture rates are recognized through a cumulative catch-up adjustment in the period of change and thus impact the amount of noncash share-based compensation expense to be recognized in future periods.

Noncash share-based compensation expense is allocated to expense categories on the Consolidated Statements of Comprehensive Income (Loss). The following table summarizes noncash share-based compensation expense, net of amounts capitalized, for the years ended December 31, 2022, 2021 and 2020 (in thousands).

		For the Year Ended December 31,				
		2022		2021		2020
Share-based compensation:						
Cost of revenue	$	3,898	$	3,679	$	2,132
Operating expenses:						
Selling and marketing		12,360		10,407		6,536
Research and development		12,496		8,288		6,061
General and administrative		13,960		12,701		9,670
Total included in operating expenses		38,816		31,396		22,267
Total share-based compensation expense	$	42,714	$	35,075	$	24,399

At December 31, 2022, there were an estimated $68.1 million of total unrecognized compensation costs related to noncash share-based compensation arrangements. These costs will be recognized over a weighted average period of 2.5 years.

RSUs (time-based)

The Company has granted time-based RSUs under the Stock Plans. Time-based RSUs granted to employees, directors and consultants have historically vested in equal annual installments over a one to four-year period from the grant date. RSUs granted in 2022 vest 25% after one year and in equal quarterly installments for the remaining term of the award which is typically three additional years.

The following table summarizes the Company's unvested time-based RSUs as of December 31, 2022, and changes during the year then ended (number of shares in thousands):

	Number of shares		Weighted average grant date fair value	Weighted average remaining contractual term (year)
Unvested at December 31, 2021	2,145	$	43.57	
Granted	1,416		30.03	
Vested	(869)		40.95	
Forfeited	(457)		39.49	
Unvested at December 31, 2022	2,235	$	36.39	2.60

The weighted average grant-date fair value of the time-based RSUs granted during the years ended December 31, 2022, 2021 and 2020 was $30.03, $43.28 and $52.62, respectively. The total fair value as of the respective vesting date of time-based RSUs vested during the years ended December 31, 2022, 2021 and 2020 was $24.6 million, $32.9 million and $46.7 million, respectively.

RSUs (performance-based)

During 2019 and 2020, the Company granted performance-based RSUs ("PRSUs") under the 2017 Stock Plan to certain executive employees. The actual number of PRSUs that were eligible to vest pursuant to these awards, up to a maximum of 200% of the PRSUs initially granted, was based upon achievement of certain internal performance metrics, as defined by each award's plan documents or individual award agreements. The shares earned from the 2019 PRSUs vested on January 15, 2022. No shares were earned from the 2020 PRSUs. The following table summarizes the Company's unvested PRSUs as of December 31, 2022, and changes during the year then ended (number of shares in thousands):

	Number of shares		Weighted average grant date fair value	Weighted average remaining contractual term (year)
Unvested at December 31, 2021	140	$	42.93	
Granted	—		—	
Vested	(75)		33.05	
Forfeited	(65)		54.23	
Unvested at December 31, 2022	—	$	—	0

The weighted average grant-date fair value of the performance-based RSUs granted during the year ended December 31, 2020 was $54.23. The total fair value as of the respective vesting date of performance-based RSUs vested during the year ended December 31, 2022 was $2.1 million.

MSUs

In 2021 and 2022, the Company granted MSUs to certain executive employees under the Stock Plans. The MSUs are performance-based awards that vest based upon the Company's relative shareholder return. The actual number of MSUs that will be eligible to vest is based on the total shareholder return of the Company relative to the total shareholder return of the Index over the 3-year Performance Period. The 2021 MSUs will vest on January 31, 2024 and the 2022 MSUs will vest on January 31, 2025. The MSUs maximum number of shares issuable upon vesting is 200% of the MSUs initially granted. The Company did not grant any MSUs in 2020. The following table summarizes the Company's MSUs activity for the year ended December 31, 2022 (number of shares in thousands):

	Number of unvested awards		Weighted average grant date fair value	Weighted average remaining contractual term (year)
Unvested at December 31, 2021	126	$	56.05	
Granted	117		37.65	
Vested	—		—	
Forfeited	(27)		56.05	
Expired	—		—	
Unvested at December 31, 2022	216	$	43.34	1.63

The total fair value as of the respective vesting date of the MSUs vested during the years ended December 31, 2022, 2021 and 2020 was zero, $10.7 million and $12.7 million, respectively.

The Company estimates the fair value of MSUs on the date of grant using a Monte Carlo simulation model. The determination of the fair value of the MSUs is affected by the Company's stock price and a number of assumptions including the expected volatilities of the Company's stock and the Index, its risk-free interest rate and expected dividends. The Company's expected volatility at the date of grant was based on the historical volatilities of the Company and the Index over the Performance Period. The Company did not estimate a forfeiture rate for the MSUs due to the limited size, the vesting period and nature of the grantee population and the lack of history of granting this type of award. Significant assumptions used in the Monte Carlo simulation model for MSUs granted during the year ended December 31, 2022 and 2021 are as follows:

	For the Year Ended December 31,	
	2022	2021
Volatility	54.50%	53.29%
Risk-free interest rate	1.20%	0.22%
Expected award life in years	2.97	2.97
Dividend yield	—%	—%

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") provides for eligible employees to purchase shares on an after-tax basis in an amount between 1% and 10% of their annual pay: (i) on June 30 of each year at a 15% discount of the fair market value of the Company's common stock on January 1 or June 30, whichever is lower, and (ii) on December 31 of each year at a 15% discount of the fair market value of the Company's common stock on July 1 or December 31, whichever is lower. An employee may not purchase more than $5,000 in either of the six-month measurement periods described above or more than $10,000 annually. In May 2021, the Company's stockholders approved an amendment to the ESPP Plan increasing the aggregate amount of shares available for issuance under the ESPP to 1,000,000. During the year ended December 31, 2022, the Company issued 106,586 shares under the ESPP. As of December 31, 2022, 387,125 shares remain authorized and available for issuance under the ESPP. As of December 31, 2022, the Company held approximately $1.1 million on behalf of employees for future purchases under the ESPP, and this amount was recorded in accrued liabilities in the Company's Consolidated Balance Sheet.

15. Income Taxes

The income tax provision consisted of the following for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31,					
	2022		2021		2020	
Current:						
Federal	$	—	$	—	$	—
State and Foreign		932		870		676
		932		870		676
Deferred:						
Federal		—		—		—
State		—		—		—
Income tax provision	$	932	$	870	$	676

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The differences between the effective tax rates reflected in the total provision for income taxes and the U.S. federal statutory rate of 21% for the years ended December 31, 2022, 2021 and 2020, respectively, were as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Provision at the U.S. federal statutory rate	$ (17,076)	$ (16,870)	$ (16,035)
Increase (decrease) resulting from:			
Nondeductible expenses	215	630	482
Statutory to GAAP income adjustment	238	(193)	109
Noncash share-based compensation	3,971	1,194	(3,268)
Other	442	624	460
Incremental benefits for tax credits	(1,976)	(2,494)	(2,391)
Change in tax rate/income subject to lower tax rates	(865)	571	(2,385)
Change related to prior tax years	(662)	759	(553)
Change in valuation allowance	16,645	16,649	24,257
Income tax provision	$ 932	$ 870	$ 676

The Company's effective tax rate was (1.1)%, (1.1)% and (0.9)% for the years ended December 31, 2022, 2021 and 2020, respectively. During the year ended December 31, 2022, the Company's effective tax rate was impacted primarily by changes in valuation allowance.

The tax effects of temporary differences and other tax attributes that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Noncurrent deferred taxes:		
Property and equipment	$ (812)	$ (694)
Noncash share-based compensation	3,611	3,235
Disallowed interest expense	2,664	9,290
Capitalized software	(66)	(1,534)
Amortization	2,074	1,364
Operating lease right-of-use assets	(8,238)	(6,374)
Operating lease liabilities	12,305	10,914
R&E tax credit carryforwards	16,862	14,886
Capitalized research and development expenses	18,089	—
Deferred revenue	1,823	1,879
Federal Net Operating Losses ("NOLs")	92,960	92,960
State NOLs	3,589	3,165
State Credits	4,157	4,157
Foreign NOLs	15,381	11,759
Foreign tax credit carryforward	2,057	2,168
Other	(671)	(223)
Total noncurrent deferred tax assets	165,785	146,952
Less: Valuation allowance	(165,671)	(146,832)
Total net deferred tax asset	$ 114	$ 120

The net deferred tax asset is classified as other assets, noncurrent in the accompanying Consolidated Balance Sheets.

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The Company continues to record a valuation allowance against its U.S. Federal, U.S. State, and France net deferred tax balances. This valuation allowance is evaluated periodically and will be reversed partially or in whole if business results and the economic environment have sufficiently improved to support realization of some or all of the Company's deferred tax assets. In performing the analysis throughout 2022, the Company determined that there was no sufficient positive evidence to outweigh the current and historic negative evidence to determine that it was more likely than not that the deferred assets would not be realized. Therefore, the Company continues to have a valuation allowance against net deferred tax assets as of December 31, 2022 and 2021.

The U.S. federal net operating losses, R&E tax credit and U.S. foreign tax credit carryforward amount available to be used in future periods, taking into account the Section 382 annual limitation and current year losses, is approximately $443.2 million, $21.0 million and $2.1 million, respectively. The Company's net operating losses will begin to expire in 2024, R&E credits will begin to expire in 2031, and foreign tax credits began to expire in 2022. The U.S. net operating losses generated after January 1, 2018 have no expiration. Also included in foreign net operating losses are $55.0 million of French carryforwards which have no expiration.

The Company has federal and state net operating loss carryforwards related to current and prior year operations and acquisitions. Internal Revenue Code Section 382 ("Section 382") places certain limitations on the annual amount of U.S. net operating loss carryforwards that can be utilized when a change of ownership occurs. The Company believes the past acquisitions were changes in ownership pursuant to Section 382, subjecting federal acquired net operating losses to limitations. According to French tax law, the net operating loss carryforwards are not subject to ownership change limitations.

Undistributed earnings of the Company's foreign subsidiaries are considered permanently reinvested and, accordingly, no provision for U.S. federal or state income taxes or non-U.S. withholding taxes has been provided thereon. The cumulative amount of positive undistributed earnings of the Company's non-U.S. subsidiaries, if any, was minimal for the years ended December 31, 2022 and 2021. The Company is presently investing in international operations located in Europe, North America, the United Arab Emirates, Australia, Hong Kong and Singapore. The Company is funding the working capital needs of its foreign operations through its U.S. operations. In the future, the Company plans to utilize its foreign undistributed earnings, as well as continued funding from its U.S. operations, to support its continued foreign investment.

For the year ended December 31, 2022, the Company had no balance in its reserve for unrecognized tax benefits. The balances for net unrecognized tax benefits for the years ended December 31, 2021 and 2020 were immaterial. The Company recorded immaterial amounts for interest and penalties to tax expense as of December 31, 2021 and 2020, respectively. During 2021, the Company determined that the statute of limitations concluded for specific positions and removed these positions from the uncertain tax positions. The Company continually monitors tax positions and will evaluate if any new positions need to be added during the next twelve months.

The following table sets forth the changes to the Company's unrecognized tax benefit for the year ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31,					
	2022		2021		2020	
Beginning balance	$	—	$	14	$	14
Changes based on tax positions related to prior year		—		—		—
Changes due to settlement		—		(14)		—
Ending balance	$	—	$	—	$	14

The table above has been updated to reflect gross tax liability, exclusive of interest and penalties and other offsetting amounts.

16. Convertible Senior Notes

The Company issued $143.8 million principal amount of the 2024 Notes in May 2019 and $150.0 million principal amount of the 2027 Notes in September 2020. The interest rate for the 2024 Notes is fixed at 1% per annum and interest is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2019. The interest rate for the 2027 Notes is fixed at 2.25% per annum and interest is payable semiannually in arrears in cash on March 15 and September 15 of each year, beginning on March 15, 2021. The effective interest rate related to the amortization of the liability component of the 2024 Notes and the 2027 Notes prior to the adoption of ASU 2020-06 was 6.6% and 8.5%, respectively. The 2024 Notes mature on May 15, 2024 and the 2027 Notes mature on September 15, 2027, unless redeemed or converted in accordance with their terms prior to such date.

Each $1,000 of principal of the 2024 Notes will initially be convertible into 15.1394 shares of the Company's common stock, which is equivalent to an initial conversion price of approximately $66.05 per share. Each $1,000 of principal of the 2027 Notes will initially be convertible into 23.9137 shares of the Company's common stock, which is equivalent to an initial conversion price of approximately $41.82 per share. The initial conversion price for each of the Notes is subject to adjustment upon the occurrence of certain specified events.

The Notes are each general unsecured obligations and rank senior in right of payment to all of the Company's indebtedness that is expressly subordinated in right of payment to the Notes, rank equally in right of payment with all of the Company's existing and future liabilities that are not so subordinated, are effectively junior to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries (including trade payables but excluding intercompany obligations owed to the Company or its subsidiaries).

On or after February 15, 2024 and June 15, 2027, respectively, to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2024 and 2027 Notes, respectively, regardless of the contingent conversion conditions described herein. Upon conversion, the Company will pay or deliver cash, shares of its common stock or a combination of cash and shares of its common stock, at its election, as described in the indenture governing the 2024 and 2027 Notes.

Holders may convert their 2024 and 2027 Notes at their option at any time prior to the close of business on the business day immediately preceding February 15, 2024 and June 15, 2027, respectively, only under the following circumstances:

- during the five consecutive business day period immediately following any five consecutive trading day period (the "Measurement Period") in which the trading price per 2024 and 2027 Note, respectively, for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such day;

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2019 and December 31, 2020, respectively, if the last reported sale price of the common stock for 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or

- upon the occurrence of specified corporate events.

If a fundamental change (as defined in the relevant indenture governing the applicable series of Notes) occurs prior to the maturity date, holders of each of the Notes may require the Company to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount at maturity of the Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

In accordance with accounting guidance on embedded conversion features at the time of the Notes issuance, the Company valued and bifurcated the conversion options associated with each of the Notes from the respective host debt instrument, which is referred to as debt discount, and recorded the conversion option of each of the Notes in stockholders' equity at the time of the issuance of the Notes.

Effective January 1, 2021, the Company early adopted ASU 2020-06, *Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in an Entity's Own Equity*. Upon adoption of the new standard, the Company removed the debt discount and adjusted the debt issuance cost which was previously allocated between the liability and the equity component, resulting in an increase of $68.8 million to convertible debt, net. In addition, the Company recorded a reduction to additional paid-in capital of $80.1 million related to the equity conversion component of the outstanding convertible notes which was previously separated and recorded in equity. The net cumulative impact of the adoption of the standard was recorded as a decrease to accumulated deficit.

As of December 31, 2022, the 2024 and 2027 Notes are not yet convertible, and their remaining life is approximately 16 months and 56 months, respectively.

As of December 31, 2022 and 2021, the fair value of the principal amount of the Notes was $263.7 million and $299.4 million, respectively. The estimated fair value was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the Company's stock price and interest rates, which represents level 2 in the fair value hierarchy.

The Notes consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Liability component:		
Principal	$ 293,750	$ 293,750
Less: debt issuance cost, net of amortization	(3,971)	(5,463)
Net carrying amount	$ 289,779	$ 288,287

The following table sets forth total interest expense recognized related to the Notes (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Coupon	$ 4,813	$ 4,813	$ 2,422
Amortization of debt issuance costs	1,491	1,491	733
Amortization of debt discount	—	—	7,970
Total	$ 6,304	$ 6,304	$ 11,125

Capped Call Transactions

In May 2019 and in September 2020, in connection with the offering of the 2024 and 2027 Notes, respectively, the Company entered into privately negotiated capped call transactions (collectively, the "Capped Call") with certain option counterparties. The Capped Call transactions cover, subject to customary anti-dilution adjustments, the number of shares of the Company's common stock initially underlying the Notes, at a strike price that corresponds to the initial conversion price of the Notes, also subject to adjustment, and are exercisable upon conversion of the Notes. The Capped Call transactions are intended to reduce potential dilution to the Company's common stock and/or offset any cash payments the Company will be required to make in excess of the principal amounts upon any conversion of Notes, and to effectively increase the overall conversion price of the 2024 Notes from $66.05 to $101.62 per share and for the 2027 Notes from $41.82 to $78.90 per share. As the Capped Call transactions meet certain accounting criteria, they are recorded in stockholders' equity and are not accounted for as derivatives. The cost of the Capped Call was $16.4 million and $25.3 million for the 2024 and 2027 Notes, respectively, and was recorded as part of additional paid-in capital.

17. Credit Facility

The Company's $50 million secured Credit Agreement ("Revolver") with the lenders party thereto and Wells Fargo Bank, National Association as agent for the lenders party thereto expired in March 2022. There were no outstanding borrowings under the Revolver prior to its expiration.

18. Commitments and Contingencies

Litigation

The Company is involved in various legal proceedings, claims and litigation which arise in the ordinary course of the business. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company is not currently involved in any outstanding litigation that it believes, individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations or cash flows.

Purchase Commitments

The purchase commitments consist of agreements to purchase goods and services entered into the ordinary course of business, mainly related to infrastructure platforms, business technology software and support, and other services. The following table summarizes the non-cancelable unconditional purchase commitments for each of the next five years and thereafter as of December 31, 2022 (in thousands):

Year Ending December 31,		Amount
2023	$	34,541
2024		40,385
2025		44,131
2026		47,416
2027		—
Thereafter		—
Total	$	166,473

Indemnification

The Company's software agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software solutions infringe a third party's intellectual property rights. To date, the Company has not incurred any losses as a result of such indemnifications and has not accrued any liabilities related to such obligations in the Company's Consolidated Financial Statements.

19. Segment and Geographic Information

The Company operates as one segment with a single reporting unit. Operating segments are the components of an enterprise where separate financial information is evaluated regularly by the chief operating decision-maker, who is the Company's Chief Executive Officer, in deciding how to allocate resources and assessing financial performance. The Company's chief operating decision-maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by Geography

The Company presents financial information on a consolidated basis and does not assess the profitability of its geographic regions. Accordingly, the Company does not attempt to comprehensively assign or allocate costs to these regions and does not produce reports for, or measure the performance of, its geographic regions based on any asset-based metrics.

International revenue for the years ended December 31, 2022, 2021 and 2020, amounted to approximately $177.8 million, $162.5 million and $170.1 million, respectively, representing 64%, 65% and 67%, respectively, of annual revenue.

The following geographic information is presented for the years ended December 31, 2022, 2021 and 2020. The Company categorizes geographic revenues based on the location of the customer's headquarters.

		Year Ended December 31,					
		2022		2021		2020	
		Revenue	Percent	Revenue	Percent	Revenue	Percent
The Americas:							
United States of America	$	98,361	36 %	$ 88,892	35 %	$ 82,299	32 %
Other		25,137	9 %	21,349	9 %	25,123	10 %
Subtotal		123,498	45 %	110,241	44 %	107,422	42 %
Europe		83,485	30 %	76,484	30 %	74,936	30 %
Asia Pacific		41,055	15 %	41,234	16 %	47,416	19 %
The Middle East		26,395	9 %	21,962	9 %	21,825	9 %
Africa		1,704	1 %	1,502	1 %	825	— %
Total revenue	$	276,137	100 %	$ 251,423	100 %	$ 252,424	100 %

20. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable. The Company's deposits exceed federally insured limits. For the year ended December 31, 2022, no customer accounted for 10% or more of trade accounts receivables. For the years ended December 31, 2022, 2021 and 2020, no single customer accounted for 10% or more of revenue.

21. Related-Party Transactions

The Company currently has employment agreements with its executive officers. In the event of termination of employment other than for cause, the employment agreements provide separation benefits, including twelve to eighteen months of salary, as well as the vesting of certain equity awards.

22. Employee Retirement Savings Plan

The Company has a 401(k) savings plan for all eligible employees in the United States. Historically, the Company's matching contribution has been 50% of the first 8% of employee contributions, and the Company may also make discretionary contributions. Matching contributions by the Company in 2022, 2021 and 2020 totaled approximately $3.9 million, $3.5 million and $4.3 million, respectively.

23. Severance and Other Related Costs

In October 2022, the Company reprioritized its investments to focus on supporting key growth areas of its business. As a result of this reprioritization, the Company incurred approximately $4.0 million of severance, employee benefits, outplacement and related costs in the fourth quarter of 2022. These costs were recorded primarily as operating expenses in the Consolidated Statements of Comprehensive Income (Loss), mainly research and development, and sales and marketing. During the quarter ended December 31, 2022, cash payments of $3.1 million were recorded for the incurred costs.

24. Subsequent Event

In early 2023, the Company made organizational changes to focus on supporting key growth areas of its business. As a result, the Company expects to incur approximately $3.0 million of severance, employee benefits, outplacement and related costs in the first quarter of 2023.

31

Schedule II
Valuation and Qualifying Accounts

	Balance at beginning of period		Additions charged to costs and expenses		Deductions (1)		Other (2)		Balance at end of period
Allowance for credit losses									
2022	$	1,206	$	552	$	(1,149)	$	—	$	609
2021	$	4,122	$	161	$	(3,077)	$	—	$	1,206
2020	$	214	$	5,870	$	(1,962)	$	—	$	4,122
Valuation allowance									
2022	$	146,832	$	16,645	$	—	$	2,194	$	165,671
2021	$	130,733	$	16,649	$	—	$	(550)	$	146,832
2020	$	106,476	$	24,375	$	—	$	(118)	$	130,733

(1) Deductions column represents the reversal of additions previously charged to costs and expenses and uncollectible accounts written off, net of recoveries.
(2) Other column represents the cumulative translation adjustment impact on the allowance.

32

Exhibit Index

Exhibit No.	Description	Provided Herewith	Incorporated by Reference	
			Form	Filing Date
2.1	Agreement and Plan of Merger dated as of November 30, 2021		8-K	11/30/2021
3.1	Amended and Restated Certificate of Incorporation.		S-1/A	6/15/2007
3.2	Amended and Restated Bylaws.		8-K	4/29/2020
4.1	Specimen certificate for shares of common stock.		S-1/A	6/11/2007
4.2	Indenture, dated May 7, 2019 between Registrant and Wilmington Trust, National Association, as trustee.		8-K	5/7/2019
4.3	Global Note, dated May 7, 2019 between Registrant and Wilmington Trust, National Association, as trustee.		8-K	5/7/2019
4.4	Indenture, dated September 15, 2020 between Registrant and Wilmington Trust, National Association, as trustee.		8-K	9/16/2020
4.5	Global Note, dated September 15, 2020 between Registrant and Wilmington Trust, National Association, as trustee.		8-K	9/16/2020
4.6	Description of Registered Securities.		10-K	2/19/2020
10.1+	Amended and Restated 2017 Equity Incentive Plan, as amended.		DEF-14A	4/2/2021
10.2+	Form of Notice of Grant of Market Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2021).		10-K	2/12/2021
10.3+	Form of Notice of Grant of Stock Option and Award Agreement under the 2017 Equity Incentive Plan.		10-Q	8/3/2017
10.4+	Form of Notice of Grant of Performance Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan.		10-Q	8/3/2017
10.5+	Form of Notice of Grant of Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan.		10-Q	8/3/2017
10.6+	Form of Notice of Grant of Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2021).		10-K	2/12/2021
10.7+	Form of Notice of Grant of Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2022)		10-K	2/18/2022
10.8+	Form of Notice of Grant of Stock Appreciation Rights and Award Agreement under the 2017 Equity Incentive Plan.		10-Q	8/3/2017
10.9+	Form of Performance Restricted Stock Unit Agreement.		8-K	1/18/2019
10.10+	2013 Employee Stock Purchase Plan, as amended.		DEF-14A	4/2/2021
10.11	Office Lease Agreement, dated November 30, 2018, by and between PROS, Inc., and Thor Kirby 3 Group, LLC.		8-K	12/4/2018
10.12+	Second Amended and Restated Employment Agreement, dated December 3, 2018, by and between PROS, Inc., Registrant, and Andres D. Reiner.		8-K	12/4/2018
10.13+	Amended and Restated Employment Agreement, dated December 3, 2018, by and between PROS, Inc., Registrant, and Stefan B. Schulz.		8-K	12/4/2018
10.14+	Form of Indemnification Agreement to be entered into among Registrant, its affiliates and its directors and officers.		10-K	2/15/2017
10.16	Form of Base Capped Call Confirmation.		8-K	5/7/2019
10.17	Form of Additional Capped Call Confirmation.		8-K	5/7/2019
10.18	Form of Base Capped Call Confirmation.		8-K	9/16/2020
21.1	List of Subsidiaries.	X		
23.1	Consent of PricewaterhouseCoopers LLP.	X		
24.1*	Power of Attorney.	X		
31.1	Certification of Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).	X		
31.2	Certification of Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/ 15d-14(a).	X		
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.	X		

Exhibit No.	Description
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*   Reference is made to page F-39 of this Annual Report on Form 10-K.

**   This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, or otherwise subject to the liability of that Section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

+   Indicates a management contract or compensatory plan or arrangement.

Item 16. *Form 10-K summary*

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. The Registrant has elected not to include such summary information.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 15, 2023.

PROS Holdings, Inc.

By: /s/ Andres Reiner
——————————————————————
Andres Reiner
President and Chief Executive Officer

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints each of Andres Reiner and Stefan Schulz, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Andres Reiner Andres Reiner	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 15, 2023
/s/ Stefan Schulz Stefan Schulz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 15, 2023
/s/ Scott Cook Scott Cook	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 15, 2023
/s/ William Russell William Russell	Chairman of the Board	February 15, 2023
/s/ Carlos Dominguez Carlos Dominguez	Director	February 15, 2023
/s/ Raja Hammoud Raja Hammoud	Director	February 15, 2023
/s/ Leland T. Jourdan Leland T. Jourdan	Director	February 15, 2023
/s/ Catherine Lesjak Catherine Lesjak	Director	February 15, 2023
/s/ Greg B. Petersen Greg B. Petersen	Director	February 15, 2023
/s/ Timothy V. Williams Timothy V. Williams	Director	February 15, 2023

EXHIBIT 21.1

PROS Holdings, Inc.
List of Subsidiaries as of December 31, 2022

Name of Entity	State/Country of Incorporation/Organization
PROS Bulgaria EOOD	Bulgaria
PROS Canada Operations, Ltd.	Canada
PROS CPQ, Inc.	Illinois
PROS Ecuador S.A.S.	Ecuador
PROS Europe Limited	England and Wales
PROS France SAS	France
PROS Germany GmbH	Germany
PROS, Inc.	Delaware
PROS International Technology Limited	Ireland
PROS Middle East Technology Systems L.L.C.	United Arab Emirates
PROS Technology Australia Pty. Ltd.	Australia
PROS Travel Commerce, Inc.	Delaware
PROS Travel Retail SAS	France
EveryMundo, LLC	Florida
EveryMundo Pte. Ltd.	Singapore

EXHIBIT 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-256091) and Form S-8 (Nos. 333-261407, 333-256089, 333-231623, 333-219192 and 333-193867) of PROS Holdings, Inc. of our report dated February 15, 2023 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 15, 2023

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Andres Reiner, certify that:

1. I have reviewed this annual report on Form 10-K of PROS Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 15, 2023

/s/ Andres Reiner
Andres Reiner
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stefan Schulz, certify that:

1. I have reviewed this annual report on Form 10-K of PROS Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 15, 2023

/s/ Stefan Schulz

Stefan Schulz
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Andres Reiner, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the annual report of PROS Holdings, Inc., on Form 10-K for the period ended December 31, 2022 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of PROS Holdings, Inc.

February 15, 2023	/s/ Andres Reiner
	Andres Reiner
	President and Chief Executive Officer

I, Stefan Schulz, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the annual report of PROS Holdings, Inc., on Form 10-K for the period ended December 31, 2022 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of PROS Holdings, Inc.

February 15, 2023	/s/ Stefan Schulz
	Stefan Schulz
	Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to PROS Holdings, Inc. and will be retained by PROS Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request. This certification "accompanies" the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.



EXECUTIVE OFFICERS

Andres D. Reiner
President, Chief Executive
Officer and Director

Stefan B. Schulz
Executive Vice President and
Chief Financial Officer

For additional listing of PROS senior management, visit: https://pros.com/about-pros/leadership-team/

BOARD OF DIRECTORS

William Russell (2) (3)
Non-Executive Chairman

Andres D. Reiner
President, Chief Executive Officer and Director

Carlos Dominguez (1)
Director

Catherine Lesjak (1) (3)
Director

Raja Hammoud (2)
Director

Greg B. Petersen (1) (2)
Director

Leland Jourdan (2)
Director

Timothy V. Williams (1) (3)
Director

1   *Audit Committee*
2   *Compensation and Leadership Development Committee*
3   *Nominating and Corporate Governance Committee*
      Blue Designates Chairperson



Stockholder Information

CORPORATE OFFICES

PROS Holdings, Inc.
3200 Kirby Dr., Suite 600
Houston, TX 77098

713.335.5151

www.PROS.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pricewaterhouse Coopers, LLP
488 Almaden Boulevard, Suite 1800
San Jose, CA 95110
408.817.3700
www.pwc.com

COMMON STOCK LISTING

Our Common Stock is traded on the New York Stock Exchange under the symbol "**PRO**".

ANNUAL MEETING

Our 2023 annual stockholders meeting will be held virtually at 8:00 a.m. Central Daylight Time on Thursday, May 11, 2023.
Attend by accessing:
www.virtualshareholdermeeting.com/PRO2023
Only stockholders of record at the close of business on March 21, 2023 will be entitled to vote at the annual meeting.

TRANSFER AGENT AND REGISTRAR

Stockholders with inquiries regarding address corrections, lost certificates or changes in registered ownership should contact our stock transfer agent:

Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
www.shareholder.broadridge.com/bcis

CONTACTS

Investor Relations
713.335.5151
IR@PROS.com

